OSLER,
HOSKIN &
HARCOURT

Osler, Hoskin & Harcourt LLP
Barristers & Solicitors
1000 de La Gauchetière Street West, Suite 2100, Montréal, Québec, Canada H3B 4W5
T 514·904·8100 F 514·904·8101 osler.com

MONTR[redacted]O OTTAWA CALGARY NEW YORK

File No. 82-3764

François Paradis
Direct Dial: (514) 904-5366
fparadis@osler.com

February 12, 2004

Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549

Attention: Office of International Corporate Finance

Ladies and Gentlemen:

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since January 16, 2004. For your convenience, a list of these documents is provided in the attached schedule.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid envelope to our messenger who has been instructed to wait.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,

François Paradis
FP

dlw 2/18

cc: Ms. Mary Cascio *(without attachments)*
Ms. Vanessa Fontana *(with attachments)*

OSLER,
HOSKIN &
HARCOURT

SCHEDULE
(02/12/04)

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated September 26, 2003 requesting an exemption from the registration and reporting requirements of the Exchange Act pursuant to Rule 12g3-2(b) under the Exchange Act.

	Document type	Date of filing	
		SEDAR	Schedule "A" reference number
1.	**ANNUAL INFORMATION**		
1.	Annual Report (Fiscal year 2003)	January 29, 2004	1.1
2.	Form of proxy	January 29, 2004	1.3
3.	Management proxy / information circular	January 29, 2004	1.3
4.	Management discussion and analysis (fiscal year 2003)	January 29, 2004	1.2
5.	Notice of shareholders' meeting	January 29, 2004	1.4
6.	Annual information form	January 29, 2004	1.2
4.	**INFORMATION RELATING TO CHANGES IN SHARE CAPITAL AND MATERIAL TRANSACTIONS**		
7.	Report on the number and value of securities distributed in Quebec	January 29, 2004	4.10

National Bank of Canada

12g3-2(b) Submission

English summary of the report on the number of securities issued in Québec dated January 22, 2004

In accordance with Section 114 of *The Securities Regulation* (Québec), set forth below is the report of National Bank of Canada on the number and value of the securities issued in Québec under the exemption set forth in Section 52 of *The Securities Act* (Québec) during the fiscal year which ended on October 31, 2003.

TITLE	NUMBER:	VALUE:
➢ Dividend Reinvestment Plan	[See attached document]	[See attached document]
➢ Stock Option Plan: • Grant of options to employees residing in Québec: • Options exercised by the employees residing in Québec:	[See attached document]	[See attached document]

Yours truly,

[signature]

BANQUE NATIONALE DU CANADA

Le 22 janvier 2004

DÉPÔT SEDAR

COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC
Tour de la Bourse
800, Square Victoria
22ième étage
Montréal (Québec)
H4Z 1G3

À l'attention du service de l'information continue

OBJET : Rapport sur le nombre de titres placés au Québec

Madame, Monsieur,

Voici, conformément à l'article 114 du *Règlement sur les valeurs mobilières du Québec*, le rapport de la Banque Nationale du Canada sur le nombre et la valeur des titres placés au Québec sous le régime des dispenses prévues à l'article 52 de la *Loi sur les valeurs mobilières du Québec* au cours de l'exercice financier ayant pris fin le 31 octobre 2003.

TITRE :	NOMBRE :	VALEUR :
➢ Régime de réinvestissement de dividende :	96 390	3 208 237.14$
➢ Régime d'option d'achat d'actions :		
• Options octroyées aux employés résidant au Québec :	1 370 100	42 404 595.00$
• Options exercées par les employés résidant au Québec :	720 307	24 198 544.67$

Veuillez agréer, madame, monsieur, l'expression de nos sentiments les meilleurs.

(signé) Johanne Dupont
Vice-présidente et secrétaire corporatif

C:\WINDOWS\Temporary Internet Files\Content.IE5\W7WXETCJ\RAPPORT 114 EF 2002-2003 (1).doc

ANNUAL INFORMATION FORM

ANNUAL INFORMATION FORM

Distribution Notice
The Annual Information Form must be accompanied by copies of all the documents incorporated into it by reference when it is provided to security holders or other interested parties.

Portions of the Annual Information Form are disclosed in the following documents and are incorporated herein by reference:
- the annual report to shareholders for the fiscal year ended October 31, 2003 ("Annual Report")
- *the Management Proxy Circular dated as at January 22, 2004 ("Circular")*

ANNUAL INFORMATION FORM (cont.)

CORPORATE STRUCTURE

Name and Incorporation

National Bank of Canada (the "Bank") is a chartered bank governed by the *Bank Act* (Canada). The Bank's roots date back to 1859 with the founding of the *Banque Nationale* in Quebec City. Its current charter is the result of a series of amalgamations, notably with The Provincial Bank of Canada in 1979, with the Mercantile Bank of Canada in 1985, and with National Bank Leasing Inc., its wholly-owned subsidiary, in 1992. Although no change was made to its statutes, in March 2001, the Bank amended section 4.1 of By-Law I of the General By-Law to reduce the minimum and maximum number of Directors and, in March 2002, it amended section 4.6 of By-Law I to increase the aggregate remuneration which may be paid to its Directors.

GENERAL DEVELOPMENT OF THE BUSINESS

Five-Year History

Fiscal 1998-1999: The Bank acquired First Marathon which it integrated with Lévesque Beaubien Geoffrion, its securities brokerage subsidiary, to form National Bank Financial, a Canada-wide brokerage and investment bank.

Fiscal 1999-2000: Committed to improving the quality of services offered to its various client groups and better positioning itself with respect to the growth in electronic commerce and services, the Bank signed a partnership agreement with a preferred supplier of information technology services.

Fiscal 2000-2001: In keeping with its business model of being a super-regional bank offering such value-added services as investment banking and wealth management to its individual and business clients, the Bank sold its asset-based lending operations in the United States as well as its merchant payment solutions.

Fiscal 2001-2002: The Bank strengthened its position in potentially lucrative markets through major partnership agreements and acquisitions, particularly that of Altamira, a Canadian mutual fund manager and distributor. In addition, the Bank significantly improved the quality of its lending portfolio as evidenced by the level of gross private impaired loans outstanding, which amounted to $479 million as at October 31, 2002 compared to $932 million as at October 31, 2001.

Fiscal 2002-2003: The Bank pursued its strategy to be a super-regional bank in Quebec while being highly selective in choosing its activities outside its core market. It executed this strategy with determination, diligence and discipline as evidenced by the record net income of $624 million for fiscal 2003. The Bank achieved all its financial objectives and even surpassed several. Moreover, shareholders enjoyed an excellent return on their investment, with total shareholder return reaching 43% for the year ended October 31, 2003.

DESCRIPTION OF BUSINESS

Environmental Risk: In order to minimize environmental risk, several years ago the Bank notably implemented a procedure setting out its environmental responsibilities when granting credit and taking possession of assets. To date, the risks involved have not had a material impact on the Bank's operations.

ANNUAL INFORMATION FORM (cont.)

DIRECTORS AND OFFICERS

Directors: Since November 1, 1998, the Directors mentioned on page 126 have held the principal functions described in the "Election of Directors" section of the Circular.

Executive Officers: Since November 1, 1998, the members of senior management mentioned on pages 128 and 129 have held various management, executive or senior executive positions with the Bank, with the exception of: G.F. Kym Anthony who, from 1993 to 1998, was Chair and Chief Executive Officer, TD Securities Inc. and, from 1998 to 1999, was Chief Operating Officer and Executive Vice-President, First Marathon Securities Ltd.; Guy Benoît who, from 1998 to 2003, was Vice-President – Central District, TD Bank Financial Group; Yves G. Breton who, from 1995 to 1998, was Senior Vice-President – Markets and Advisor to the President and Chief Operating Officer, Confédération des Caisses Populaires et d'Économie Desjardins du Québec and, in 1998 was Senior Vice-President and General Manager – Markets, Montreal Exchange; Johanne Dupont who, from 1995 to 2002, was Legal Advisor and Interim General Secretary, Montreal Exchange; Marc Godin who, from 1997 to 2000, was Chief Financial Officer, Western European Operations, Telesystem Ltd., from 2000 to 2001, was Partner, IUGO Venture Inc. and, from 2001 to 2003, was President, Marc Godin & Associés Inc.; Alice Keung who, from 1994 to 1999, was Vice-President – Operations, Interface Asia-Pacific, from 1999 to 2000, was Senior Director, Commercial Business Units, Information Technology, Air Canada and, from 2000 to 2003, was Vice-President – Information Technology and Chief Information Officer, Air Canada; Olivier H. Lecat who, from 1992 to 1997, was Vice-President – Treasury and Investment Banking, Internal Audit Services and, from 1997 to 2001, was Vice-President – Corporate and Investment Banking, Internal Audit Services, Royal Bank; Luc Papineau who, from 1997 to 1998, was Vice-President and Branch Manager, Merrill Lynch Canada Inc.; Michel Tremblay who, from 1993 to 1998, was Senior Vice-President – Investments, ING Canada, and Senior Vice-President and Managing Director, ING Investment Management; Ricardo Pascoe who, from 1996 to 2000, was Managing Partner, Veritas Capital Management LLC, Greenwich, CT, from 2000 to 2002, was Executive General Manager – Americas, Commerzbank Capital Markets Corp., New York and Global Head of Fixed Income Trading and Global Head of Alternative Investment Strategies, Commerzbank Securities and, from 2002 to 2003, was Global Head of Markets, Commerzbank Securities, London, England; Greg A. Reed who, from 1997 to 2002, was Director, McKenzie and, from 2002 to 2003, was Senior Director, McKenzie; and W. David Wood who, from 1993 to 1999, was President – Correspondent Network.

Shareholdings of Directors and Executive Officers: To the best of the Bank's knowledge, the Directors and Executive Officers of the Bank as a group beneficially own less than 1% of the outstanding common shares of the Bank.

Additional Information: The Bank undertakes to provide to any person, upon request, a copy of the Annual Information Form of the Bank, together with a copy of any document incorporated therein by reference, a copy of the annual consolidated financial statements for the year ended October 31, 2003 with the accompanying auditors' report, a copy of any subsequent quarterly financial statements, a copy of the Circular in respect of its most recent Annual Meeting of Shareholders that involved the election of Directors, and a copy of any other document that is incorporated by reference into a preliminary short form prospectus or a short form prospectus whenever the securities of the Bank are part of a distribution. The Circular enclosed with the Notice, dated January 22, 2004, of the Annual Meeting of Shareholders scheduled for March 10, 2004, contains additional information such as the remuneration and indebtedness of Directors and Executive Officers, the principal holders of Bank shares, the stock options awarded and the interests of insiders in material transactions. Copies of these documents may be obtained upon request from the Corporate Secretary's Office of the Bank, 600 de La Gauchetière West, 4th Floor, Montreal, Quebec, Canada H3B 4L2.

November 28, 2003

NATIONAL BANK OF CANADA

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date:	**Wednesday, March 10, 2004**
Time:	**9:30 a.m. (Eastern time)**
Place:	**Fairmont The Queen Elizabeth Hotel** **900 René-Lévesque Boulevard West** **Montreal, Quebec**

BUSINESS OF THE MEETING

1. To receive the consolidated financial statements for the financial year ended October 31, 2003 and the auditors' report thereon;
2. To consider and, if deemed appropriate, confirm by Special Resolution an amendment to Section 4.1 of By-Law I of the Bank so as to reduce the minimum and maximum number of directors of the Bank;
3. To elect directors;
4. To consider and, if deemed appropriate, confirm by Special Resolution an amendment to Section 4.6 of By-Law I to increase the aggregate remuneration which may be paid to all directors of National Bank of Canada (the "Bank") during a financial year (the Special Resolution is presented in the "Business of the Meeting" section of the Management Proxy Circular (the "Circular"));
5. To appoint the auditor;
6. To consider the shareholder proposals set out in Schedule B of the Circular; and
7. To transact such other business as may properly be brought before the Meeting.

Holders of record of common shares of the Bank at 5:00 p.m. on January 22, 2004 are entitled to receive the Notice of Annual Meeting of Shareholders. On that date, 175,642,659 common shares of the Bank were issued and outstanding. Each holder of common shares is entitled to cast one vote per share held, unless restricted in the *Bank Act*.

By Order of the Board of Directors,

Johanne Dupont
Vice-President and Corporate Secretary

Montreal, January 22, 2004

Holders of common shares of the Bank who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy. Proxies may be returned by mail in the postage-paid envelope provided, to National Bank Trust Inc., Share Ownership Management, P.O. Box 888, Station B, Montreal, Quebec H3B 9Z9 or sent by fax to (514) 871-3673. In order to be valid, the form of proxy must reach National Bank Trust Inc. no later than 5:00 p.m. on March 8, 2004.

For any questions regarding the Circular, the form of proxy or the exercise of voting rights, please call 1-866-800-2141.

NATIONAL
BANK
OF CANADA

MINUTES

Minutes of the Annual Meeting of Common Shareholders of NATIONAL BANK OF CANADA (the "Meeting") held at the Palais des Congrès de Montréal, 201 Viger West, Montreal, Quebec, Canada, on Wednesday, March 12, 2003, at 9:30 a.m.

After welcoming the shareholders, André Bérard, Chairman of the Board of Directors (the "Board") of National Bank of Canada (the "Bank"), stated that, in accordance with the By-Laws of the Bank, the Board had designated him to act as Chairman of the Meeting. He also stated that the Board had designated Linda Caty, Vice-President and Corporate Secretary, to act as Secretary of the Meeting.

ATTESTATION OF QUORUM AND APPOINTMENT OF SCRUTINEERS

The Chairman, noting that the required quorum of 10 shareholders was present, declared the Meeting duly called and constituted.

The Chairman reminded the shareholders that a copy of the minutes of the previous annual meeting had been sent to them with the Management Proxy Circular (the "Circular"). He stated that said minutes had been entered in the records of the Bank, as required by law.

The Chairman appointed Suzanne Bourgouin and Josée Legault, from National Bank Trust Inc., to act as Scrutineers.

RECEIPT OF CONSOLIDATED FINANCIAL STATEMENTS

The Chairman invited the shareholders to watch an audio-visual presentation on the consolidated financial results of the Bank for the financial year ended October 31, 2002.

Following the audio-visual presentation, the Chairman declared received the financial statements of the Bank for the financial year ended October 31, 2002. He then invited Réal Raymond, President and Chief Executive Officer, to give his address.

ADDRESS BY RÉAL RAYMOND

Mr. Raymond addressed the shareholders for the first time as Chief Executive Officer and underscored the Bank's excellent financial position. He summarized the key factors that had contributed to these results. He commented on the appreciation in the value of Bank shares and the quality of corporate governance at the Bank as well as the unfailing support of the members of the Executive Committee.

Mr. Raymond ended his presentation by noting that the Bank was well placed to capitalize on future mergers and that the main challenges facing it would be to grow its revenues and adapt to changes in demand for financial services.

A copy of Mr. Raymond's address was entered in the records of the Bank[1].

Mr. Raymond invited the shareholders to view an audio-visual presentation on the various financial services offered by the Bank.

REVIEW OF THE PRACTICES APPLICABLE TO VOTING

Linda Caty, Vice-President and Corporate Secretary, explained the general voting procedure that would apply during the Meeting. In particular, she explained that a proposal had to be included in the Circular for it to be presented, discussed and voted upon at the Meeting, and that the voting on each of the proposals would be by way of secret ballot.

ELECTION OF DIRECTORS

Mr. Bérard informed the shareholders that Bernard Lemaire and Robert Parizeau would not be standing for re-election because they had reached the retirement age set by the Board. He thanked them warmly for their outstanding contribution to the work and deliberations of the Board.

Mr. Bérard pointed out that the number of Directors to be elected was 18, in accordance with a resolution passed by the Board.

---

[1] *A copy of this address is available on request.*

Mr. Bérard invited Luc Lachapelle, a shareholder of the Bank, to present the management proposal concerning the election of Directors.

Mr. Lachapelle moved that the following persons be nominated as Directors of the Bank to hold office until the subsequent annual meeting:

> André Bérard, Lawrence S. Bloomberg, Pierre Bourgie, Gérard Coulombe, François J. Coutu, Bernard Cyr, Shirley A. Dawe, Nicole Diamond-Gélinas, Jean Douville, Marcel Dutil, Jean Gaulin, Paul Gobeil, Suzanne Leclair, E.A. (Dee) Parkinson-Marcoux, Réal Raymond, Roseann Runte, Jean Turmel and Dennis Wood.

Mr. Bérard thanked Mr. Lachapelle and asked Tami Dubrofsky, a shareholder of the Bank, to second this motion.

Ms. Dubrofsky seconded the motion.

Mr. Bérard thanked Ms. Dubrofsky and invited the shareholders to vote on the first proposal.

APPOINTMENT OF AUDITORS

Mr. Bérard invited Roger Fournelle, a shareholder of the Bank, to present the management proposal relating to the appointment of auditors.

Mr. Fournelle moved that the accounting firms of Samson Bélair/Deloitte & Touche and PricewaterhouseCoopers be appointed as auditors of the Bank for the financial year beginning on November 1, 2002 and ending on October 31, 2003.

Mr. Bérard thanked Mr. Fournelle and invited Jack A. Hasen, a shareholder of the Bank, to second this motion.

Mr. Hasen seconded the motion.

Mr. Bérard thanked Mr. Hasen and invited the shareholders to vote on the second proposal.

PRESENTATION OF SHAREHOLDER PROPOSALS

Mr. Bérard informed the Meeting that the Bank had received, within the prescribed deadline, a request from a shareholder, namely, the Association for the Protection of Quebec Savers and Investors (the "APEIQ"), to include four proposals in the Circular for presentation at the Meeting. Mr. Bérard stated that for expediency, the Bank would not verbally respond to the shareholder proposals as its position on each was clearly outlined in the Circular. Shareholders were invited to consult it.

Mr. Bérard added that the text of these proposals appeared in Schedule A of the Circular.

Before proceeding with the presentation, discussion and voting on these shareholder proposals, Mr. Bérard outlined some additional guidelines to be followed.

FIRST SHAREHOLDER PROPOSAL

Mr. Bérard invited the representative of the APEIQ to formally present its first proposal.

Jocelyne Pellerin, President of the APEIQ, presented the proposal that stock option plans be abolished as a form of compensation to executive officers and Directors of the Bank. Ms. Pellerin stated that, according to the APEIQ, this practice has invariably led to excessively high executive compensation. She added that it was time to look at other forms of compensation such as stock options, which would have to be held for a minimum period to align the interests of officers with those of shareholders.

Gérald Aumont, a shareholder of the Bank, supported Ms. Pellerin's proposal, noting that executive stock option plans were to blame for many irregularities where executives had contravened ethical rules and the law.

Lowell Weir pointed out that stock option plans were a performance incentive for executive officers.

Mr. Bérard invited the shareholders to vote on the first shareholder proposal.

Following receipt of the Scrutineers' report, the Chairman of the Meeting announced to the shareholders the result of the vote on the proposal presented by the Bank concerning the election of Directors.

ELECTION OF DIRECTORS

The Chairman of the Meeting announced that all the nominees for the position of Director had been elected.

Following receipt of the Scrutineers' report, the Chairman of the Meeting announced to the shareholders the result of the vote on the proposal presented by the Bank concerning the appointment of auditors.

APPOINTMENT OF AUDITORS

The Chairman of the Meeting announced that 99.7% of the votes had been cast **FOR** this proposal. Consequently, the proposal was adopted.

SECOND SHAREHOLDER PROPOSAL

Mr. Bérard invited the representative of the APEIQ to formally present its second proposal.

Ms. Pellerin, President of the APEIQ, presented the proposal that the chairs of Board committees present a verbal report at the annual meeting. Ms. Pellerin stated that, according to the APEIQ, the purpose of annual shareholder meetings was to discuss the business activities and internal affairs of the company. She added that corporate governance was a major concern for shareholders and that the role of a board of directors was central to the corporate governance of public corporations.

Ms. Pellerin noted that shareholders would like to hear a verbal report from each committee chair and that such a practice would foster a better understanding of the key issues discussed by each committee.

Mr. Bérard invited the shareholders to vote on the second shareholder proposal.

THIRD SHAREHOLDER PROPOSAL

Mr. Bérard invited the representative of the APEIQ to formally present its third proposal.

Ms. Pellerin, President of the APEIQ, presented the proposal that the Bank not grant its Directors and executive officers any personal loans at preferred rates. She pointed out that many companies had already stopped doing so as it was not in the interest of shareholders. Ms. Pellerin also stated that the Bank should make certain improvements to its corporate governance practices in line with the *Sarbanes-Oxley Act*.

Mr. Bérard invited the shareholders to vote on the third shareholder proposal.

FOURTH SHAREHOLDER PROPOSAL

Mr. Bérard invited the representative of the APEIQ to formally present its fourth proposal.

Ms. Pellerin, President of the APEIQ, presented the proposal that the Bank create an ethics committee. She stated that it was not enough that the company have a code of ethics governing the conduct of its business, but that it be backed by mechanisms for ensuring compliance as well as control measures and sanctions for those who do not respect it. Ms. Pellerin therefore requested that the Board of Directors take all the means deemed necessary or desirable to ensure the application of a code of ethics.

Mr. Bérard invited the shareholders to vote on the fourth shareholder proposal.

Before moving on to the question period, Mr. Bérard congratulated Ms. Pellerin on the clarity of her proposals and the pertinence of her interventions.

QUESTION PERIOD

Mr. Bérard presented the members of the Executive Committee and gave the floor over to Mr. Raymond. The President and Chief Executive Officer invited shareholders to ask questions and make comments.

The questions primarily dealt with the following topics:

- the remuneration paid to external auditors and the engagements assigned to them;
- the justification of the Bank's solid results set out in the annual report given the drop in revenues recorded in 2002 versus 2001;
- higher loan losses and the factors which contributed to the increase;
- the Bank's withdrawal from asset-based lending activities in the United States;
- document management and the confidentiality of information in view of documents found in the trash;
- the fees and commissions charged to customers for cashing cheques in foreign currencies; and
- the location of branches.

Mr. Raymond took due note of the comments made by shareholders.

RESULTS OF VOTES

Following the receipt of the Scrutineers' report, the Chairman of the Meeting announced to the shareholders the result of the vote on the shareholder proposal presented by the APEIQ on the abolition of stock option plans as a form of compensation for executive officers and Directors of the Bank.

FIRST SHAREHOLDER PROPOSAL

The Chairman of the Meeting announced that 91.1% of the votes had been cast **AGAINST** the proposal. Consequently, the shareholder proposal was rejected.

Following the receipt of the Scrutineers' report, the Chairman of the Meeting announced to the shareholders the result of the vote on the shareholder proposal presented by the APEIQ on the presentation to shareholders of verbal reports by the chairs of Board committees.

SECOND SHAREHOLDER PROPOSAL

The Chairman of the Meeting announced that 58.4% of the votes had been cast **AGAINST** the proposal. Consequently, the shareholder proposal was rejected.

Following the receipt of the Scrutineers' report, the Chairman of the Meeting announced to the shareholders the result of the vote on the shareholder proposal presented by the APEIQ on the abolition of preferred rate loans to Directors and executive officers of the Bank.

THIRD SHAREHOLDER PROPOSAL

The Chairman of the Meeting announced that 79.2% of the votes had been cast **AGAINST** the proposal. Consequently, the shareholder proposal was rejected.

Following the receipt of the Scrutineers' report, the Chairman of the Meeting announced to the shareholders the result of the vote on the shareholder proposal presented by the APEIQ on the creation of an ethics committee.

FOURTH SHAREHOLDER PROPOSAL

The Chairman of the Meeting announced that 92.3% of the votes had been cast **AGAINST** the proposal. Consequently, the shareholder proposal was rejected.

ADJOURNMENT OF THE MEETING

The question period having ended and there being no other business, the Chairman declared the Meeting adjourned.



André Bérard
Chairman



Linda Caty
Secretary

NATIONAL BANK OF CANADA

FORM OF PROXY

COMMON SHARES

ANNUAL MEETING – MARCH 10, 2004

The undersigned shareholder of **NATIONAL BANK OF CANADA** (the "Bank") **hereby appoints André Bérard, failing whom, Réal Raymond, failing whom, Jean Turmel, or instead of the foregoing,** _____________________________________**, as proxyholder to attend and act for and on behalf of the undersigned at the ANNUAL MEETING OF HOLDERS OF COMMON SHARES OF THE BANK (the "Meeting") TO BE HELD ON MARCH 10, 2004 AT 9:30 A.M.** (Eastern time) and at any continuation thereof after an adjournment, with the power of substitution and with all the powers which the undersigned could exercise with respect to said shares if personally present at the Meeting. *The shares are to be voted, on any ballot, in accordance with the instructions given below:*

BANK PROPOSALS

Management of the Bank recommends voting **FOR** items 1 to 4 below:

1. **AMENDMENT TO SECTION 4.1 OF BY-LAW I OF THE BANK TO REDUCE THE MINIMUM AND MAXIMUM NUMBER OF DIRECTORS OF THE BANK**
   FOR ☐ AGAINST ☐
2. **ELECTION OF DIRECTORS**
   PROPOSED NOMINEES:

01 – Lawrence S. Bloomberg	09 – Jean Gaulin
02 – Pierre Bourgie	10 – Paul Gobeil
03 – Gérard Coulombe	11 – Suzanne Leclair
04 – Bernard Cyr	12 – E.A. (Dee) Parkinson-Marcoux
05 – Shirley A. Dawe	13 – Réal Raymond
06 – Nicole Diamond-Gélinas	14 – Roseann Runte
07 – Jean Douville	15 – Jean Turmel
08 – Marcel Dutil	

TICK ONLY ONE BOX (X)

☐ Vote **FOR** all proposed nominees

or

☐ **ABSTAIN** from voting for the entire slate of proposed nominees

or

☐ **ABSTAIN** from voting for one or more individual nominees*

* WRITE BELOW ONLY THE NUMBER(S) OF THE NOMINEE(S) FOR WHICH YOU ABSTAIN FROM VOTING: ________________

3. **AMENDMENT TO SECTION 4.6 OF BY LAW I OF THE BANK TO INCREASE THE AGGREGATE REMUNERATION OF DIRECTORS**
   FOR ☐ AGAINST ☐
4. **APPOINTMENT OF AUDITOR** FOR ☐ ABSTAIN ☐

SHAREHOLDER PROPOSALS

Management of the Bank recommends voting **AGAINST** items 5 to 15 below:

5.	**SHAREHOLDER PROPOSAL NO. 1:**	FOR ☐	AGAINST ☐
6.	**SHAREHOLDER PROPOSAL NO. 2:**	FOR ☐	AGAINST ☐
7.	**SHAREHOLDER PROPOSAL NO. 3:**	FOR ☐	AGAINST ☐
8.	**SHAREHOLDER PROPOSAL NO. 4:**	FOR ☐	AGAINST ☐
9.	**SHAREHOLDER PROPOSAL NO. 5:**	FOR ☐	AGAINST ☐
10.	**SHAREHOLDER PROPOSAL NO. 6:**	FOR ☐	AGAINST ☐
11.	**SHAREHOLDER PROPOSAL NO. 7:**	FOR ☐	AGAINST ☐
12.	**SHAREHOLDER PROPOSAL NO. 8:**	FOR ☐	AGAINST ☐
13.	**SHAREHOLDER PROPOSAL NO. 9:**	FOR ☐	AGAINST ☐
14.	**SHAREHOLDER PROPOSAL NO. 10:**	FOR ☐	AGAINST ☐
15.	**SHAREHOLDER PROPOSAL NO. 11:**	FOR ☐	AGAINST ☐

The text of the shareholder proposals is set out in Schedule B of the Management Proxy Circular.

THE INSTRUCTIONS APPEARING OVERLEAF ARE AN INTEGRAL PART OF THIS FORM OF PROXY. PLEASE READ THEM CAREFULLY.

DATE: SIGNATURE OF SHAREHOLDER:

This proxy is solicited by the management of the Bank.

PLEASE COMPLETE, DATE, SIGN AND RETURN THE FORM OF PROXY TO NATIONAL BANK TRUST INC. BY MAIL IN THE ENCLOSED POSTAGE-PAID ENVELOPE OR BY FAX TO (514) 871-3673 NO LATER THAN 5:00 P.M. (EASTERN TIME) ON MARCH 8, 2004.

SEE GENERAL INSTRUCTIONS OVERLEAF

INSTRUCTIONS

SIGNATURE
This form of proxy must be signed by the shareholder or by the shareholder's attorney. If the shareholder is a legal entity, an estate or a trust, the form of proxy must be signed by a duly authorized member of management or agent of the legal entity, estate or trust. Signatories of the form of proxy must specify in what capacity they are signing.

ASSUMPTION REGARDING THE SIGNING DATE
If the form of proxy is not dated in the space provided, the form of proxy will be deemed to bear the same date as the date it was mailed or faxed.

PROXIES
Subject to voting right restrictions prescribed by the *Bank Act*, the shareholder has the right to appoint as proxyholder a person other than one of the persons designated on the front of the form of proxy and may do so by striking out the names indicated and inserting the name of the person chosen in the blank space provided. The proxyholder is not required to be a shareholder of the Bank.

VOTING INSTRUCTIONS
The proxyholder identified on the front of the form of proxy will exercise the voting rights attached to the common shares, in accordance with the instructions given.

If no instructions are given, the voting rights attached to the common shares will be exercised by the proxyholder who is a director of the Bank by voting as follows: FOR items 1 to 4 and AGAINST items 5 to 15. If no instructions are given, the voting rights attached to the common shares will be exercised at the discretion of any other proxyholder with respect to such matters.

The form of proxy confers, to the proxyholder designated therein, a discretionary power in relation to any changes proposed with regard to the matters set out therein or any other business which may properly come before the Meeting.

ELECTION OF DIRECTORS
Shareholders have the option of voting FOR all the nominees or of ABSTAINING from voting for the entire slate of nominees or for one or more nominees. Shareholders who abstain from voting for certain nominees are presumed to have voted for all the other nominees.

VALIDITY
In order to be valid, the form of proxy must be returned by mail in the postage-paid envelope provided or to National Bank Trust Inc., Share Ownership Management, P.O. Box 888, Station B, Montreal, Quebec H3B 9Z9, or by fax to (514) 871-3673 no later than 5:00 p.m. (Eastern time) on March 8, 2004.

Any proxy previously given is hereby revoked.

REVOCATION
Shareholders may revoke a proxy by delivering a written notice to that effect signed by them or by their duly authorized attorney to:

i) the Head Office of the Bank, c/o Corporate Secretary's Office, National Bank of Canada, 600 de La Gauchetière West, 4th Floor, Montreal, Quebec H3B 4L2, no later than the last business day preceding the day of the Meeting or any continuation thereof after an adjournment; or

ii) the Secretary of the Meeting on the day of the Meeting or any continuation thereof after an adjournment.

CONFIDENTIALITY OF VOTES
In order to protect the confidential nature of voting by proxy, the votes exercised by proxy will be received and compiled for the Meeting by National Bank Trust Inc., the transfer agent and registrar of the Bank. National Bank Trust Inc. will submit a copy of the form of proxy to the Bank only when a shareholder clearly wishes to express a personal opinion to management or when it is required for legal reasons.

PLEASE REFER TO THE MANAGEMENT PROXY CIRCULAR WHICH ACCOMPANIES THIS FORM OF PROXY. FOR ANY INFORMATION REGARDING THIS FORM OF PROXY, PLEASE CALL 1-866-800-2141.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

NATIONAL
BANK
OF CANADA

January 22, 2004

Dear Shareholder,

We are pleased to invite you to attend the Annual Meeting of Shareholders of National Bank of Canada which will be held at 9:30 a.m. on Wednesday, March 10, 2004 at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montreal, Quebec.

At this Annual Meeting, you will have an opportunity to take due note of certain information about the Bank and you will be called upon to vote on the business set out in this Notice of Annual Meeting.

We also invite you to consult the attached Management Proxy Circular which contains important information, in particular about the exercise of your voting rights.

Sincerely,

Réal Raymond
President and Chief Executive Officer

NATIONAL BANK OF CANADA

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date:	Wednesday, March 10, 2004
Time:	9:30 a.m. (Eastern time)
Place:	Fairmont The Queen Elizabeth Hotel 900 René-Lévesque Boulevard West Montreal, Quebec

BUSINESS OF THE MEETING

1. To receive the consolidated financial statements for the financial year ended October 31, 2003 and the auditors' report thereon;
2. To consider and, if deemed appropriate, confirm by Special Resolution an amendment to Section 4.1 of By-Law I of the Bank so as to reduce the minimum and maximum number of directors of the Bank;
3. To elect directors;
4. To consider and, if deemed appropriate, confirm by Special Resolution an amendment to Section 4.6 of By-Law I to increase the aggregate remuneration which may be paid to all directors of National Bank of Canada (the "Bank") during a financial year (the Special Resolution is presented in the "Business of the Meeting" section of the Management Proxy Circular (the "Circular"));
5. To appoint the auditor;
6. To consider the shareholder proposals set out in Schedule B of the Circular; and
7. To transact such other business as may properly be brought before the Meeting.

Holders of record of common shares of the Bank at 5:00 p.m. on January 22, 2004 are entitled to receive the Notice of Annual Meeting of Shareholders. On that date, 175,642,659 common shares of the Bank were issued and outstanding. Each holder of common shares is entitled to cast one vote per share held, unless restricted in the *Bank Act*.

By Order of the Board of Directors,

Johanne Dupont
Vice-President and Corporate Secretary

Montreal, January 22, 2004

Holders of common shares of the Bank who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy. Proxies may be returned by mail in the postage-paid envelope provided, to National Bank Trust Inc., Share Ownership Management, P.O. Box 888, Station B, Montreal, Quebec H3B 9Z9 or sent by fax to (514) 871-3673. In order to be valid, the form of proxy must reach National Bank Trust Inc. no later than 5:00 p.m. on March 8, 2004.

For any questions regarding the Circular, the form of proxy or the exercise of voting rights, please call 1-866-800-2141.

MANAGEMENT PROXY CIRCULAR

DATED JANUARY 22, 2004 (unless otherwise indicated)

SECTION I - VOTING INFORMATION

Solicitation of Proxies

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation by the management of National Bank of Canada (the "Bank") of proxies to be used at the Annual Meeting of Holders of Common Shares of the Bank (the "Meeting"), for the purposes indicated in the Notice of Meeting, to be held at 9:30 a.m. (Eastern time) on Wednesday, March 10, 2004, at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montreal, Quebec, and at any continuation thereof after an adjournment. The solicitation of proxies will be done by mail, electronically, by telephone or in person. Employees, officers, directors or agents of the Bank will solicit the proxies. The Bank may also use the services of an outside agency, Georgeson Shareholder Communications Canada, to solicit proxies on its behalf. The Bank estimates that the costs which might be incurred for such solicitation would be approximately $33,000. The costs incurred in this regard will be borne by the Bank.

Voting Common Shares

Holders of record of common shares of the Bank at 5:00 p.m. on January 22, 2004 or their duly authorized attorneys are entitled to receive the Notice of Annual Meeting and to vote at the Meeting. Persons who acquire such shares after that date must request, no later than 10 days before the Meeting, that their name be included on the list of shareholders of the Bank to be entitled to vote. To do so, they must contact the transfer agent by writing to National Bank Trust Inc., Share Ownership Management, P.O. Box 888, Station B, Montreal, Quebec H3B 9Z9, or by calling one of the following numbers: 1-800-341-1419 or (514) 871-7171.

On January 22, 2004, the date the register of the Bank was closed, 175,642,659 common shares of the Bank were issued and outstanding.

Each holder of common shares is entitled to cast one vote per share held. However, the *Bank Act* (the "Act") contains provisions which specifically prevent the exercise of voting rights attaching to the shares of the Bank held by a government, whether Canadian, provincial or foreign, as well as any agency thereof.

To the best of the knowledge of the directors and officers of the Bank, no individual or corporation beneficially owns, directly or indirectly, controls or directs common shares carrying more than 10% of the voting rights attached to the common shares of the Bank.

Holders of common shares of the Bank may vote in person at the Meeting or may complete, sign and return the enclosed form of proxy. This form of proxy authorizes a proxyholder to represent and to vote on behalf of the holder of common shares at the Meeting.

Non-Registered Shareholders

The names of shareholders whose shares are held in the name of a broker or another intermediary do not appear on the list of shareholders of the Bank. To vote, the shareholders must therefore ask the broker or other intermediary to send them material relating to the Meeting, complete the request for voting instructions sent by the broker or other intermediary and, if they wish to vote in person, insert their name as the proxyholder.

Appointment of Proxyholders

The proxyholders designated in the enclosed form of proxy are directors of the Bank. If a shareholder wishes to appoint as a proxyholder a person other than one of those designated in the form of proxy, the shareholder may do so by striking out the names appearing thereon and inserting the name of such person in the blank space provided. If the shareholder is a legal entity, an estate or a trust, the form of proxy must be signed by a duly authorized officer or attorney. A proxyholder is not required to be a shareholder of the Bank. In order to be valid, the form of proxy must be returned by mail in the postage-paid envelope provided, to National Bank Trust Inc., Share Ownership Management, P.O. Box 888, Station B, Montreal, Quebec H3B 9Z9, or by fax to (514) 871-3673, no later than 5:00 p.m. on March 8, 2004.

SECTION I - VOTING INFORMATION (cont.)

Voting by Proxy

Common shares represented by a proxy are to be voted by the proxyholder designated in the enclosed form of proxy in accordance with the directions of the shareholder.

If no instructions are given, the voting rights attached to the common shares will be exercised by the proxyholder who is a director of the Bank by voting as follows:

- **FOR** the amendment to Section 4.1 of By-Law I of the Bank to reduce the minimum and maximum number of directors of the Bank;
- **FOR** the election of all nominees proposed as director by the management of the Bank;
- **FOR** the amendment to Section 4.6 of By-Law I of the Bank to increase the aggregate remuneration which may be paid to all the directors of the Bank during a financial year;
- **FOR** the appointment of the auditor;
- **AGAINST** the shareholder proposals set out in Schedule B of the Circular.

If no instructions are given, any other proxyholder will have discretionary authority when exercising the voting rights attached to the common shares concerning these matters.

The proxy confers, to the proxyholder designated therein, discretionary authority with respect to any proposed changes to the matters set out therein and any other business which may properly come before the Meeting. Any proxy previously given is thereby revoked.

As at the date hereof, management of the Bank knows of no amendments or other matters which may properly come before the Meeting.

Revocation of Proxies

Shareholders may revoke a proxy by delivering a written notice to that effect signed by them or by their duly authorized attorneys to:

- the Head Office of the Bank, c/o Corporate Secretary's Office, National Bank of Canada, 600 de La Gauchetière West, 4th Floor, Montreal, Quebec H3B 4L2, no later than the last business day preceding the day of the Meeting, namely, at 5:00 p.m. on March 9, 2004, or any continuation thereof after an adjournment; or
- the Secretary of the Meeting on the day of the Meeting, or any continuation thereof after an adjournment.

Confidentiality of Votes

In order to protect the confidential nature of voting by proxy, the votes exercised by proxy are received and compiled for the Meeting by National Bank Trust Inc., the transfer agent and registrar of the Bank. National Bank Trust Inc. submits a copy of the form of proxy to the Bank only when a shareholder clearly wishes to express a personal opinion to management or when it is required for legal reasons.

SECTION II - BUSINESS OF THE MEETING

Financial Statements and Auditors' Report

The consolidated financial statements of the Bank for the financial year ended October 31, 2003 and the auditors' report on these financial statements are included in the Annual Report of the Bank, which has been mailed to shareholders with this Circular.

Amendment to Section 4.1 of By-Law I of the Bank – Number of Directors

At its meeting on January 22, 2004, the Board of Directors (the "Board") passed a resolution amending Section 4.1 of By-Law I of the Bank, regarding the minimum and maximum number of directors making up the Board, such that the Board henceforth consists of no less than twelve (12) and no more than eighteen (18) directors. The previous version of the text of Section 4.1 provided for no less than fifteen (15) and no more than twenty-five (25) directors.

Management of the Bank recommends voting **FOR** the amendment to Section 4.1 of By-Law I of the Bank.

In order to be passed, this Special Resolution must be approved by no less than two-thirds of the votes cast by the holders of common shares present or represented by proxy and entitled to vote at the Meeting. The special resolution is the following:

> WHEREAS, on January 22, 2004, the Board passed a resolution to amend Section 4.1 of By-Law I of the Bank so as to reduce the minimum and maximum number of directors;
>
> WHEREAS such amendment will only take effect after it has been confirmed by way of a Special Resolution of the holders of common shares of the Bank;
>
> On a motion duly made and seconded, it was resolved that:
>
> Section 4.1 of By-Law I of the Bank be amended, as of the date it is confirmed by shareholders, to read as follows:
>
> "Section 4.1 Number of Directors
>
> The Board of Directors shall consist of no less than twelve (12) and no more than eighteen (18) directors.
>
> The number of directors to be elected at any annual meeting of shareholders shall be determined by resolution of the Board of Directors prior to the meeting and the directors may, furthermore, at any time provided there is a quorum:
>
> i) appoint additional directors during the year, within the limits allowed by the Act;
> ii) fill any vacancy within the limits allowed by the Act."
>
> THAT any officer or director of the Bank be authorized to sign any and all documents and to take all the measures deemed necessary or advisable to give full force and effect to this resolution.

Election of Directors

Management of the Bank recommends voting **FOR** the election of all the nominees to the Board listed on the following pages:

SECTION II – BUSINESS OF THE MEETING (cont.)



Director since: August 1999

Common shareholdings(1): 623,162

Lawrence S. Bloomberg
Toronto, Ontario

Advisor to National Bank Financial Inc., where he served as Co-Chairman of the Board and Co-Chief Executive Officer from October 1999 to October 2000. Prior to that, Mr. Bloomberg was Chairman of the Board, President and Chief Executive Officer of First Marathon Inc., a company he founded in 1979 and which was integrated with National Bank Financial Inc. in 1999.

Mr. Bloomberg has extensive expertise in the financial sector, both nationally and internationally. He contributed to the growth of several financial companies before starting his own business and becoming one of the Bank's experts in financial matters. As a result of his involvement in several business organizations, he brings valuable insight and a unique perspective to the Board concerning developments in the financial sector in Canada as well as abroad.



Director since: March 1998

Chair of the Audit and Risk Management Committee

Member of the Conduct Review and Corporate Governance Committee

Member of the Ad Hoc Strategic Planning Committee

Common shareholdings: 106,881

Pierre Bourgie
Outremont, Quebec

President and Chief Executive Officer since 1996 of Société Financière Bourgie Inc., a diversified investment company, and President of Partenaires de Montréal, a merchant bank specialized in business financing. Mr. Bourgie is actively involved in a number of economic, community and cultural organizations.

As a business leader and a director of several companies, Mr. Bourgie brings to the Board his business management skills as well as a keen understanding of corporate governance and the management of international businesses.



Director since: February 1994

Member of the Human Resources Committee

Member of the Ad Hoc Nominating Committee for the Chairman of the Board

Common shareholdings: 3,590

Deferred stock units(2): 7,835

Gérard Coulombe
Sainte-Marthe, Quebec

Senior Partner of Desjardins Ducharme Stein Monast, General Partnership, since 1977, where he practises business law and was appointed Chairman of the Board in 2000. Mr. Coulombe is also Chairman Emeritus of Lex Mundi Ltd., a global association of more than 150 independent law firms. He was formerly with the federal Department of Finance where he was responsible for negotiating international tax treaties.

Mr. Coulombe sits on the boards of FMI Acquisition Inc., National Bank Life Insurance Company, National Bank Group Inc. and National Bank Acquisition Holding Inc.

Mr. Coulombe has vast expertise in business management and corporate law, especially as regards financial institutions and crown corporations, as well as the creation of financial and industrial consortiums. He is also an authority on corporate governance matters.



Director since: August 2001

Member of the Audit and Risk Management Committee

Common shareholdings: 5,553

Bernard Cyr
Moncton, New Brunswick

President of Cyr Holdings Inc., a holding company in the hotel, commercial real estate, restaurant and entertainment sectors, since 1986, and President of Dooly's Inc., a franchisor in the entertainment industry, since 1993. Mr. Cyr serves on the boards of several companies and is involved with charitable organizations. He was a member of the Bank's business development committee in Atlantic Canada from 1996 to 2001.

In addition to his entrepreneurial vision, Mr. Cyr brings to the Board varied experience in the management of small and medium-sized enterprises as well as excellent knowledge of regional markets.

---

(1) *Common shareholdings include common shares beneficially owned, controlled or directed.*

(2) *Deferred stock units: For more information regarding deferred stock units ("DSUs"), please refer to the "Forms of Remuneration of Directors of the Bank" section of the Circular.*



Director since: July 1988

Member of the Human Resources Committee

Member of the Conduct Review and Corporate Governance Committee

Member of the Ad Hoc Nominating Committee for the Chairman of the Board

Common shareholdings: 3,213

Deferred stock units: 2,731

Shirley A. Dawe
Toronto, Ontario

Corporate Director and President of Shirley Dawe Associates Inc., a Toronto-based consulting company specializing in retail and consumer brand management and marketing, since 1986. From 1969 to 1985, Ms. Dawe held progressively senior executive positions with The Hudson's Bay Company.

Her wide management and consumer marketing experience brought Ms. Dawe to the boards of directors of numerous public and private companies in Canada and the United States. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards.

Ms. Dawe brings to the Board a deep understanding of consumer trends and winning business strategies in the North American retail industry coupled with a keen appreciation of corporate governance issues.



Director since: March 1998

Member of the Audit and Risk Management Committee

Common shareholdings: 20,810

Nicole Diamond-Gélinas
Saint-Barnabé-Nord, Quebec

Since 1976, President and General Manager of Aspasie Inc., a manufacturer of colour charts, and President of Plastifil Inc., a company specialized in plastic extrusion and injection. Ms. Diamond-Gélinas also heads a company specializing in the sale, leasing and servicing of motor vehicles. Actively involved in her region's business community, she is a member of the *Chambre de commerce de Trois-Rivières* and was a member of the Mauricie business development committee of the Bank from 1992 to 1998.

Ms. Diamond-Gélinas is a member of the Board of Directors of National Bank Life Insurance Company.

Ms. Diamond-Gélinas has first-hand experience of the realities and challenges facing small and medium-sized manufacturers as well as a solid grasp of the economic and social dynamics of regional markets.



Director since: November 1991

Chair of the Conduct Review and Corporate Governance Committee

Member of the Audit and Risk Management Committee

Member of the Ad Hoc Strategic Planning Committee

Common shareholdings: 4,764

Deferred stock units: 5,745

Jean Douville
Bedford, Quebec

Chairman of the Board of UAP Inc., a firm specialized in distributing and reconditioning replacement parts and accessories for cars, trucks and industrial machinery. Mr. Douville was called to the Quebec Bar in 1968 and began working for UAP Inc. in 1971. He subsequently became President of the company in 1981, was appointed Chief Executive Officer in 1982 and then Chairman of the Board in 1994. He also sits on the board of directors of various Canadian and U.S. companies.

Mr. Douville is a member of the Board of Directors of National Bank Life Insurance Company.

Mr. Douville brings to the Board in-depth knowledge of a key industrial sector in North America as well as experience managing a large corporation.

The Board intends to appoint Mr. Douville as the next Chairman of the Board of the Bank.



Director since: January 1982

Member of the Human Resources Committee

Member of the Ad Hoc Nominating Committee for the Chairman of the Board

Member of the Ad Hoc Strategic Planning Committee

Common shareholdings: 20,122

Deferred stock units: 4,775

Marcel Dutil
Outremont, Quebec

Chairman of the Board and Chief Executive Officer of The Canam Manac Group Inc. Mr. Dutil is the founder of this industrial company which mainly designs and manufactures frames, joists, steel decks, semi-trailers and forestry equipment. He also sits on the board of directors of several Canadian and foreign firms.

In building his business from the ground up, Mr. Dutil has acquired solid experience in the areas of management and market development, especially international markets.

SECTION II – BUSINESS OF THE MEETING (cont.)



Director since:	October 2001
Chair of the Human Resources Committee	
Chair of the Ad Hoc Strategic Planning Committee	
Member of the Audit and Risk Management Committee	
Common shareholdings:	23,167
Deferred stock units:	3,884

Jean Gaulin
San Antonio, Texas, United States

Corporate Director, Mr. Gaulin was Chairman of Ultramar Diamond Shamrock Corporation from January 1, 2000 to January 1, 2002. He was also President and Chief Executive Officer of the Corporation from January 1, 1999 to January 1, 2002. In 1996, following the merger of Ultramar Corporation and Diamond Shamrock Inc., he was named Vice-Chairman, President and Chief Operating Officer of Ultramar Diamond Shamrock. Prior to the merger, he was Chairman and Chief Executive Officer of Ultramar Corporation. He serves on the board of directors of various companies and is involved with charitable organizations.

Mr. Gaulin is a member of the Board of Directors of National Bank Financial & Co. Inc.

Mr. Gaulin brings to the Board expertise in the oil industry and solid experience in managing a large North American corporation.



Director since:	February 1994
Chair of the Ad Hoc Nominating Committee for the Chairman of the Board	
Member of the Conduct Review and Corporate Governance Committee	
Member of the Audit and Risk Management Committee	
Member of the Ad Hoc Strategic Planning Committee	
Common shareholdings:	10,146
Deferred stock units:	12,569

Paul Gobeil, FCA
Île-des-Soeurs, Quebec

Vice-Chairman of the Board of Métro Inc., and Chairman of the Board of Export Development Canada. Mr. Gobeil has been a Member of the *Ordre des comptables agréés du Québec* since 1965 and a Fellow since 1986. From 1974 to 1985, he held a number of executive positions at Provigo Inc. Elected as the MNA for Verdun in 1985, he was, until 1989, Minister Responsible for Administration, President of the Treasury Board and then Minister of International Affairs in the Quebec government. He serves on the board of directors of various Canadian organizations.

Mr. Gobeil is a member of the Board of Directors of National Bank Financial & Co. Inc.

Mr. Gobeil is an invaluable asset to the Board in terms of corporate governance, financial and accounting management, and corporate strategy.



Director since:	July 1989
Member of the Conduct Review and Corporate Governance Committee	
Common shareholdings:	15,086

Suzanne Leclair
Île-des-Soeurs, Quebec

President, Chief Executive Officer and Chairwoman of the Board of Directors of Transit Truck Bodies Inc., a firm specialized in the construction of truck bodies. Ms. Leclair has won a number of awards for her entrepreneurial skills. She is also actively involved in a number of committees for economic, cultural and charitable organizations.

Ms. Leclair is a member of the Board of Directors of National Bank Trust Inc.

As the founder of an SME that has grown into a large corporation and as the recipient of numerous business awards for the quality of her management, Ms. Leclair brings to the Board her vision as an entrepreneur in the manufacturing sector.



Director since:	March 2000
Member of the Human Resources Committee	
Common shareholdings:	2,121
Deferred stock units:	5,213

E.A. (Dee) Parkinson-Marcoux
Canmore, Alberta

An engineer by training, Ms. Parkinson-Marcoux is currently serving as a director of Sustainable Development Technology Canada, an organization focused on the development of technologies to address the production of energy while attempting to reduce the impact of greenhouse gases.

Ms. Parkinson-Marcoux's previous positions include consultant with Southern Pacific Petroleum, an oil-producing company. In addition, she was President and Chief Executive Officer of Ensyn Energy from 1999 to 2001, President of Gulf Heavy Oil from 1997 to 1998, President of CS Resources from 1996 to 1997 and Executive Vice-President of Suncor Oil Sands Group from 1991 to 1996.

Until December 2003, Ms. Parkinson-Marcoux was involved in the development of the production of oil from oil shale in Australia.

She also serves on the boards of directors of an engineering company and a natural resource company.

Ms. Parkinson-Marcoux brings to the Board her solid expertise in the energy, oil and natural resource sectors as well as knowledge of Western Canadian markets.



Director since:	November 1999
Common shareholdings:	29,641
Deferred stock units for officers(1):	38,089

Réal Raymond
Île-des-Soeurs, Quebec

President and Chief Executive Officer of National Bank of Canada since March 2002. Mr. Raymond has held a number of positions since joining the Bank in 1970, including that of Senior Vice-President – Treasury and Financial Markets from 1992 to 1997. In 1997, he went to Lévesque Beaubien Geoffrion Inc., now named National Bank Financial Inc., where he served as Senior Executive Vice-President – Corporate Financing while maintaining his responsibilities as Senior Vice-President at the Bank. In November 1999, he was named President – Personal and Commercial Bank and in July 2001, President and Chief Operating Officer of National Bank of Canada.

Mr. Raymond is a member of the Board of Directors of National Bank Life Insurance Company, National Bank Group Inc., National Bank Acquisition Holding Inc. and National Bank Trust Inc.

He is involved in many professional and community organizations, including as a member of the Board of Directors of the *Fondation de l'Université du Québec à Montréal* (UQAM) and Vice-Chair of the Conference Board of Canada. Mr. Raymond has an MBA from UQAM.

Mr. Raymond brings to the Board his varied expertise in the field of banking as well as an in-depth understanding of business operations and strategies in several sectors of activity.



Director since:	April 2001
Member of the Conduct Review and Corporate Governance Committee	
Common shareholdings:	2,107
Deferred stock units:	3,263

Roseann Runte
Norfolk, Virginia, United States

President of Old Dominion University in Norfolk, Virginia since July 2001. Ms. Runte also served as President of Victoria University in Toronto from 1994 to 2001. She has a Ph.D. in French from the University of Kansas. She is the author of many books and articles, especially on education and economic and cultural development. Ms. Runte is Assessor Member of the Council of the Royal College of Physicians and Surgeons of Canada; she is a member of the executive committee of the Club of Rome and serves on the board of the Virginia Advanced Ship Building Information Carrier Design Center. In the past, she sat on various boards of directors in the literary, cultural and economic development sectors, and served as the President of the Canadian Commission for UNESCO from 1992 to 1996. She also served on the board of Expo 2000 in Germany.

Ms. Runte, thanks to her management experience in the Canadian university milieu and her involvement with boards in Canada as well as abroad, brings to the Board her vision of the issues facing markets in a globalized business environment.



Director since:	September 1998
Common shareholdings:	19,079
Deferred stock units for officers(1):	170,091

Jean Turmel
Outremont, Quebec

President – Financial Markets, Treasury and Investment Bank of National Bank of Canada. After working at various securities companies, Mr. Turmel joined the Bank in 1981 as Vice-President – Treasury and Foreign Exchange. Since that time, he has held many senior management positions within the Bank. During the past few years, he has been involved in various organizations in the finance and securities sectors.

Mr. Turmel is a member of the Board of Directors of National Bank Financial & Co. Inc., National Bank Financial Inc., National Bank Financial Ltd., Natcan Investment Management Inc., National Bank Group Inc., National Bank Acquisition Holding Inc. and FMI Acquisition Inc.

Mr. Turmel has exceptional expertise in the Bank's key sectors of activity, especially securities, brokerage and treasury. Having held many different positions at the Bank over the years, he has a thorough grasp of the Bank's decision-making processes and strategies in specialized fields.

(1) *For more information, please refer to the "Total Compensation of Named Executive Officers of the Bank" section of the Circular.*

SECTION II – BUSINESS OF THE MEETING (cont.)

Each director elected at the Meeting will hold office until the close of the subsequent annual meeting of the Bank.

The number of meetings held by the Board and its committees as well as the attendance of directors at these meetings are presented in the form of tables in Schedule C of the Circular.

André Bérard, François J. Coutu and Dennis Wood will not be standing for re-election.

Amendment to Section 4.6 of By-Law I – Aggregate Remuneration of Directors

Under the Act, banks are required to set the aggregate remuneration of directors by way of a by-law. In 2002, shareholders approved a resolution to increase the aggregate remuneration paid to directors to $1,300,000. New regulatory issues confronting the Bank and the complexity of the environment in which the Bank and its subsidiaries operate have contributed to the heavier workload of directors. There are now many more situations in which directors may be held personally liable; moreover, the amount of preparation required on their part and the number of meetings that they must attend to discharge their responsibilities have increased substantially.

For these reasons, the Bank deems it appropriate to increase the aggregate remuneration which may be paid to all directors on the Board of the Bank during a financial year to $1,800,000 for their duties in such capacity.

Consequently, on December 18, 2003, the Board passed a resolution which, subject to the approval thereof by the holders of common shares by way of a Special Resolution, amends Section 4.6 of By-Law I of the Bank to read that henceforth the aggregate remuneration which may be paid to all the directors of the Bank during a financial year may not exceed $1,800,000.

Management of the Bank recommends that shareholders vote **FOR** the amendment to Section 4.6 of By-Law I of the Bank.

In order to be passed, this Special Resolution must be approved by not less than two thirds of the votes cast by the holders of common shares present or represented by proxy and entitled to vote at the Meeting. The Special Resolution reads as follows:

WHEREAS on December 18, 2003, the Board passed a resolution to amend Section 4.6 of By-Law I of the Bank to increase the aggregate remuneration which may be paid to all directors of the Bank during a financial year;

WHEREAS this amendment shall take effect only after it has been confirmed by a Special Resolution passed by the holders of common shares of the Bank;

Now, therefore, on a motion duly made and seconded, it is resolved:

THAT Section 4.6 of By-Law I of the Bank be amended by deleting the amount of $1,300,000 and replacing it with the amount of $1,800,000 so that Section 4.6 of By-Law I reads as follows:

"Section 4.6 – Remuneration of Directors

Each director shall receive remuneration as determined by the Board of Directors, from time to time, by resolution and shall be entitled to be reimbursed for the fees and expenses incurred by him in the performance of his duties. The aggregate remuneration which may be paid to all directors of the Bank in their capacity as directors during each financial year of the Bank may not exceed the aggregate sum of one million eight hundred thousand dollars ($1,800,000). A full-time officer who is a member of the Board of Directors may receive no remuneration as a director or member of a committee of the Board of Directors."

THAT any officer or director of the Bank be authorized to sign any and all documents and to take all the measures deemed necessary or advisable to give full force and effect to this resolution.

Appointment of Auditor

Management of the Bank recommends voting **FOR** the appointment of the accounting firm Samson Bélair/Deloitte & Touche s.e.n.c.r.l., as the sole auditor of the Bank for the financial year commencing November 1, 2003 and ending October 31, 2004.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l. acted as auditor of the Bank in 2000, 2001, 2002 and 2003, whereas PricewaterhouseCoopers LLP acted as auditor of the Bank in 1999, 2000, 2002 and 2003. Pursuant to Canadian securities regulations, the documents regarding the change of auditors are presented in Schedule A.

In order to be passed, the proposal regarding the appointment of the auditor must be approved by a majority of votes cast by the holders of common shares present or represented by proxy and entitled to vote at the Meeting.

Remuneration of Auditors

During the financial year ended October 31, 2003, the fees paid to Samson Bélair/Deloitte & Touche s.e.n.c.r.l. and PricewaterhouseCoopers LLP for services rendered to the Bank and its subsidiaries were as follows:

	Samson Bélair/Deloitte & Touche s.e.n.c.r.l.	PricewaterhouseCoopers LLP
Audit and audit-related services	$2,256,713	$1,678,269
Tax consulting and other services	$2,122,385	$ 467,021
Total	**$4,379,098**	**$2,145,290**

Shareholder Proposals

Eleven shareholder proposals were received by the Bank within the time limits prescribed in the Act.

A translation of the complete text of the proposals is provided in Schedule B of the Circular.

Management of the Bank recommends voting **AGAINST** proposals 1 to 11 for the reasons set out after these proposals.

In order to be adopted, these proposals must be approved by a majority of the votes cast by the holders of common shares present or represented by proxy and entitled to vote at the Meeting.

Any proposal which a shareholder would like to have included at the Annual Meeting of Shareholders to be held in 2005 must be received no later than 5:00 p.m. (Eastern time) on December 10, 2004.

Shareholder Rights Plan

The Shareholder Rights Plan adopted by shareholders of the Bank at its annual meeting in March 2001 will expire on March 7, 2004. As the Bank deems that the mechanisms for considering a takeover bid provided for under Canadian securities legislation would give it sufficient time to evaluate the bid, the Shareholder Rights Plan will not be renewed.

SECTION III – INFORMATION ON COMPENSATION

Forms of Remuneration of Directors of the Bank

All eligible directors may receive their retainers and meeting fees for serving on the Boards of Directors and, if applicable, any committees of the Bank or its subsidiaries, in the form of common shares of the Bank, deferred stock units ("DSUs"), cash or a combination thereof. Moreover, an additional retainer is paid in the form of shares only.

A DSU is a right which has a value equal to the market value of a common share of the Bank on the date it is credited, and is credited every quarter to an account in the director's name. It is paid out, in the form he or she chooses, as cash, common shares or a combination thereof, at the market value of a common share of the Bank on the date the director leaves the Board. Additional DSUs are credited to that account when dividends are paid on common shares of the Bank. They are calculated based on the amount of the dividend paid.

The directors, with the exception of those who are also officers of the Bank, do not participate in any stock option plan.

SECTION III - INFORMATION ON COMPENSATION (cont.)

Remuneration Paid to Directors

The directors receive the following fees for serving on the Boards of Directors and committees of the Bank and its subsidiaries designated below:

National Bank of Canada	
Annual retainer of a director	
• In cash or in the form of common shares or DSUs(1):	$ 25,000
• In the form of common shares only(2):	$ 7,500
Committee chair retainers(3)	
• In cash or in the form of common shares or DSUs:	$ 10,000
• In the form of common shares only:	$ 5,000
Committee member retainers (including committee chairs)	
• In cash or in the form of common shares or DSUs:	$ 3,500
• In the form of common shares only:	$ 2,500
Board and committee meeting fees(1)	$ 1,500 per meeting
National Bank Financial & Co. Inc.	
Annual retainer of a director(4)	
• In cash or in the form of common shares or DSUs:	$ 15,000
Committee chair retainers(5)	
• In cash or in the form of common shares or DSUs:	$ 7,500
Committee member retainers (including committee chairs)(6)	
• In cash or in the form of common shares or DSUs:	$ 2,500
Board and committee meeting fees	$ 1,500 per meeting
National Bank Life Insurance Company	
Annual retainer of a director	
• In cash or in the form of common shares or DSUs:	$ 6,000
Committee chair retainers	
• In cash or in the form of common shares or DSUs:	$ 3,000
Committee member retainers (including committee chairs)	
• In cash or in the form of common shares or DSUs:	$ 1,800
Board and committee meeting fees	$ 1,000 per meeting
National Bank Trust Inc.	
Annual retainer of a director	
• In cash or in the form of common shares or DSUs:	$ 6,000
Committee chair retainers	
• In cash or in the form of common shares or DSUs:	$ 1,000
Committee member retainers (including committee chairs)	
• In cash or in the form of common shares or DSUs:	$ 1,000
Board and committee meeting fees	$ 500 per meeting
FMI Acquisition Inc.	
Annual retainer	
• In cash:	$ 500

(1) Since May 29, 2003, the retainer for directors of the Bank has been $25,000 and meeting fees have been $1,500. The retainer was previously $17,000 and meeting fees were $1,200.

(2) Since May 29, 2003, an additional annual retainer has been paid only in the form of shares to directors as follows: $7,500 per director; $5,000 per director who is a committee chair; and $2,500 per director who is a committee member (including the chair).

(3) Mr. Bérard received additional annual compensation of $300,000 as Chairman of the Board.

(4) Since October 1, 2003, the retainer for directors of National Bank Financial & Co. Inc. has been $15,000, versus $10,000 previously.

(5) Since October 1, 2003, the retainer for directors who are committee chairs has been $7,500, versus $4,000 previously.

(6) Since October 1, 2003, the retainer for directors who are committee members (including the chair) has been $2,500, versus $1,000 previously.

Other Remuneration Paid to a Director

During the past financial year, only one director received, directly from one of the Bank's subsidiaries, remuneration other than that received in his capacity as director. In accordance with a service contract signed in February 2001 with National Bank Financial Inc. and renewed in October 2002, Lawrence S. Bloomberg serves as Advisor to National Bank Financial and, as such, receives an annual retainer, commissions, an allowance for business development and reimbursement for various administrative expenses incurred when carrying out his duties. For the financial year ended October 31, 2003, Mr. Bloomberg received a total amount of $1,478,615 for services rendered.

The directors of the Bank who are also full-time officers of the Bank or one of its subsidiaries do not receive any remuneration in their capacity as directors of the Bank or any of its subsidiaries. However, the Bank and its subsidiaries reimburse these directors for the expenses they incur to attend meetings.

See next page

SECTION III - INFORMATION ON COMPENSATION (cont.)

Compensation Paid to Officers

Report of the Human Resources Committee on the Compensation of Officers of the Bank

NATIONAL BANK OF CANADA

The Board mandates the Human Resources Committee to supervise and approve the human resources policies and practices of the Bank that support the Bank's performance objectives and shareholders' interests.

More specifically, the Committee:

- reviews and comments on the Bank's management succession plan, executive succession planning and the profiles of the Presidents, the Senior Vice-Presidents and the Vice-Presidents (the "Officers") likely to be promoted;
- reviews the content and recommends that the Board adopt policies in matters of total compensation for employees and Officers of the Bank while ensuring that they are in keeping with shareholders' interests and the Bank's long-term growth;
- appraises the performance of the President and Chief Executive Officer, reviews the performance appraisals of other Officers submitted by the President and Chief Executive Officer;
- annually reviews the total compensation of all Officers based on their performance; and
- oversees the management of the pension plans and pool fund.

In exercising its role and responsibilities, the Committee applies four major corporate governance principles:

Independence
The Committee analyzes the information and recommendations received, taking into consideration management's perspectives and shareholders' interests. To this end, the Committee works directly with internal and external compensation consultants and reviews the practices of widely held companies in Canada, including major financial institutions, to ensure that the Bank provides competitive compensation to its Officers.

Performance follow-up
Each year, the Committee follows up the Officer performance appraisal program by:

- approving the performance objectives set at the beginning of the year. The objectives include criteria to benchmark the Bank's financial performance against that of the banking industry, monitoring of the Bank's strategic plan, the customer satisfaction level and human resources management indicators;
- periodically monitoring achievement of the pre-determined performance objectives throughout the year and at the end of the year; and
- awarding incentive compensation that is clearly linked to industry performance objectives, as compared with the performance of other Canadian banks.

Succession planning and development
The Committee oversees the management succession program and monitors the progress of Officers who have a key position in the Bank, as well as identified candidates in the succession plan. The Committee is concerned with fostering the loyalty of the key succession candidates by ensuring that their functions are challenging, their compensation is competitive and their skills are broadened.

Quality of communications
The Committee considers it essential to inform the shareholders of the work done and decisions made during the year and to show that the Committee members act openly on behalf of shareholders and ensure that their interests are protected.

Jean Gaulin
Committee Chair

Composition of the Human Resources Committee

The Committee is comprised of six directors who are neither Officers nor former Officers of the Bank. The Committee is chaired by Jean Gaulin, with the other members being Gérard Coulombe, François J. Coutu, Shirley A. Dawe, Marcel Dutil and E.A. (Dee) Parkinson-Marcoux.

Committee's Achievements in the 2002-2003 Financial Year
During the 2002-2003 financial year, the Committee analyzed various strategic orientations relating to Officer compensation and organizational issues. More specifically, the Committee:

- reviewed the cash compensation of Bank Officers both in terms of base salary and incentive compensation;
- analyzed the possibility of introducing a medium-term profit-sharing plan to replace part of the compensation paid under the Stock Option Plan;
- reviewed the provisions applicable under the share ownership guidelines for Bank Officers;
- carried out the annual performance appraisal of the President and Chief Executive Officer of the Bank and reviewed the appraisal with the Board;
- examined the annual performance appraisals of the other Bank Officers submitted by the President and Chief Executive Officer; and
- examined succession planning and development for all Bank Officers.

The 2002-2003 financial year was marked by the reorganization of the Bank's Executive Committee and the portfolio of responsibilities delegated to certain members. The role of the Executive Committee is to:

- define the Bank's culture and philosophy;
- approve and pursue the strategic initiatives of the Bank;
- manage the succession process for each of the main entities of the Bank; and
- ensure a balance between customer satisfaction, employee commitment and shareholder value.

Principles Governing Officer Compensation
Compensation is one of the drivers used by the Bank to attract, motivate and retain high-calibre Officers who focus on improving the performance of the Bank and generating value for shareholders.

The Committee sets total compensation at the median total compensation of the comparison market, which comprises widely held Canadian companies, including major financial institutions, adjusted to take into consideration characteristics specific to the Bank. In doing so, the Committee solicits the opinion of external compensation specialists.

The recommendations of the Committee are based on the following guiding principles:

- the compensation of Officers is linked to the creation of shareholder value;
- the annual bonus program supports the Bank's strategic objectives and offers fully competitive total cash compensation, which may exceed or be below market practices if justified by financial results and business development;
- the long-term variable compensation program aligns Officers' interests with the long-term interests of the Bank's shareholders and the Bank's long-term growth;
- the proportion of variable compensation in relation to base salary increases in line with the function's level of responsibility; and
- employee benefits and the pension plan are comparable, on the whole, to those offered by the comparison market.

In view of these principles, the Bank's goal is to:

- engage employees and Officers to achieve the objective of increasing shareholder value and customer satisfaction by:
  - maintaining a portion of total compensation at risk in order to reflect their ability to influence the Bank's results;
  - establishing a direct link between short-term performance bonuses and the Bank's results in terms of customer satisfaction, growth in earnings per share and return on equity in comparison to the corresponding results of the five major Canadian banks; and
  - taking individual performance into account to determine the amount of the short-term bonus;
- maintain internal and external equity with respect to compensation;
- set the base salary of all Bank employees according to:
  - responsibilities assumed;
  - actual performance; and
  - skills and competencies demonstrated.

SECTION III - INFORMATION ON COMPENSATION (cont.)

Review of Officers' Total Compensation for the 2002-2003 Financial Year

In order to make the total compensation of the Bank's Officers more competitive with that of the Bank's comparison market (taking into consideration the characteristics specific to the Bank) and given the broader responsibilities delegated to certain Officers pursuant to changes in the organizational structure in the previous 24 months, the Committee approved recommendations to revise the total compensation of certain Officers. As a result:

- *the base salaries of certain Officers were increased to maintain them at the median of the Bank's comparison market. The Committee ensured that overall, the payroll size would remain comparable, given the changes in the organizational structure;*
- *the percentage of the target short-term bonus was increased for Vice-Presidents for the 2002-2003 financial year;*
- *the percentage of the target short-term bonus was increased for Senior Vice-Presidents on the Executive Committee for the 2003-2004 financial year;*
- the target percentage of long-term compensation was increased for the President and Chief Executive Officer and Senior Vice-Presidents on the Executive Committee.

Components of the Compensation of Officers of the Bank

The total direct compensation of Officers of the Bank consists of a cash component (namely, base salary and an annual bonus) and long-term variable compensation, which is complemented by a benefits package. The target value of each of these components (excluding benefits) varies in line with the level of responsibility. Of this compensation, base salary may represent 18% to 58%; the annual bonus, 18% to 20%; and long-term variable compensation, 22% to 64%.

Base Salary

The Committee reviews the base salary of each Officer annually, taking into account his or her level of responsibility, experience and individual performance. To ensure that the base salaries of Officers are competitive, the Committee uses the median salaries of the Bank's comparison market, adjusted to take into consideration characteristics specific to the Bank.

Annual Bonus Program

The Bank offers an annual bonus program to all its employees. Under the terms of this program, the total bonus envelope to be shared is calculated based on:

(1) how well the Bank's overall financial results ("Return on Equity" (ROE) and "Growth in Earnings per Share" (GEPS)) and that of its business segments are met versus the objectives set at the beginning of the year; and

(2) the Bank's financial performance compared to that of the five major Canadian banks.

The Bank's annual bonus program was amended slightly during the 2002-2003 financial year primarily to:

- assign greater importance to the Bank's relative performance compared to that of the five major Canadian banks; and
- more closely align the interests of shareholders with those of employees on the basis of growth in earnings per share rather than growth in net income.

Moreover, the bonus paid to each Officer, including the President and Chief Executive Officer, is based not only on the Bank's financial results, but also on such criteria as customer satisfaction, management quality and the individual performance of the Officers.

Lastly, certain Officers in the Financial Markets, Treasury and Investment Bank segment participate in an annual bonus program based on the profitability of their respective groups. Under this program, an amount equal to 30% of the bonus paid is deferred. In the case of Jean Turmel, the deferred portion amounts to one third of the bonus amount and is converted into deferred stock units for Officers ("DSUs for Officers") with a value equal to the closing market price of the Bank's common shares the day preceding the award of the annual bonus. Additional DSUs for Officers are credited to the Officer's account and are calculated proportionately to the dividends paid. DSUs for Officers may only be cashed when the Officer retires or leaves the Bank.

Long-Term Variable Compensation Program

Stock Option Plan

The purpose of the Stock Option Plan is to encourage Officers and other designated persons of the Bank and its subsidiaries to contribute to the growth of shareholder investment by giving them the opportunity to benefit from the appreciation in the value of the common shares of the Bank. Each year, when awarding options, the Committee reviews the number and the expiry dates of options previously awarded. After setting the terms and conditions, the Committee awards options, on an annual basis, to Officers and other designated persons of the Bank and its subsidiaries. Options may be exercised in whole or in part before the termination date determined by the Committee at the time they are awarded, without exceeding the legal limit of 10 years. They expire on the maturity date or, in the event of certain circumstances provided for in the Stock Option Plan, they expire in a specific timeframe. No options may be exercised in the first year after they are awarded.

In keeping with market practices at the other major Canadian banks, the Bank also extended the period during which Officers can exercise options. The exercise period for options, previously 15 business days, is now between the second and thirtieth calendar day following publication of the Bank's quarterly financial statements.

In order to further align the interests of Officers who sit on the Bank's Executive Committee with those of shareholders, the Board added a condition to the exercise of option awards. Accordingly, each Officer on the Bank's Executive Committee must, upon exercising stock options, hold the amount equivalent to the gain, after tax considerations, in the form of common shares of the Bank for one year. Effective February 1, 2004, Officers on the Bank's Executive Committee must also give prior notice of five business days of their intention to exercise stock options of the Bank.

As at October 31, 2003, 6,131,515 options were outstanding with strike prices ranging between $11.00 and $30.95 and expiring between December 2005 and December 2012. During the past financial year, 1,542,700 options were awarded and 861,732 options were exercised at strike prices ranging from $11.00 to $30.95. As at October 31, 2003, 2,784,767 options could be exercised at prices ranging between $11.00 and $28.01. The maximum number of common shares that may be issued under the Stock Option Plan is 18,930,437. This maximum number was approved by the shareholders at the annual meeting on March 7, 2001.

The maximum number of common shares reserved for a participant may not exceed 5% of the total number of common shares issued and outstanding. The Bank abides by this rule; no participant is reserved a number of common stock options that exceeds 5% of the total number of shares issued and outstanding.

The Stock Option Plan was revised by the Board on October 24, 2002.

Stock Appreciation Rights Plan

The Stock Appreciation Rights Plan (the "SAR Plan") has the same objectives as the Stock Option Plan. The Committee awards common stock appreciation rights ("SARs") to Officers and other designated persons of the Bank and its subsidiaries. For their part, participants entitled to SARs may receive, on the exercise date of the SAR, a cash amount equal to the difference between the market price of a common share on the exercise date of the SAR and the exercise price of the SAR.

No SARs were awarded to Canadian residents during the financial year ended October 31, 2003. The SAR Plan was revised by the Board on December 14, 2000.

Deferred Stock Unit Plan for Officers

The objective of the Deferred Stock Unit Plan for Officers ("DSUs for Officers") is also to align the interests of certain Bank Officers more closely with those of shareholders by tying a portion of their compensation to the future value of the Bank's common shares. A DSU for Officers is a right which has a value equal to the market value of a common share of the Bank on the date it is credited. Additional DSUs for Officers are credited to the Officer's account and are calculated pro rata to the amount of dividends paid. DSUs for Officers may only be cashed when the Officer retires or leaves the Bank.

During the 2002-2003 financial year, the Committee recommended that a portion (30%) of the annual long-term bonus of the President and Chief Executive Officer be paid in the form of DSUs for Officers rather than stock options. A decision was also made to broaden the plan as of the 2003-2004 financial year so that Senior Vice-Presidents on the Executive Committee could, on a discretionary basis, receive up to 30% of their annual long-term bonus in the form of DSUs for Officers rather than stock options.

Employee Share Ownership Plan

The Bank encourages share ownership through its Employee Share Ownership Plan. Under this Plan, employees who meet the eligibility criteria may contribute up to 8% of their gross salary per year by way of payroll deductions. The Bank's contribution consists in paying an amount equal to 25% of the employee's contribution, up to $1,500 per year. After one year of continuous participation, the Bank's contributions are vested in the employee. Moreover, any subsequent contribution is vested as soon as it is made.

SECTION III - INFORMATION ON COMPENSATION (cont.)

Share Ownership

Since 2002, the Bank has requested that its Officers maintain minimum holdings of Bank common shares, including DSUs for Officers, SARs and vested stock options, proportionate to each Officer's compensation and position. In 2003, the value of the minimum holdings of common shares is a multiple of the previous three years' average base salary received by a given Officer. The guidelines are as follows:

(i) 5.0 for the President and Chief Executive Officer
(ii) 2.0 for Executive Committee members
(iii) 1.5 for Senior Vice-Presidents
(iv) 1.0 for Vice-Presidents

Existing Officers are given a period of three years as of December 20, 2002 to meet these minimum shareholding requirements. In the case of new Officers hired or promoted after this date, this period is extended to five years.

Compensation of the President and Chief Executive Officer

The Committee assesses the overall performance of the President and Chief Executive Officer on the basis of his contribution to:

- the financial results obtained by the Bank versus the objectives set at the beginning of the financial year and the results obtained by the five major Canadian banks;
- the development of competitive advantages enabling the Bank to consolidate its strategic positioning within the financial industry;
- the continued development of customer service quality;
- the risk profile and credit quality of the Bank; and
- the relationships with shareholders, customers, employees, governments and communities.

As President and Chief Executive Officer, Réal Raymond's annual base salary was set at $860,000 in September 2003, and is situated at the average of the Bank's comparison market, adjusted to take into account the characteristics specific to the Bank.

Under the annual bonus program, Mr. Raymond received a bonus of $1,300,000 to underscore his contribution to the Bank's outstanding results in 2002-2003. The Committee also awarded Mr. Raymond 169,600 stock options. In accordance with the amendments to the Deferred Stock Unit Plan for Officers, Mr. Raymond received 23,100 DSUs for Officers. (For more information, refer to the "Deferred Stock Unit Plan for Officers" section of the Circular.)

The Bank recorded the best financial performance in its history for the year ended October 31, 2003, posting net income of $624 million. It was on target for all financial objectives, and even exceeded several of them. At $3.37, earnings per share were up 21% over $2.79 in 2002 (excluding the impairment charge for an investment), compared to projected growth of between 5% and 10%. Return on common shareholders' equity of 16.5% was above the target range of 14% to 16% and is comparable to the average of 16.88% for the other banks. The Bank's capitalization ratio was maintained, with the Tier 1 capital ratio standing at 9.6%, which is also above the target range of 8.75% to 9.50%. The dividend payout ratio in 2003 was 32%, in line with the target range of between 30% and 45%.

Under Mr. Raymond's leadership, the Bank's strategy to be a super-regional bank dominant in the banking market in Quebec, while being highly selective in operations outside its natural market, has been successful. The Bank's lead market position in personal banking in Quebec enabled it to ramp up product profitability whereas that of the other banks suffered at the hands of cut-throat competition in the Ontario market. As for the SME market, 2003 marked a return to growth.

The Bank also made huge strides in rolling out its wealth management strategy. The Wealth Management business line, deployed in the branch network for high net worth clients, has lived up to expectations in terms of growing the financial assets entrusted to the Bank, savings retention and loan renewal. In addition, assets under management rose at National Bank Financial and at National Bank Securities, whose mutual funds stood out from bank fund families for their delivery of growth and returns. The acquisition of Altamira contributed to the Bank's earnings, as projected, despite the very difficult market context. Cost synergies were achieved more rapidly, offsetting lower-than-anticipated revenue.

Lastly, the Bank's capital market operations continued to do well. Solid results in fixed-income securities partly made up for the downturn in corporate financing. Treasury, for its part, continued to post solid profits by virtue of its multiple revenue sources. However, making the acquisition of Putnam Lovell cost-effective proved to be a major challenge, given the weak demand for merger and acquisition advisory services in the financial industry. Mr. Raymond and his team took aggressive steps to remedy the situation, including shedding low-potential deficit operations.

With respect to customer satisfaction, Mr. Raymond's sustained efforts to mobilize all employees to provide superior customer service throughout the Bank paid off. The development of new products such as GICs and Strategic Portfolios, extended branch business hours, enhanced functionalities through electronic delivery channels such as the Internet, and targeted action to eliminate the most obvious irritants have resulted in significantly higher satisfaction levels among individuals and businesses.

In addition, the quality of the loan portfolio was maintained, as reflected in the provision for credit losses which totalled $177 million for fiscal 2003, down 42% from the $305 million provision taken in 2002.

Mr. Raymond maintained a high profile in business circles and the community by participating in over 40 public events during the year, including 27 meetings which brought together more than 700 investors and analysts.

In closing, given the performance of Mr. Raymond and his team, the Bank's share price rose by 39% in one year, for a total return to shareholders, including dividends, of 43%.

This report is submitted by the Human Resources Committee in accordance with Canadian securities legislation.

Jean Gaulin, Chair
Gérard Coulombe
François J. Coutu
Shirley A. Dawe
Marcel Dutil
E.A. (Dee) Parkinson-Marcoux

Performance Graph for Common Shares of the Bank

The following performance graph shows the cumulative total return for $100 invested in common shares of the Bank on October 31, 1998, with the total cumulative return of the S&P/TSX Banks and Trusts subindex and the S&P/TSX Composite Index for the five most recently completed financial years, assuming dividends are fully reinvested at the market price on each dividend payment date.

Five-Year Cumulative Total Return on a $100 Investment


National Bank of Canada
S&P/TSX Banks and Trusts
S&P/TSX Composite Index
200
180
160
140
120
100
80
60
Oct. 1998
Oct. 1999
Oct. 2000
Oct. 2001
Oct. 2002
Oct. 2003

	Oct. 1998 ($)	Oct. 1999 ($)	Oct. 2000 ($)	Oct. 2001 ($)	Oct. 2002 ($)	Oct. 2003 ($)
National Bank of Canada	100.00	80.17	115.82	116.03	144.87	207.83
S&P/TSX Banks and Trusts	100.00	105.87	148.48	146.67	152.87	211.65
S&P/TSX Composite Index	100.00	118.75	159.61	115.77	106.88	135.57

SECTION III – INFORMATION ON COMPENSATION (cont.)

Total Compensation of Named Executive Officers of the Bank

Summary of Total Compensation of Named Executive Officers

The following table, presented in accordance with Canadian securities legislation, shows the total compensation paid by the Bank and its subsidiaries to each of the Named Executive Officers, during each of the three most recently completed financial years. The persons named in this table are, collectively, the "Named Executive Officers".

		Annual Compensation			Long-Term Compensation			All Other Compensation
					Awards		Payouts	
				Other Annual Compensation (1)	Securities Awarded Under (2)		Long-Term Bonus	
Name and Principal Position	Year	Salary ($)	Bonus ($)	($)	SARs (#)	Options (#)	Program ($)	($)
Réal Raymond	2003	764,821 (3)	1,300,000	0	Nil	169,600	947,100 (4)	N/A
President and Chief Executive Officer	2002	692,137	800,000	4,339	Nil	149,940	450,000	N/A
	2001	461,800	800,000	653	Nil	88,300	N/A	N/A
Jean Turmel	2003	500,000	3,833,200	36	Nil	113,000	1,916,598 (5)	N/A
President – Financial Markets,	2002	500,000	3,567,333	4,037	Nil	124,900	1,783,667	N/A
Treasury and Investment Bank	2001	500,000	3,243,333	24,470	Nil	88,300	1,621,667	N/A
Louis Vachon	2003	250,000	3,142,857	892	Nil	37,000	N/A	N/A
Senior Vice-President	2002	250,000	2,009,582	169	Nil	28,300	N/A	N/A
Treasury and Financial Markets	2001	250,000	2,103,200	35	Nil	30,000	N/A	N/A
Michel Tremblay	2003	358,246	300,000	0	Nil	37,000	N/A	627,289 (6)
Senior Vice-President – Personal Banking	2002	350,000	400,000	0	Nil	28,300	N/A	535,603 (6)
and Wealth Management	2001	200,000	620,000	22	Nil	30,000	N/A	400,490 (6)
G.F. Kym Anthony	2003	400,000	1,901,070	11,016	Nil	37,000	N/A	N/A
President and Chief Executive Officer	2002	370,000	2,750,273	83,008	Nil	42,800	N/A	N/A
National Bank Financial	2001	374,600	1,950,452	100,916	N/A	N/A	N/A	N/A

(1) *The amounts in this column only represent benefits relating to loans granted at preferred interest rates to Named Executive Officers. The Named Executive Officers have the use of a leased car and may, at their option, participate in the Employee Share Ownership Plan of the Bank; the aggregate value of these other benefits for the financial year ended October 31, 2003 does not exceed the lesser of: $50,000 or 10% of the salary and bonuses paid annually to the Named Executive Officers. It should be noted that for G.F. Kym Anthony, this amount was paid to him under the EdgeStone Affiliate Fund co-investment program.*

(2) *These securities were awarded under the Stock Appreciation Rights Plan and the Stock Option Plan of the Bank. For further information, refer to the "Stock Option Plan" and the "Stock Appreciation Rights Plan" sections of the Circular.*

(3) *On September 1, 2003, the base salary of Réal Raymond was increased from $750,000 to $860,000.*

(4) *Under the Deferred Stock Unit Plan for Officers (see "Deferred Stock Unit Plan" section for further information), a portion of the long-term compensation of Mr. Raymond was paid in DSUs for Officers in December 2003, representing 23,100 units based on a price of $41.00 per share. The total number of DSUs for Officers held by Mr. Raymond as at October 31, 2003 was 14,886, valued at $461,787, based on an average price of $31.02 per share. (This aggregate amount excludes the November 2003 dividend payment and the December 2003 award.)*

(5) *With regard to the bonus for 2003, Jean Turmel received 33% of his bonus in the form of DSUs for Officers in two installments representing 23,059 units based on a price of $36.15 per share, and 26,415 units based on a price of $41.00 per share. The total number of DSUs for Officers held by Mr. Turmel as at October 31, 2003 was 142,698, valued at $4,410,721, based on an average price of $30.91 per share. (This aggregate amount excludes the November 2003 dividend payment and the December 2003 award.) For further information, refer to the "Annual Bonus Program" section of the Circular.*

(6) *Dividends from Natcan Investment Management Inc. shares and remuneration from Altamira.*

Summary of Long-Term Variable Compensation of Named Executive Officers

The table below specifies the number of options awarded to Named Executive Officers under the Stock Option Plan during the financial year ended October 31, 2003. These options are exercisable by their holders as follows: 25% as of December 2003; with a further 25% exercisable as of December 2004, another 25% exercisable as of December 2005, and the remainder as of December 2006. These options expire on December 12, 2012. During the 30-day period prior to the options being awarded, the closing price of the common shares of the Bank on The Toronto Stock Exchange fluctuated between $29.39 and $32.47.

Options Awarded During the Financial Year Ended October 31, 2003

Name	Number of Options Awarded (#)	% of Total Options & SARs Awarded to Employees During the Financial Year	Option Exercise Price ($)	Market Value of a Common Share on the Day Preceding the Award ($)	Expiry Date
Réal Raymond	169,600	10.8	30.95	30.95	12/12/2012
Jean Turmel	113,000	7.2	30.95	30.95	12/12/2012
Louis Vachon	37,000	2.4	30.95	30.95	12/12/2012
Michel Tremblay	37,000	2.4	30.95	30.95	12/12/2012
G.F. Kym Anthony	37,000	2.4	30.95	30.95	12/12/2012

The following table lists, for each of the Named Executive Officers, the number of securities affected by options/SARs exercised during the financial year ended October 31, 2003, the aggregate value realized, and the number and value of unexercised in-the-money options/SARs outstanding as at October 31, 2003. The value of unexercised options at financial year-end is equal to the difference between the exercise price of the options and the closing price of common shares of the Bank on The Toronto Stock Exchange on the last business day of the financial year, namely, $40.91 per common share. The value of unexercised SARs at financial year-end is equal to the difference between the exercise price of the SARs and the closing price of common shares of the Bank on The Toronto Stock Exchange on the last business day of the financial year, namely, $40.91 per common share.

Options/SARs Exercised by the Named Executive Officers During the Financial Year Ended October 31, 2003, and Number and Value of Unexercised In-the-Money Options/SARs at Financial Year-End

Name	Number of Securities Affected by Exercised Options/SARs (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End		Value of Unexercised In-the-Money Options/SARs at Financial Year-End[1]	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Réal Raymond	61,000	1,159,592	196,135	356,705	3,707,468	2,876,091
Jean Turmel	28,500	521,550	348,375	281,325	6,876,199	2,633,829
Louis Vachon	0	0	59,825	80,475	1,095,208	684,763
Michel Tremblay	0	0	22,075	73,225	331,418	882,473
G.F. Kym Anthony	0	0	10,700	69,100	138,030	414,090

(1) *The amounts indicated are based on a price of $40.91 per common share, namely, the closing price on the last business day of the financial year ended October 31, 2003.*

Compensation of the Officers of National Bank Financial

Most of the officers of National Bank Financial receive a base salary, an annual bonus, long-term variable compensation, and a benefits package to attract and retain the best employees in the highly competitive securities sector.

The compensation of the Named Executive Officer is approved by the Human Resources Committee of the Board of Directors of National Bank Financial & Co. Inc., which is comprised of a majority of outside, independent directors. These directors are: Jean Gaulin, Chair, Pierre Ducros, Paul Gobeil and Robert Parizeau.

Base Salary
In order to establish the base salary of its officers, National Bank Financial refers to the salaries of its comparison market, which consists of national brokerage firms associated with the major Canadian banks. It also takes into consideration the characteristics specific to National Bank Financial, the level of responsibility, experience and individual performance.

Annual Bonus Program
National Bank Financial offers an annual bonus program which is an important part of the compensation of officers at National Bank Financial. Under this program, bonuses are awarded every six months based on the company's overall profitability and, where applicable, on the profitability of the sectors under the responsibility of each officer. They are also determined by taking into account the achievement of the company's objectives and the officer's individual performance. For certain officers, a third of the bonuses is deferred and is payable in cash over a three-year period.

SECTION III – INFORMATION ON COMPENSATION (cont.)

Long-Term Variable Compensation Program
The long-term variable compensation program enables certain officers and employees of National Bank Financial to share in the company's pre-tax income. It provides for either bonuses to be granted or deferred stock units to be created.

Participants eligible for bonuses can acquire them over a three-year period as follows: 50% payable at the end of the reference year, 25% payable at the end of the second year and 25% payable at the end of the third year.

Participants eligible for deferred stock units receive phantom stock units of the Bank at a value equal to the market value, based on the average closing price of a regular board lot on The Toronto Stock Exchange for the five trading days immediately prior to the date of the award. The value of the units varies according to the price of Bank shares. In order to encourage participants to remain with National Bank Financial, the deferred stock units vest over a four-year period beginning the year after they are awarded. They may only be converted to cash at the time of retirement, death or upon termination of employment.

G.F. Kym Anthony, President and Chief Executive Officer, does not participate in the long-term variable compensation program.

Benefits
A competitive benefits package completes the compensation of National Bank Financial officers.

Retirement Benefits for Named Executive Officers of the Bank

Pension Plan
With the exception of G.F. Kym Anthony, the Named Executive Officers of the Bank participate in a defined benefit pension plan. For each year of service credited, the plan grants a pension equal to 2% of average pensionable earnings, defined as the average earnings for the 60 highest-paid consecutive months. Compensation consequently varies according to level. For Named Executive Officers at the level of President, it is based on the salary and the annual bonus. For the Senior Vice-President level, the calculation is based on salary and 25% of the annual bonus (up to a maximum of 20% of salary).

This pension is then reduced by the pension acquired under the Canada or Quebec pension plans ("CPP/QPP") while the Named Executive Officer participated in the Bank pension plan, except for the years of membership prior to January 1, 1990 which are reduced by 50%. However, this benefit cannot exceed the maximum pension prescribed under the *Income Tax Act* (Canada), currently $1,722 per year of service credited ($1,833 effective January 1, 2004). The normal retirement age is 60. However, the plan allows for early retirement, with the employer's consent, as of 55 years of age. Benefits then payable are reduced by the lesser of 4% for each year of early retirement prior to age 60 or 2% for each year by which the sum of the member's age and years of service falls short of 90.

Post-Retirement Allowance Program
With the exception of G.F. Kym Anthony, who does not participate in any pension plan, the Named Executive Officers of the Bank are also entitled to receive a post-retirement allowance for life.

This program, in which the Named Executive Officers participate, grants an allowance equal to the difference between the pension which would be payable if there were no provision for a maximum pension (maximum 35 years) and the pension actually paid under the pension plan for the years recognized under the Post-Retirement Allowance Program. In order to calculate this supplemental pension, the annual bonus recognized is limited to 100% of the salary for the President and Chief Executive Officer and to $571,000 for the President – Financial Markets, Treasury and Investment Bank, while for the Senior Vice-Presidents, average pensionable earnings are limited to $250,000. The payment conditions of the allowance are identical to those of the pension plan.

At the meeting of the Board of Directors on June 20, 2002, it was decided that as of January 1, 2003, the Post-Retirement Allowance Program would be funded in the form of a retirement agreement.

Estimated Annual Benefits Payable at Retirement
The following tables contain the estimated annual benefits payable under the Bank's pension plan and the Post-Retirement Allowance Program to the Named Executive Officers of the Bank at the level of President and Senior Vice-President.

Pensions Payable as of Age 60

PRESIDENT

Average Pensionable Earnings (1)	Years of Membership (2) (3) 15	20	25	30	35
($)	($)	($)	($)	($)	($)
1,050,000	311,870	416,327	520,784	625,241	730,129
1,200,000	356,870	476,327	595,784	715,241	835,129
1,350,000	401,870	536,327	670,784	805,241	940,129
1,500,000	446,870	596,327	745,784	895,241	1,045,129

SENIOR VICE-PRESIDENT

Average Pensionable Earnings (1)	Years of Membership (2) (3) 15	20	25	30	35
($)	($)	($)	($)	($)	($)
200,000	56,870	69,114	77,182	85,250	93,749
225,000	64,370	77,531	85,599	93,667	102,166
250,000	71,870	85,947	94,016	102,084	110,583
300,000	71,870	85,947	94,016	102,084	110,583

(1) *The sum of the amounts in the Salary and Bonus columns of the Summary of Total Compensation of Named Executive Officers table in the Circular is used to calculate the average pensionable earnings.*

(2) *Years of service credited on the normal retirement date for the purposes of the pension plan have been estimated as follows:*

- *Réal Raymond:* 35 years
- *Jean Turmel:* 24 years
- *Louis Vachon:* 24 years
- *Michel Tremblay:* 16 years

However, the maximum number of years recognized for the purposes of the Post-Retirement Allowance Program is 35.

(3) *The pension is payable for life. Upon the member's death, 60% of the pension is payable to the spouse. If there is no spouse, part of the pension is payable to the dependent children.*

Other Retirement Benefits

André Bérard will leave his position as Chairman and member of the Board at the 2004 Annual Meeting. In recognition of Mr. Bérard's years of service as Chairman and Chief Executive Officer and in keeping with a current Canadian bank practice regarding former presidents and chief executive officers, the Bank will award Mr. Bérard the following benefits: use of an office, the services of a part-time secretary, and use of a company car and chauffeur until January 2010, namely, until age 70. In the interim, should Mr. Bérard assume a position as officer or director which includes these benefits, they would be automatically withdrawn.

Termination of Employment Policy

On November 30, 2000, the Board adopted a policy whereby certain Executive Officers would receive a separation allowance in the event their employment was terminated by the Bank following a change in control. A change in control notably means any change in the ownership of Bank shares, be it following the acquisition of shares, a merger or a business combination, resulting in one shareholder beneficially owning in excess of 20% of the voting shares of the Bank. Under the terms of this policy, the President and Chief Executive Officer as well as the President – Financial Markets, Treasury and Investment Bank would each be entitled to a separation allowance equal to their base salary and average annual bonus for the previous three years (or the target annual bonus for eligible Executive Officers who have been in their position for less than three years) for a period of 36 months, up to the normal retirement age. Certain other Executive Officers of the Bank are also covered by this policy and would be entitled to receive a separation allowance equal to their base salary and average annual bonus for the previous three years (or the target annual bonus in the case of eligible Executive Officers who have been in their position for less than three years) for a period of 18 to 24 months, up to the normal retirement age. In all cases, the separation allowance would also include an amount equal to the estimated value of the stock options and SARs that would have been granted to them had their employment not been terminated. Moreover, all stock options and SARs already granted would immediately be vested and the Executive Officers would have up to 12 months in which to exercise the options or SARs.

National Bank Financial Inc. and G.F. Kym Anthony have entered into an agreement which sets out the terms and conditions of his compensation in the event that his employment is terminated either by National Bank Financial Inc. or following a change in control. The terms and conditions of this agreement are in line with the policy described above, and would provide a separation allowance equal to his base salary and his average annual bonus for the previous two years for a period of 24 months, up to the normal retirement age.

SECTION III – INFORMATION ON COMPENSATION (cont.)

Indebtedness of Directors and Executive Officers

In the normal course of its operations, the Bank grants loans to its directors, officers and employees.

As at January 1, 2004, total loans outstanding (other than routine indebtedness as defined by Canadian securities legislation and excluding investment loans for the purchase of shares of the Bank or its subsidiaries) granted to directors, officers and employees of the Bank amounted to approximately $605,791,398. This total includes mortgages for an aggregate amount of approximately $371,871,664, personal loans for an aggregate amount of approximately $233,919,733. Outstanding investment loans for the purchase of shares of the Bank or its subsidiaries totalled an aggregate amount of approximately $1,008,209. For the purposes hereof, the term "Executive Officers" means the senior officers of the Bank within the meaning of section 485.1 of the *Bank Act* and includes: the President and Chief Executive Officer, the President – Financial Markets, Treasury and Investment Bank, the Senior Vice-Presidents, and other members of the management of the Bank or a subsidiary who perform a policy-making function in respect of the Bank.

The table below shows loans granted to directors and Executive Officers of the Bank, in accordance with Canadian securities legislation.

Table of Indebtedness of Executive Officers Other Than Under Securities Purchase Plans

Name and Principal Occupation	Involvement of the Bank or a Subsidiary	Largest Amount Outstanding During the Financial Year Ended October 31, 2003 ($)	Balance as at January 1, 2004 ($)
G.F. Kym Anthony President and Chief Executive Officer National Bank Financial Inc.	Loans granted by National Bank of Canada and National Bank Financial Inc.	1,655,471 (1) 5,594,038 (2)	1,469,606 5,900,012
Richard Barriault Vice-President – Taxation National Bank of Canada	Loan granted by National Bank of Canada	9,961 (1)	9,256
Jean-Paul Caron Vice-President – Corporate Affairs National Bank of Canada	Loans granted by National Bank of Canada	62,616 (2)	62,604
Pierre Dubreuil Senior Vice-President Greater Montreal and Southern Quebec National Bank of Canada	Loans granted by National Bank of Canada	2,481 (1) 212,108 (2)	2,314 181,416
Johanne Dupont Vice-President and Corporate Secretary National Bank of Canada	Loan granted by National Bank of Canada	31,624 (2)	30,623
Marc Godin Vice-President – Finance and Control National Bank of Canada	Loan granted by National Bank Discount Brokerage Inc.	87,220 (2)	60,267
Michel Labonté Senior Vice-President – Finance, Technology and Corporate Affairs National Bank of Canada	Loan granted by National Bank of Canada	19,342 (1)	18,981
Réjean Lévesque Senior Vice-President Northern and Eastern Quebec National Bank of Canada	Loan granted by National Bank of Canada	6,640 (1)	6,171
Martin Ouellet Vice-President and Treasurer National Bank of Canada	Loan granted by National Bank of Canada	9,961 (1)	9,256

Table of Indebtedness of Executive Officers Other Than Under Securities Purchase Plans

Name and Principal Occupation	Involvement of the Bank or a Subsidiary	Largest Amount Outstanding During the Financial Year Ended October 31, 2003 ($)	Balance as at January 1, 2004 ($)
Luc Papineau Senior Vice-President Sales and Personal Banking National Bank of Canada	Loans granted by National Bank of Canada	294,226 (2)	282,707
Ricardo Pascoe Senior Vice-President Capital Markets National Bank of Canada	Loan granted by National Bank of Canada	2,550,000 (2)	2,550,000
Denis Pellerin Senior Vice-President Operational and Market Risk Management National Bank of Canada	Loan granted by National Bank of Canada	38,683 (1)	37,961
Nicole Rondou Vice-President – Compliance National Bank of Canada	Loan granted by National Bank of Canada	3,320 (1)	3,085
Louis Vachon Senior Vice-President Treasury and Financial Markets National Bank of Canada	Loan granted by National Bank of Canada	58,024 (1)	56,942

(1) *This amount represents one or more personal leveraged loans (the "Leveraged Loans") granted to Executive Officers in order to finance the participant's equity commitments under the EdgeStone Affiliate Fund co-investment program. All Leveraged Loans bear interest at the federal prescribed rate published monthly and are secured by a pledge of the participant's interest in the limited partnerships comprising the EdgeStone Affiliate Fund co-investment program. This program provides officers and eligible employees of the Bank and of entities affiliated with the Bank the opportunity to co-invest with EdgeStone Capital Equity Fund II, L.P., EdgeStone Capital Mezzanine Fund II, L.P., and EdgeStone Capital Venture Fund, L.P. (collectively, the "Main Funds") and with the Bank or a company in which the Bank holds an indirect interest. Officers and eligible employees are offered credit facilities by the Bank or its affiliates in particular through limited recourse Leveraged Loans. Leveraged Loans bear interest and will mature on the earliest of: (i) the 10th anniversary date of the applicable Main Fund, (ii) the termination of the applicable Affiliate Fund limited partnership, (iii) the sale or disposition of the applicable Affiliate Fund limited partnership interest held by a participant or (iv) the date the principal amount of the Loan otherwise becomes due and payable. The lender will have personal recourse against the participant equal to 50% of the participant's total commitment (equity and leveraged portion). Recourse for the balance of the Leveraged Loans is limited to the participant's Affiliate Fund limited partnership interest and the distributions thereon.*

(2) *These amounts represent a loan or the sum of loans granted to an Executive Officer of the Bank, which must be disclosed in accordance with the relevant securities legislation. The loan or loans may have been granted in the form of either of the following:*

- *A personal loan in excess of $25,000 granted for consumer purchases, construction and home improvements, and sundry investments according to the standards applicable to clients, except for the interest rate, which ranges between half of the Bank's prime rate and the prime rate, or as a loan granted under a relocation agreement. This also includes a margin account, which is considered a personal loan allowing the investor to borrow against the value of the securities held in his portfolio. Portfolio securities are used as security. This account is granted in accordance with standards applicable to clients, except that the interest rate may vary between the prime rate plus 0.5% and the interest rate offered to clients.*
- *A loan secured by a mortgage on the borrower's main residence, which exceeds the Executive Officer's annual salary, is granted according to the standards applicable to clients, except for the interest rate, which will be the rate posted for the Bank's clients less 2%; however, Executive Officers who obtained a loan prior to December 31, 2002 benefit from the previous conditions for a transition period of 36 months ending December 31, 2005; i.e., the loan is granted according to standards applicable to clients, except for the interest rate offered at one third of the client rate of the Bank on the first $50,000 and at the Bank's client rate less 5% on the amount in excess thereof, but such rate cannot ever be lower than the rate applied to the first $50,000.*
- *A loan secured by a mortgage on the borrower's secondary residence, granted at market terms and conditions.*

SECTION IV – OTHER INFORMATION

Liability Insurance for Directors and Officers

The Bank is covered by public liability insurance for directors and Officers of the Bank and its subsidiaries. This policy provides coverage of $100,000,000 with a deductible of $10,000,000 per claim.

This insurance covers directors and Officers of the Bank for acts committed in the performance of their duties as directors or Officers. Illegal acts and those committed for personal gain are excluded from this coverage. The annual premium paid by the Bank is $1,082,000.

Repurchase of Shares

The Bank currently has a normal course issuer bid (the "Issuer Bid") in place under which it may repurchase for cancellation, from time to time and during a given period (hereafter referred to), a given number of common shares through The Toronto Stock Exchange. The Issuer Bid as filed allows for the purchase of up to 8,700,000 common shares representing approximately 5% of the outstanding common shares, which shares are subsequently cancelled. In the opinion of the Board, the purchase of the common shares pursuant to the Issuer Bid constitutes an appropriate use of the Bank's surplus funds.

The Issuer Bid, which commenced on December 8, 2003, will run for a period ending on the earlier of (i) the date on which the Bank repurchases the maximum number of common shares, i.e., 8,700,000, or (ii) the date on which the Bank otherwise decides not to repurchase further shares, which shares are subsequently cancelled or (iii) on December 7, 2004. The price that the Bank pays for any common share which it purchases shall be the prevailing market price of a common share on The Toronto Stock Exchange on the purchase date.

To the knowledge of the Bank, its directors and Officers, after reasonable verification, as at the date hereof, the Bank repurchased 9,100,000 common shares as part of its previous normal course issuer bid, representing approximately 5% of the common shares outstanding at the time the issuer bid was made on January 15, 2003.

Corporate Governance

The Statement of Corporate Governance Practices of the Bank Incorporating The Toronto Stock Exchange Guidelines is presented in Schedule E of the Circular. The Statement of Corporate Governance Practices of the Bank was reviewed by the Conduct Review and Corporate Governance Committee and approved by the Board. In addition, Schedule D of the Circular contains a description of the Board committees, their mandates and activities.

Minutes

A copy of the minutes of the Annual Meeting of Common Shareholders of the Bank held on March 12, 2003 has been mailed to shareholders with the Circular.

Additional Information

The Bank will provide to any person, upon request, a copy of the Annual Report, the Annual Information Form together with any document incorporated therein by reference, the annual consolidated financial statements for the financial year ended October 31, 2003 together with the accompanying auditors' report, any subsequent quarterly report and the Management Proxy Circular of the Bank in respect of its most recent Meeting that involved the election of directors. To obtain copies of these documents, send your request to the Corporate Secretary's Office of the Bank, 600 de La Gauchetière West, 4th Floor, Montreal, Quebec, Canada H3B 4L2.

Approval of the Board of Directors

The Board has approved the contents of this Management Proxy Circular and the mailing thereof to the shareholders.



Johanne Dupont
Vice-President and Corporate Secretary

Montreal, January 22, 2004

SCHEDULE A

December 23, 2003

VIA SEDAR

Commission des valeurs mobilières du Québec
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission
Government of Northwest Territories
Government of Nunavut
Government of Yukon

Dear Sirs/Mesdames:

Subject: National Bank of Canada ("National Bank")
National Policy Statement 31 - *Change of Auditors of a Reporting Issuer*

The Board of Directors of National Bank confirms its intention to recommend, at the annual meeting of shareholders to be held on March 10, 2004, the continued appointment of Samson Bélair / Deloitte & Touche s.e.n.c.r.l. as auditor and to act as sole auditor of National Bank beginning with its 2004 fiscal year. Furthermore, the Board of Directors determined at the Board meeting held on December 4, 2003, not to put PricewaterhouseCoopers LLP forward for reappointment as National Bank's second auditor.

In accordance with the National Policy Statement 31, please find enclosed:

a) the required notice of change of auditor;

b) a letter from Samson Bélair / Deloitte & Touche s.e.n.c.r.l., the auditor to continue its appointment with National Bank; and

c) a letter from PricewaterhouseCoopers LLP, the auditor which will not be proposed for reappointment at the annual meeting of shareholders to be held on March 10, 2004.

On behalf of National Bank, the undersigned hereby confirms that the notice and letters referred to above have been reviewed by the Board of Directors of National Bank.

Yours truly,

Johanne Dupont
Vice-President and Corporate Secretary

Encls.
c.c.: Alain Côté, Samson Bélair / Deloitte & Touche s.e.n.c.r.l.
Marc-André Pinard, PricewaterhouseCoopers LLP

SCHEDULE A (cont.)

NOTICE OF CHANGE OF AUDITOR

CANADIAN SECURITIES ADMINISTRATORS

NATIONAL POLICY STATEMENT 31

National Bank of Canada ("National Bank") hereby gives notice, pursuant to National Policy Statement 31, as follows:

1. Currently, National Bank engages two audit firms, being Samson Bélair / Deloitte & Touche s.e.n.c.r.l. and PricewaterhouseCoopers LLP. The Audit and Risk Management Committee of National Bank conducted an extensive review of National Bank's audit requirements, including the practice of using, in Canada, the services provided by two global auditing firms. As a consequence, the Board of Directors selected Samson Bélair / Deloitte & Touche s.e.n.c.r.l. to continue its appointment as auditor and to act as sole auditor of National Bank beginning with its 2004 fiscal year.

2. At the Board meeting held on December 4, 2003, the Board of Directors determined not to put PricewaterhouseCoopers LLP forward for reappointment as National Bank's second auditor. As such, the Board of Directors intends to propose, at the annual meeting of shareholders to be held on March 10, 2004, the reappointment of Samson Bélair / Deloitte & Touche s.e.n.c.r.l., as its sole auditor.

3. There has been no adverse or qualified opinion or denial of opinion or reservation contained in the auditors' reports on National Bank's annual consolidated financial statements for the two fiscal years preceding the date of this notice, being the reports of Samson Bélair / Deloitte & Touche s.e.n.c.r.l. and PricewaterhouseCoopers LLP for the fiscal years ended October 31, 2002 and October 31, 2003, other than the impact, for fiscal year ended October 31, 2002, of the general allowance for credit losses required by the Superintendent of Financial Institutions Canada. Since January 31, 2002, National Bank's general allowance for credit risk has been in accordance with Canadian generally accepted accounting principles with the accounting treatment of the Superintendent of Financial Institutions Canada.

4. There have been no reportable events (including disagreements, unresolved issues or consultations) in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

Signed in Montréal, Québec on December 15 , 2003.

Johanne Dupont

Johanne Dupont
Vice-President and Corporate Secretary

SCHEDULE A (cont.)

Samson Bélair/Deloitte & Touche, S.E.N.C.R.L.
Assurance and Advisory Services
1 Place Ville-Marie
Suite 3000
Montréal QC H3B 4T9
Tel.: (514) 393-7115
Fax: (514) 390-4111
www.deloitte.ca

Samson Bélair Deloitte & Touche

December 15, 2003

VIA SEDAR

Commission des valeurs mobilières du Québec
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission
Government of Northwest Territories
Government of Nunavut
Government of Yukon

Dear Sirs/Madams:

Subject: National Bank of Canada ("National Bank")
National Policy Statement 31 - *Change of Auditors of a Reporting Issuer*

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated December 15, 2003 delivered to us by National Bank.

Pursuant to paragraph 4.7 of National Policy Statement 31, please accept this letter as confirmation of Samson Bélair / Deloitte & Touche s.e.n.c.r.l. that we have reviewed the Notice and based on our knowledge as at the time of receipt of the Notice, we agree with the information and each of the statements contained therein.

Yours truly,

Samson Bélair Deloitte & Touche

Chartered Accountants

c.c.: Johanne Dupont, Vice-President and Corporate Secretary, National Bank of Canada
Marc-André Pinard, PricewaterhouseCoopers LLP

Deloitte
Touche
Tohmatsu

SCHEDULE A (cont.)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 (514) 205 5000
Facsimile +1 (514) 876 1502

December 15, 2003

VIA SEDAR

Commission des valeurs mobilières du Québec
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission
Government of Northwest Territories
Government of Nunavut
Government of Yukon

Dear Sirs/Mesdames:

Subject: *National Bank of Canada ("National Bank")*
National Policy Statement 31 - *Change of Auditors of a Reporting Issuer*

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated December 15, 2003 delivered to us by National Bank.

Pursuant to paragraph 4.7 of National Policy Statement 31, please accept this letter as confirmation of PricewaterhouseCoopers LLP that we have reviewed the Notice and based on our knowledge as at the time of receipt of the Notice, we agree with the information and each of the statements contained therein.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

c.c.: Johanne Dupont, Vice-President and Corporate Secretary, National Bank of Canada
Alain Côté, Samson Bélair / Deloitte & Touche s.e.n.c.r.l.

SCHEDULE B

Shareholder Proposals

Proposals 1 to 5 inclusively have been submitted to the management of the Bank by the Association for the Protection of Quebec Savers and Investors, a shareholder located at 82 Sherbrooke West, Montreal, Quebec H1X 2X3.

Proposal 6 has been submitted to the management of the Bank by Global Benefits, located at 545 Wilson Ave., Toronto, Ontario M3H 1V2, on behalf of U.A. Canadian Pipeline Industry National Pension Trust Fund.

Proposals 7 to 11 inclusively have been submitted to the management of the Bank by Lowell Weir, CA, shareholder, residing at 4 Armoyan Court, Bedford, Nova Scotia B4A 3L5.

Proposal No. 1

Proposal and statement of the shareholder:
"It is proposed that the company pass a by-law to prohibit the chief executive officer from sitting on the board of directors of any other listed company that is unrelated.

The position of chief executive officer is the most important one in a business corporation. It is therefore normal for the incumbent to dedicate most of his time, energy and skills to the advancement of the company that he heads. Moreover, given the substantial compensation package associated with this position, the chief executive officer should limit his commitments to third parties. The so-called advantages of business relations that are often used to justify a chief executive officer serving on the boards of other companies will not be jeopardized because such relations can be developed, and are already actually developed, through various other means. We would like the chief executive officer to avoid being unduly influenced in his management by factors outside the company by focusing exclusively on the organization he heads, and by refraining from sitting on boards of directors of listed companies that are unrelated."

Position of the Bank
The President and Chief Executive Officer of the Bank currently does not serve on any board of directors of any listed company that is unrelated.

The Bank expects each employee to be totally dedicated to his or her duties. Under the Bank's Code of Professional Conduct, all employees, officers and directors of the Bank must also avoid any real, possible or apparent conflicts of interest.

In the matter of officers serving on outside boards of directors, the Bank's Board of Directors has already approved a policy for all Bank employees, including the President and Chief Executive Officer, which sets out the procedure to follow for prior authorization.

Therefore, an officer who is a member of the Board of Directors of the Bank must request authorization from the Board before accepting an appointment as a director of a profit corporation that is not affiliated with the Bank.

Authorization is subject to the following criteria: (i) the appointment is not directly or indirectly in conflict with the operations of the Bank or one of its subsidiaries; (ii) the appointment does not adversely affect the independent judgment of the employee in the performance of his or her duties; (iii) as a director, the employee undertakes to protect at all times the confidential and privileged information obtained while performing his or her duties at the Bank or its subsidiaries; (iv) the appointment may not be reasonably perceived as possibly affecting the employee's performance; (v) for corporations other than a personal holding company or a professional association, the appointment is made in the Bank's interest because it will make a positive contribution to the business of the Bank or of its subsidiaries and the advancement of its employees, and it will allow the Bank or its subsidiaries to fulfil their role in the community; and (vi) the corporation or entity to which the employee is appointed as director does not have operations that compete with the Bank or its subsidiaries.

The Bank's Board of Directors reviews each of the above criteria in every case to determine if it is in the Bank's interest to authorize an officer who is a member of the Board to serve on the board of directors of another corporation.

The fact that this policy exists shows that the Bank is in line with the general objective expressed in the shareholder's proposal. The Bank, however, considers that it is preferable to be flexible regarding the matter and that prohibiting the Chief Executive Officer from sitting on boards of directors would not be in the Bank's best interest.

For these reasons, management recommends voting **AGAINST** this proposal.

SCHEDULE B (cont.)

Proposal No. 2

Proposal and statement of the shareholder:
"It is proposed that the company disclose, in the Management Proxy Circular, all the boards of directors of companies whose stock is traded on North American stock exchanges and on which the nominees to the Board currently serve or have served in the past five years.

The independence of a board of directors is the best guarantee of good corporate governance. Shareholders are entitled to demand that they be better informed about the board members of the company in which they invest. They do not wish to have merely a brief overview of the main positions previously held by the nominees to the board. Under the principle of transparency, investors should be able to know the previous board experience of a person whose role it will be to represent them on the board. Investors want to be able to form a solid opinion of the board of directors and analyze possible sources of conflict of interest. The independence of board members is central to the current reform of corporate governance. Shareholders should be allowed to verify the degree of independence of a board of directors, particularly since they are called upon to appoint the members. Shareholders have the right to complete and accurate information in order to determine their level of confidence in a board of directors."

Position of the Bank:
Each director's profile in the Circular aims first and foremost to emphasize the director's contribution to the Board and, in this regard, presents their skills, qualifications and abilities (please refer to the "Election of Directors" section of the Circular). This information is felt to be of greater value to shareholders so that they may exercise their voting rights in an informed manner.

A list of the board of directors of the major subsidiaries of the Bank on which the nominees to the Board serve is already included in the nominee profiles in the Circular.

All external directorships held by the directors are reviewed and approved by the Conduct Review and Corporate Governance Committee.

A list of the boards of directors of public companies on which the nominees to the Board serve or have served in the previous five years is already public information. It is found in the "Directory of Directors" published annually by the *Financial Post*. Shareholders who do not have this directory may contact the Corporate Secretary's Office of the Bank to consult its copies.

For these reasons, management recommends voting **AGAINST** this proposal.

Proposal No. 3

Proposal and statement of the shareholder:
"It is proposed that in addition to the compensation program of executive officers, the company disclose, in the Management Proxy Circular, their termination clauses and the conditions and circumstances justifying their projected benefits.

For a number of years now, officer compensation has been at the heart of discussions on good corporate governance. In recent months, investors have been scandalized by a number of excesses concerning compensation and separation allowances. These unpleasant surprises have caused much embarrassment and even resulted in litigation for the companies concerned. It has become apparent that there is definitely a problem regarding the discrepancy between the performance of officers and their company and executive compensation and bonuses. The Senate Committee on Banking, Trade and Commerce specifically mentioned in its June 2003 report that "a fundamental cause of unethical corporate behaviour is excessive executive compensation" (p. 60). It is vital for shareholders to arrive at an informed opinion on all the parameters included in the compensation program. Publication of detailed information will enable shareholders to verify if there is a connection between officer compensation and annual corporate performance, and will help restore investor confidence in corporate executives."

Position of the Bank:
The "Information on Compensation" section of the Circular includes a "Termination of Employment Policy" section for Executive Officers, which sets out the terms, conditions and circumstances for the granting of a separation allowance for some officers.

The Bank considers that it provides appropriate information on the subject in compliance with securities regulation provisions.

For these reasons, management recommends voting **AGAINST** this proposal.

SCHEDULE B (cont.)

Proposal No. 4

Proposal and statement of the shareholder:
"It is proposed that the Bank disclose the total retirement pension awarded to each of the senior executive officers and the related annual costs, and that it further declare any actuarial deficit for these plans.

Pension plans are included as part of the total compensation of officers, and have even become an increasingly important element of the compensation package. In recent years, retirement benefits have proliferated to the same extent as stock options. Since pension plans are major long-term corporate commitments, it is not enough to mention the annual value of the pension and other benefits payable to officers at retirement. Shareholders should be able to assess the aggregate value of the retirement package awarded to each executive officer and the resulting costs for the company. This information is highly relevant since the benefits awarded to the senior officers who are retiring can be compared with their previous compensation, the length of their commitment and their contribution to the organization's success. Investors will thus be in a position to make an overall assessment regarding the competency of the compensation committee and the board of directors in this regard."

Position of the Bank:
The "Information on Compensation" section of the Circular includes "Retirement Benefits for Named Executive Officers of the Bank," which sets out the terms and conditions of the pension plan and the post-retirement allowance program.

Information about the annual costs of the pension plan and its actuarial surplus or deficit is contained in Note 13 to the Bank's financial statements and under "Pension Plan and Other Employee Future Benefits" in the Annual Report.

It should be noted that the Bank cannot provide an estimate of total possible pension costs to be paid by the Bank without knowing the number of years that its retirees will live.

The Bank therefore considers that relevant information has already been disclosed to shareholders in the Circular and the financial statements of the Bank, and that the information already contained in the Annual Report does not need to be repeated in the Circular.

For these reasons, management recommends voting **AGAINST** this proposal.

Proposal No. 5

Proposal and statement of the shareholder:
"It is proposed that the Bank pass a by-law requiring that its Executive Officers and any other person considered to be an insider give prior public notice of 10 calendar days for any trading in the Bank's stock, including the exercising of stock options.

Senior management and board members of a company have insider information about the company's financial condition and short- and medium-term outlook. Their trading in the company's stock is likely to affect its price since investors are aware that such insiders have first-hand information not available to the public. For many years, stock exchange trading rules have required that such trading activity be disclosed within a certain period *thereafter*, but this requirement is clearly inadequate. By the time trading activity is reported to the competent authorities and made public, stock price will already have been affected. In all fairness, shareholders and other investors should be informed sufficiently *in advance* of intended trading so that they can assess its significance and possible consequences. It should be noted that the practice of disclosure in advance of intended trading activity is actually one of the recommendations of the U.S. Conference Board in its Blue Ribbon Task Force Report on Public Trust and Private Enterprise."

Position of the Bank:
While it is not up to the Bank to pass judgment on the merits of the rules set out in securities legislation, for the sake of greater transparency, the Bank has implemented an internal guideline requiring, effective February 1, 2004, that Executive Committee members of the Bank give prior notice of five business days when disclosing in advance their intention to exercise call options on Bank shares.

The Bank considers that this measure, combined with strict compliance with other rules governing insider trading in Bank shares, provides a high degree of disclosure and protection for shareholders.

For these reasons, management recommends voting **AGAINST** this proposal.

SCHEDULE B (cont.)

Proposal No. 6

Proposal and statement of the shareholder:
"Resolved, that the shareholders of National Bank of Canada ("Company") request that the Board of Directors and its Audit Committee adopt a policy stating that the public accounting firm retained by our Company to audit the Company's financial statements will perform only audit and audit-related work for the Company and not provide tax or other services.

The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. David Smith, president and CEO of the Canadian Institute of Chartered Accountants, recently stated: "The independence and objectivity of auditors is critical to public and investor confidence in the integrity of financial statements, and to our capital markets." "Chartered Accountants Adopt New Auditor Independence Standard," Dec. 4, 2003.

We believe that utilizing the public accounting firm retained by our Company to audit the financial statements for tax and other services that generate fees in excess of those earned for the audit threatens its independence. According to the most recent Proxy Circular, our Company paid Samson Belair/Deloitte and Touche $2,141,300 to provide audit services, but $2,653,900 for tax services and $438,065 for other services, such as information technology.

We believe that the Board and the Audit Committee should adopt a policy that limits the public accounting firm retained to audit the Company's financial statements to performing only audit and audit-related work and urge your support for this proposal."

Position of the Bank:
The Board of Directors and the Audit and Risk Management Committee consider that the independence of the external auditors of the Bank is critical to the proper conduct of its business and to continued public, investor and shareholder confidence.

As early as February 2002, the Board of Directors of the Bank, on the recommendation of its Audit and Risk Management Committee, approved the Guidelines for the Management of Services Provided by External Auditors. The Board of Directors amended these Guidelines at its meeting of December 4, 2003 based on the New Auditor Independence Standard recently issued by the Public Interest and Integrity Committee of the Canadian Institute of Chartered Accountants, and on proposed Multilateral Instrument 52-110 issued by Canadian securities commissions.

The amended Guidelines confirmed that the Audit and Risk Management Committee is responsible for assigning engagements to the external auditors. The Audit and Risk Management Committee pre-approves professional fee envelopes for audit work, advisory services regarding the application of accounting principles, comfort letters for loan or investment projects and tax advisory services. Any other engagement assigned to an audit firm or any overrun on pre-authorized envelopes must be specifically pre-approved by the Chair of the Audit and Risk Management Committee.

The Audit and Risk Management Committee considers that it may be beneficial for the Bank to use the services of external audit firms for non-audit engagements. Given the special expertise of external auditors or their knowledge of corporate operations, they can perform ad hoc engagements diligently and effectively, in the best interests of the Bank and its shareholders.

For these reasons, management recommends voting **AGAINST** this proposal.

Proposal No. 7

Proposal and statement of the shareholder:
"Whereas the information provided to the Shareholders in the Management Proxy Circular dated March 13, 2002 lacked proper disclosure with regard to the Amendment to Section 4.6 of ByLaw I-Aggregate Remuneration of Directors, and

Whereas the Chairman and Director Gobeil misled shareholders who posed questions on the Amendment, it is proposed that:

(a) The Amendment to Section 4.6 of By Law I made on March 13, 2002 be declared null and void.

(b) The Remuneration paid to directors under this Amendment be returned to the Bank by the directors involved.

(c) The Chairman and Mr. Gobeil tender their resignations to the Board and the Bank and further are not eligible for reappointment for a period of six years. All share options to individuals to be cancelled.

(d) A independent investigation be conducted to determine why the necessary and proper disclosure was not made by directors and officers responsible to make same.

SCHEDULE B (cont.)

Details:

The Management Proxy Circular failed to disclose that the increase in the Aggregate Remuneration was required to provide a salary of $ 300,000 to Mr. Berard in the capacity of Chairman of the Board. Upon questioning at the meeting, Mr. Berard and Director Berard posed answers which were at best misleading."

Position of the Bank:
The Bank considers that the information provided with respect to the proposal concerning the amendment to Section 4.6 of By-Law I - Aggregate Remuneration of Directors on page 8 of the Management Proxy Circular for the Annual Meeting of Shareholders held on March 13, 2002 was complete and in full compliance with the provisions of the regulations in force. At no time have Mr. Bérard and Mr. Gobeil misled shareholders. Having provided adequate and appropriate information regarding the matter, the Bank believes that there is no need to respond to the demands contained in the proposal.

For these reasons, management recommends voting **AGAINST** this proposal.

Proposal No. 8

Proposal and statement of the shareholder:
"Whereas the by-law's of the Bank require a Shareholder to obtain the support of shareholders holding in excess of 5% of the outstanding common shares of the Bank in order to nominate candidates for election to the Board of Directors of the Bank, and

Whereas in excess of 97% of the common shares of the Bank are held by intermediaries rendering it virtually for a shareholder to even identify the owners of 5% of the common shares.

It is proposed that the by-law be amended to change the 5% limit to 0.5%.

Details:

The by-law is out of date with current shareholding practices and prevents shareholders from having a voice in the nomination of candidates for the office of director."

Position of the Bank:
The proposal is based on the assumption that the need to hold not less than 5% of Bank shares in order to nominate candidates to the Board of Directors is set by the Bank's internal by-laws. This requirement is, in fact, contained in section 143(4) of the *Bank Act*, which stipules that "A proposal may include nominations for the election of directors if the proposal is signed by one or more holders of shares representing in the aggregate not less than 5 per cent of the shares or 5 per cent of the shares of a class of shares of the bank entitled to vote at the meeting to which the proposal is presented."

The Bank is therefore in compliance with the provisions of the Act, which can only be amended by legislation.

For these reasons, management recommends voting **AGAINST** this proposal.

Proposal No. 9

Proposal and statement of the shareholder:
"Whereas certain subsidiaries of the Bank are being audited by auditors other than those appointed by the shareholders of the bank; and

Whereas certain subsidiaries of the bank have at the direction of management stopped having their accounts audited; and

Whereas personnel of the bank are confused as to the actual subsidiaries (and subsidiaries of the subsidiaries) of the bank.

It is proposed that:
(a) The auditors appointed by the shareholders ensure the listing of subsidiaries (and subsidiaries of the subsidiaries) provided to shareholders in the annual report in complete and that a financial statement exists for each subsidiary.

(b) The auditors appointed by the shareholders audit the records of all subsidiaries (and subsidiaries of the subsidiaries) of the bank.

SCHEDULE B (cont.)

Details:

Despite a number of requests, the Bank is unwilling or unable to provide a proper listing of subsidiaries and a set of audited financial statements for the subsidiaries Certain subsidiaries are audited by auditors not appointed by the shareholders. Others are not audited, I am told at the direction of management. I failed to encounter one staff member who had a total understanding of the bank's corporate structure."

Position of the Bank:
The list of subsidiaries in the Annual Report complies with National Instrument 44-101 of the Canadian securities administrators. Under this Instrument, an issuer must describe the intercorporate relationships among the issuer and the issuer's subsidiaries at the financial year end. A subsidiary may be omitted if its total assets and operating revenues do not exceed 10% of the consolidated assets and consolidated operating revenues of the issuer.

Furthermore, the Bank meets the requirements of section 329(1) of the *Bank Act* under which the Bank is to take "all necessary steps to ensure that each of its subsidiaries has as its auditor the auditor or one of the auditors of the bank." The Act provides, however, that the previously stated principle does not apply to any subsidiary whose total assets are not a material part of the assets of the Bank. The Bank therefore complies with both the principle and exception provided by the Act.

The external auditors nominated by the shareholders issue an audit report on the Bank's consolidated financial statements, which include all the entities controlled by the Bank. They perform their audit in accordance with Canadian generally accepted auditing standards and carry out the procedures they deem necessary to express an opinion on the Bank's consolidated financial statements. The external auditors determine the nature and scope of their work, which may include up to a complete audit of a subsidiary, if necessary.

For these reasons, management recommends voting **AGAINST** this proposal.

Proposal No. 10

Proposal and statement of the shareholder:
"Whereas Management of the Bank dissuades shareholders from asking questions during the business portion of the annual meeting; and

Whereas the question period for shareholders is abruptly cut off each year to enable management to hold a press conference and eat lunch.

It is proposed that:
(a) **The shareholders be given ample opportunity to ask questions during all segments of the meeting.**

(b) ***All shareholders be given the opportunity to listen to and participate in the press conference following the meeting.***

Details:

Despite a number of requests, the Bank is unwilling or unable to provide sufficient time to properly answer questions from shareholders. As a shareholder has one opportunity a year to ask questions on their investment, sufficient time must be set forth to answer all questions asked."

Position of the Bank:
Every year, the Chair of the Annual Meeting of Shareholders states the practices of the Bank, allowing shareholders to express their views and ensuring the good conduct of the meeting.

The Bank aims to ensure that each shareholder who so wishes may ask questions during the question period provided on the agenda, within a reasonable time and in compliance with the rights of each individual and the meeting as a whole. Shareholders who have made proposals in the Circular may also present their point of view within a reasonable time and respond to other stakeholders, if applicable. Officers and department heads of the Bank are available after the meeting to meet individually with shareholders who have specific matters they would like to discuss.

Management generally holds a press conference after the Annual Meeting of Shareholders. The press conference is not part of the Annual Meeting and is reserved exclusively for journalists. All shareholders who so wish may, however, view the press conference on the large screen in the room in which the meeting was held.

For these reasons, management recommends voting **AGAINST** this proposal.

SCHEDULE B (cont.)

Proposal No. 11

Proposal and statement of the shareholder:
"Whereas pursuant to the 2002 Annual Report the Bank has $249,046,674.00 outstanding in loans to "Executive Officers and Directors" of the bank; and

Whereas "Executive Officers and Directors" are defined as:
(1) The President and Chief Executive Officer
(2) The President -Financial Markets, Treasury and Investment Bank
(3) The Senior Vice Presidents of the Bank
(4) Other Officers of the bank or one of its subsidiaries who perform a policy making function on behalf of the bank

It is proposed that:

(1) The Bank prepare a detailed breakdown of the loans by individual together with applicable details such as interest rates, benefits provided and security given together with a reconciliation to the table outlining compensation to Named Officers of the Bank.

Details:

Present information supplied in the Management Proxy Circular is confusing and inadequate to allow shareholders to understand the risks and costs associated with these non arms length transactions."

Position of the Bank:
Information concerning the loans granted by the Bank in the normal course of business to its directors, Officers and employees appears in the Management Proxy Circular.

The total loans outstanding presented in the Management Proxy Circular with respect to the Annual Meeting of March 12, 2003 include not only loans to Officers and directors, but also those to all employees of the Bank. Mortgage loans alone account for $226,273,240 of the aggregate amount.

Pursuant to securities regulations, which are very specific on the matter, information of this nature is disclosed on an individual basis only. Under the circumstances, the Bank considers that it is providing appropriate information.

For these reasons, management recommends voting **AGAINST** this proposal.

SCHEDULE C

Summary of the Number of Board and Committee Meetings

held during the financial year ended October 31, 2003

Board of Directors	13
Conduct Review and Corporate Governance Committee (G)	5
Human Resources Committee (HR)	6
Audit and Risk Management Committee (ARM)	12
Ad Hoc Strategic Planning Committee (AH 1)	3
Ad Hoc Nominating Committee for the Chairman of the Board (AH 2)	2

Record of Attendance by Directors

for the financial year ended October 31, 2003

	Attendance at Board and Committee Meetings	
Director	Board	Committees
André Bérard	13/13	–
Lawrence S. Bloomberg	13/13	–
Pierre Bourgie (G) (ARM) (AH 1)	13/13	18/20
Gérard Coulombe (HR) (AH 2)	13/13	8/8
François J. Coutu (HR) (AH 2)	12/13	7/8
Bernard Cyr (ARM)	13/13	12/12
Shirley A. Dawe (G) (HR) (AH 2)	12/13	13/13
Nicole Diamond-Gélinas (ARM)	13/13	12/12
Jean Douville (G) (ARM) (AH 1)	13/13	19/20
Marcel Dutil (HR) (AH 1) (AH 2)	11/13	11/11
Jean Gaulin (HR) (ARM) (AH 1)	13/13	17/17
Paul Gobeil (G) (ARM) (AH 1) (AH 2)	12/13	21/22
Suzanne Leclair (G)	12/13	5/5
E.A. (Dee) Parkinson-Marcoux (HR)	13/13	6/6
Réal Raymond	13/13	–
Roseann Runte (G)	13/13	5/5
Jean Turmel	13/13	–
Dennis Wood (G)	11/13	5/5

SCHEDULE D

Committees of the Board

The main duty of the Board of Directors (the "Board") is to oversee the management of the Bank either directly or through its committees. The responsibility of the Board is to protect the assets of the Bank, to ensure its viability, profitability, long-term survival and development, and to obtain assurances of sound management. The Board delegates some of its responsibilities to committees in order to increase its effectiveness. The Board has, in fact, adopted a structure comprised of three standing committees—the Audit and Risk Management Committee, the Human Resources Committee and the Conduct Review and Corporate Governance Committee—and reviewed and approved the mandates thereof in the current year. The committees, through their respective chairs, are required to report to the Board on their deliberations. In 2003, the Board also approved the creation of an *Ad Hoc* Strategic Planning Committee and an *Ad Hoc* Nominating Committee for the Chairman of the Board. A summary of the number of Board and committee meetings held during the financial year ended October 31, 2003 is presented in Schedule C of the Management Proxy Circular (the "Circular").

Audit and Risk Management Committee

The Board of Directors has entrusted certain of its powers to the Audit and Risk Management Committee in order to assist it in overseeing the management of the Bank. In this regard, the Committee reviews the financial statements, financial reporting processes and internal controls as well as audit processes and management information systems in order to determine their integrity and effectiveness. In addition, it oversees, on behalf of the Board, independent functions such as internal and external audits, and the corporate compliance function.

It also conducts a detailed review of risk management and the control methods used therefor.

The Committee is comprised of six outside and unrelated directors. All Committee members are financially literate and at least one member has accounting or financial expertise.

Members

Pierre Bourgie, Chair	Jean Douville
Bernard Cyr	Paul Gobeil
Nicole Diamond-Gélinas	Jean Gaulin

Mandate and activities

In order to assume its responsibilities, the Committee:

Audit component

- requires management to implement and maintain appropriate internal control procedures and review the effectiveness of these procedures;
- recommends to the Board the appointment or dismissal of the internal auditor and makes recommendations regarding the appointment and remuneration of the external auditors;
- ensures cooperation between the Internal Audit sector and the external auditors;
- reviews and approves the annual internal audit plan;
- reviews the nature and scope of the work of the external auditors for the Bank as well as their remuneration;
- reviews internal and external auditors' reports on a quarterly or annual basis and ensures that the necessary measures are taken to follow up the suggestions resulting from such reports;
- reviews and discusses the report prepared by the external auditors detailing all factors that might have an impact on their independence and objectivity, and recommends measures to be taken by the Board to ensure the independence of the external auditors; and
- reviews the annual report of management on the compliance of the Bank with the regulations governing it.

Financial Analysis component

- reviews and recommends to the Board the approval of information documents containing audited or unaudited financial information, notably the annual information form and press releases for the publication of the quarterly and annual consolidated statements of the Bank;
- reviews the quarterly and annual consolidated financial statements of the Bank and recommends their approval to the Board, and reviews the unaudited financial statements of certain subsidiaries;
- reviews all investments and transactions that could adversely affect the financial well-being of the Bank as the external auditors or management may bring to its attention;
- reviews management's report on any dispute, notice of assessment or any other claim of a similar nature which could have a material impact on the financial condition of the Bank and ensures that such material claims are properly disclosed in the financial statements; and
- meets, at least annually, with the representatives of the Office of the Superintendent of Financial Institutions Canada ("OSFI").

Risk Management component

- reviews the declarations and reports regarding compliance with the Canada Deposit Insurance Corporation Standards of Sound Business and Financial Practices;
- requires management to report to the Committee on the existence of a control environment at the Bank that supports appropriate, effective and prudent management of its operations and of the risks to which it is exposed and that contributes to the achievement of its business objectives, and reports thereon to the Board;
- requires management to report to the Committee on the fact that the Bank is "in control", namely, that its operations are managed in accordance with strategic, risk, capital, liquidity and funding management processes; that such processes are carried out in a control environment; that major problems are identified; and that the Bank takes timely action to address them and report thereon to the Board;
- reviews and recommends to the Board the adoption of major risk management policies, including policies related to credit risk, market risk, structural risk, fiduciary risk and operational risk, and reviews these policies annually;
- reviews changes in impaired loans, ensures that they are monitored and approves a provision therefor, according to the rules established in the Credit Risk Management Policy of the Bank; and
- reviews and recommends to the Board, subject to the provisions set out in section 497 of the *Bank Act* (the "Act"), any transaction between the Bank and a related party.

Human Resources Committee

The Board of Directors has entrusted certain powers to the Human Resources Committee in order to assist it in overseeing the management of the Bank. In this regard, the Committee reviews and approves the Bank's practices and policies with respect to human resources.

The Committee is comprised of six outside directors of the Bank. Only one director is related within the meaning of The Toronto Stock Exchange Guidelines.

Members

Jean Gaulin, Chair	Shirley A. Dawe
Gérard Coulombe	Marcel Dutil
François J. Coutu	E.A. (Dee) Parkinson-Marcoux

SCHEDULE D (cont.)

Mandate and activities
In order to assume its responsibilities, the Committee:

- reviews and approves the description of the duties of the President and Chief Executive Officer and the annual objectives he must achieve;
- periodically reviews the management succession plan of the Bank, the succession planning process for senior management of the Bank as well as the profile of officers possessing the necessary competencies to hold senior management positions at the Bank;
- annually, appraises the performance of officers and reviews their total compensation based on the objectives assigned to them and the results achieved;
- reviews and recommends annually to the Board, the adoption of the salary policies and approach with respect to total compensation applicable to the Named Executive Officers, other Officers and employees of the Bank;
- studies the various components of compensation for Officers and makes recommendations to the Board, when appropriate;
- reviews and recommends to the Board that it approve an annual report on the compensation paid to Officers;
- approves the amendments made from time to time to the terms and conditions of the Stock Option Plan, the Stock Appreciation Rights Plan and the Deferred Stock Unit Plan for Officers;
- reviews and recommends to the Board, where applicable, amendments to the Employee Pension Plan and the Pension Plan for Designated Employees;
- revises and approves the mandate of the Retirement Committee and appoints the internal and external members; and
- approves the financial statements of the pension plans and the Pool Fund of the Participating Pension Plans of the Bank.

Conduct Review and Corporate Governance Committee
The Board of Directors has entrusted certain powers to the Conduct Review and Corporate Governance Committee in order to assist it in overseeing the management of the Bank. The Committee assumes the responsibilities assigned to a conduct review committee under the Act. It also oversees the implementation of corporate governance rules, procedures and policies at the Bank as well as compliance therewith.

The Committee is comprised of seven outside and unrelated directors of the Bank.

Members

Jean Douville, Chair	Suzanne Leclair
Pierre Bourgie	Roseann Runte
Shirley A. Dawe	Dennis Wood
Paul Gobeil	

Mandate and activities
In order to assume its responsibilities, the Committee:

Conduct Review component
- reviews Bank procedures which ensure that transactions with related parties of the Bank comply with the Act as well as Bank practices in order to identify any related party transactions that could have an adverse effect on the Bank's stability or solvency, and establishes assessment criteria for determining whether the value of related party transactions is nominal to the Bank;
- oversees the mechanisms and procedures established by the Board governing conflicts of interest, use of confidential information, communication to customers of information required to be disclosed under the Act, and the consideration of customer complaints; and
- reviews the Code of Professional Conduct that applies to directors, Officers and employees of the Bank and its subsidiaries.

Corporate Governance component
- makes recommendations to the Board concerning the adoption of the Bank's corporate governance orientations, policies and practices and ensures compliance therewith;
- prepares and reviews the mandate of the Chairman of the Board, which sets out the functions to be assumed by the Chairman, and recommends approval thereof to the Board;
- reviews the mandate of the Board of Directors, which sets out its expectations for directors and management and defines the roles and responsibilities of the Board, and recommends approval thereof to the Board;
- prepares and reviews the selection criteria for directors as well as the procedure for selecting new directors and makes recommendations thereon to the Board, and periodically reviews the mandate and composition of Board committees;
- assesses the performance and effectiveness of the Board and its committees;
- organizes orientation programs for new directors of the Bank as well as continuing professional development programs regarding the operations of the Bank and its subsidiaries;
- periodically reviews the size of the Board in order to ensure its effectiveness;
- makes recommendations concerning directors' remuneration and allowances;
- approves the Annual Report of the Bank with respect to corporate governance, taking into account applicable regulatory requirements; and
- reviews and recommends to the Board that it approve the Management Proxy Circular, excluding the portion relating to human resources and compensation.

***Ad Hoc* Strategic Planning Committee and**
***Ad Hoc* Nominating Committee for the Chairman of the Board**

The *Ad Hoc* Strategic Planning Committee was set up by the Board of Directors as part of strategic planning for the 2003 financial year in order to work with the President and Chief Executive Officer thereon.

The Committee is comprised of five outside and unrelated directors of the Bank.

Members

Jean Gaulin, Chair	Marcel Dutil
Pierre Bourgie	Paul Gobeil
Jean Douville	

The Board of Directors deemed it appropriate this year to approve the creation of an ad hoc nominating committee for the next Chairman of the Board as of March 2004.

The Committee was comprised of five outside directors of the Bank. Only one director is related within the meaning of The Toronto Stock Exchange Guidelines.

Members

Paul Gobeil, Chair	Shirley A. Dawe
Gérard Coulombe	Marcel Dutil
François J. Coutu	

SCHEDULE E

Corporate Governance

Statement of Corporate Governance Practices of the Bank Incorporating The Toronto Stock Exchange Guidelines

Toronto Stock Exchange Guidelines	*Corporate Governance Practices of the Bank*

RESPONSIBILITY FOR STEWARDSHIP

1	
The board of directors should explicitly assume responsibility for the stewardship of the bank	• The mission of the Board is to oversee the management of the Bank, protect its assets, and ensure its profitability, long-term survival and development with a view to enhancing the return on shareholder investment. Furthermore, it is assured of sound management by requiring that management set up, in particular, a compliance program ensuring observance by the Bank of all regulations governing it. • The Board assumes various duties related to strategic planning, risk assessment, assessment of its effectiveness, succession planning for directors and senior management, as well as the communication and disclosure of information. The Board also adheres to the rules of conduct and ethics, notably by adopting a Code of Professional Conduct for directors, Officers and employees of the Bank. • The Board expects management to be responsible for the day-to-day management and conduct of the Bank's operations. In order to facilitate the Board's oversight role, management provides the Board with an informed opinion specifically on the objectives, strategies, plans and major policies of the Bank.
and specifically for:	• This year, the Board reviewed its mandate in depth in order to define its mission, its main duties and its expectations of management more clearly.

STRATEGIC PLANNING PROCESS

1 (a)	
the adoption of a strategic planning process;	• The Board periodically reviews and approves the strategic plan by which the Bank determines its mission, vision, business objectives and strategy. To do so, the Board takes into account business opportunities and risks for the Bank, as well as business plans concerning its major operations. • The Board approved the strategic planning exercise during which a preliminary report was submitted to the Board on the main challenges, orientations and strategic objectives of the Bank. At the end of this process, the corporate strategic plan and the strategic plans for the business segments were subsequently approved by the Board. The Board also set up an *Ad Hoc* Strategic Planning Committee with a mandate to assist the President and Chief Executive Officer in strategic planning.

PRINCIPAL RISKS

1 (b)	
the identification of the principal risks associated with the business of the bank and ensuring the implementation of appropriate systems to manage these risks;	• The Board, through its Audit and Risk Management Committee, regularly identifies and assesses the principal risks of the Bank; namely, credit risk, market risk, structural risk, fiduciary risk and operational risk, including outsourcing risk. The Board annually adopts and reviews policies regarding these risks, while ensuring their implementation. • The Board approves the report on compliance with Canada Deposit Insurance Corporation Standards of Sound Business and Financial Practices.

SCHEDULE E (cont.)

Toronto Stock Exchange Guidelines	*Corporate Governance Practices of the Bank*

SUCCESSION PLANNING

1 (c)	
succession planning, including appointing, training and monitoring senior management;	• The Board analyzes and approves the appointment of the President and Chief Executive Officer as well as of Executive Officers, and sees to their training, coaching and succession planning. • The Human Resources Committee annually reviews the profile of Officers who possess the required competencies to hold senior management positions at the Bank, as well as the Bank's succession plan, and determines development needs, as applicable. • The Human Resources Committee submits a report to the Board following the annual appraisal of the performance of Executive Officers and of the prudence with which they manage the Bank's operations. • The President and Chief Executive Officer annually submits a succession plan to the Human Resources Committee, including the progress made by the Officers identified in the plan.

COMMUNICATIONS POLICY

1 (d)	
a communications policy;	• The Board emphasizes transparency in the communication of information to all shareholders, investors, clients and the general public. • A policy approved by the Board in 2002 establishes the procedures for complete, accurate and timely communication between the Bank and its shareholders, clients, financial analysts, the media and the public, and prohibits the selective distribution of information by stipulating that information must be distributed to the general public. • The Audit and Risk Management Committee reviews in particular the Bank's annual and quarterly consolidated financial statements, the related press releases, the Annual Information Form and management's analysis of the financial condition and operating results of the Bank before these are approved by the Board. • The Bank responds to requests from shareholders, investors and financial analysts through its Investor Relations Department, its Corporate Secretary's Office or National Bank Trust Inc., the Bank's transfer agent and registrar. The Bank's quarterly reports and related conference calls are made available in real time on the Bank's website (www.nbc.ca). • Since 2003, the Bank has produced an annual social responsibility report detailing its commitment to the community. • Clients with concerns or special needs may contact their branch or TelNat. Should a dispute not be settled through the existing administrative channels, clients may contact the Ombudsman of the Bank.

Toronto Stock Exchange Guidelines	Corporate Governance Practices of the Bank

INTEGRITY OF INTERNAL CONTROL

1 (e)

the integrity of internal control and management information systems.

- The Board, through its Audit and Risk Management Committee, examines audit and internal control processes as well as management information systems to determine their integrity and effectiveness. In consultation with the internal auditor and the Bank's management, the Committee examines the effectiveness of the Bank's policies and internal control mechanisms.
- The Audit and Risk Management Committee requires that the Internal Audit function be free of any influence that could adversely affect its ability to assume its responsibilities objectively.
- An annual Internal Audit plan is submitted to the Committee for its consideration and approval, ensuring the independence and effectiveness of Internal Audit.
- A formal procedure was developed to enable the President and Chief Executive Officer and the Senior Vice-President – Finance, Technology and Corporate Affairs to certify the integrity and accuracy of the financial information disclosed and the existence of controls surrounding this disclosure.

INDEPENDENCE OF THE BOARD OF DIRECTORS

2

A majority of the directors should be "unrelated".

- The Conduct Review and Corporate Governance Committee is of the opinion that as at October 31, 2003, 13 of the 18 directors of the Bank; namely, more than the majority of the directors, met the definition of an "unrelated director"(1) as set out by The Toronto Stock Exchange.
- In addition, the Bank meets the requirements of the *Bank Act* (the "Act") concerning the authorized number of directors who were "affiliated with the bank"(2). As at October 31, 2003, six of the 18 directors were "affiliated with the bank" according to this definition.

(1) An "unrelated director" is a "director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding."

(2) A director "affiliated with the bank" is a director who is an officer or an employee of the bank or of a corporation controlled by the bank or a person who, directly or through companies with whom such person is affiliated, maintains significant relationships with the bank covering a range of business, debt or shareholding situations, as well as the spouse of such person.

SCHEDULE E (cont.)

Toronto Stock Exchange Guidelines	*Corporate Governance Practices of the Bank*

UNRELATED DIRECTORS

3	
The application of the definition of "unrelated director" to the circumstances of each director should be the responsibility of the board, as well as the disclosure on an annual basis of the *analysis of the application* of the principles supporting *this conclusion* and whether the board has a majority of unrelated directors.	• The Board, through the Conduct Review and Corporate Governance Committee, ensures compliance with The Toronto Stock Exchange Guidelines. • The Committee analyzed all business and related party relationships maintained by the directors with the Bank or its subsidiaries to determine if certain Bank directors met the criteria for the definition of an "unrelated director". • Five of the 18 directors of the Bank are considered to be related, as defined by The Toronto Stock Exchange.

NOMINEES COMMITTEE

4	
The board should appoint a committee of directors composed exclusively of outside, i.e. non-management directors, a majority of whom are unrelated, and assign to such committee the responsibility for proposing new nominees to the board and for assessing directors on an *ongoing basis.*	• The Conduct Review and Corporate Governance Committee, together with the Chairman of the Board, administers the selection process for new directors and submits its recommendations to the Board. This Committee is composed exclusively of outside directors who are unrelated to the Bank. • The Committee recruits and proposes nominees for director, who must have a broad complementary range of abilities and competencies. Pertinent expertise that enables them to make an active, informed and profitable contribution to managing the Bank, conducting its business and guiding its development is also sought. In its assessment of nominees, the Committee also takes into consideration their availability and reputation for integrity and honesty, as well as their knowledge of regional and national issues. • The Committee periodically reviews selection criteria for directors to ensure that they take into account regulatory requirements, expectations as well as the Board's current and future needs with respect to the abilities, competencies and experience of the directors. • The Committee annually reviews the eligibility and availability of directors who are nominated for re-election. *(For information about the Board meeting attendance of directors, see Schedule C of the Circular.)* • In 2003, the Board also approved the creation of an *Ad Hoc* Nominating Committee, whose principal mandate was to recommend a nominee to the Board for the position of Chairman of the Board as of March 2004. *(For information about the composition and mandate of this Committee, see Schedule D of the Circular.)*

Toronto Stock Exchange Guidelines	*Corporate Governance Practices of the Bank*

ASSESS THE EFFECTIVENESS OF THE BOARD

5

The board should implement a process, to be monitored by the appropriate committee, for assessing the effectiveness of the board and the committees of the board, as well as the contribution of individual directors.

- The Conduct Review and Corporate Governance Committee is delegated by the Board to implement a process allowing the Committee to assess the performance and effectiveness of the Board and its committees while executing their mandate.
- As part of this process, directors must complete a self-assessment questionnaire concerning the performance of the Board and its committees. They evaluate in particular the availability of information required for decision-making and the ability of the members of the Board and the committees to process this information for each strategic activity of the Board and the committees. The questionnaire also covers the directors' evaluation of the general operation of the Board and its committees.
- In order to ensure an impartial process, the duly completed questionnaires are sent to an independent firm of experts to compile the results. On receipt of the results, the Chair of the Conduct Review and Corporate Governance Committee apprises the Committee members of the results of the self-assessment and reports to the Board by presenting its recommendations.

ORIENTATION AND EDUCATION PROGRAM FOR DIRECTORS

6

Provide an orientation and education program for new recruits to the board.

- An orientation program for directors was set up by the Conduct Review and Corporate Governance Committee in three parts; namely, orientation of new directors, continued education in the form of information sessions and individual meetings with directors and senior management members. The program is designed to provide an overview of the Bank and its operations, and to promote exchanges with senior management members so as to allow new directors to become familiar with the main activities of the Bank and its major challenges.
- The Directors' Handbook, which describes the responsibilities and obligations of directors, the organizational structure and the mandates of the Board and its committees, is distributed to all directors and regularly updated.

APPROPRIATE SIZE FOR THE BOARD

7

The board should examine its size with a view to determining the impact of the number of directors upon effectiveness, and undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

- The Board, through the Conduct Review and Corporate Governance Committee, annually reviews its size and composition to maintain the proper geographic and industry representation as well as complementary experience and expertise to foster exchange and discussion with directors and effective decision-making.
- In this regard, the Board deemed it appropriate to reduce its size from 20 to 18 directors.

SCHEDULE E (cont.)

Toronto Stock Exchange Guidelines	*Corporate Governance Practices of the Bank*

COMPENSATION OF DIRECTORS

8

The board should review the adequacy and form of the compensation of directors in light of the risks and responsibilities involved in being an effective director.

- The Conduct Review and Corporate Governance Committee periodically examines the adequacy and form of directors' compensation based on their responsibilities, and makes recommendations thereon to the Board. The Committee therefore takes into consideration the types of compensation and the amounts paid to directors of Canadian financial institutions and comparable Canadian companies.
- The directors, except for those who are also officers, do not benefit, and have never benefited, from any stock option plan.
- In order to link the interests of directors to those of shareholders, the Board has established share ownership requirements under which directors must hold a minimum of 2,000 shares. In addition, a portion of their compensation must be paid in the form of Bank shares. *(For information about the compensation paid to directors in 2003, see the "Remuneration Paid to Directors" section of the Circular.)*

COMMITTEES AND OUTSIDE DIRECTORS

9

The committees of the board of directors should generally be composed of outside directors(3), a majority of whom are unrelated directors.

- The Audit and Risk Management Committee, the Human Resources Committee, the Conduct Review and Corporate Governance Committee, the *Ad Hoc* Strategic Planning Committee and the *Ad Hoc* Nominating Committee are composed exclusively of directors who are non-management members.
- Directors serving on the Audit and Risk Management Committee, the Conduct Review and Corporate Governance Committee, and the *Ad Hoc* Strategic Planning Committee are all unrelated to the Bank, whereas a single director serving on the Human Resources Committee and the *Ad Hoc* Nominating Committee is considered related to the Bank. *(For information about the composition and mandates of the committees, see Schedule D of the Circular.)*

CORPORATE GOVERNANCE PHILOSOPHY

10

The board of directors should assume responsibility for developing the approach to governance issues, or assign such responsibility to a committee of the board. The committee would, among other things, be responsible for responding to the TSE Guidelines.

- The Conduct Review and Corporate Governance Committee is responsible for studying, applying and overseeing corporate governance rules, procedures and policies for the Bank. More specifically, it has the responsibility of examining, on a regular basis, and approving the manner in which the Bank responds to The Toronto Stock Exchange Guidelines. *(For information about the mandate of this committee, see Schedule D of the Circular.)*

(3) *An "outside director" is a director who is a non-management member.*

Toronto Stock Exchange Guidelines	*Corporate Governance Practices of the Bank*

DEFINITION OF DUTIES

11

The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. The board should approve or develop the general objectives of the Bank which the CEO is responsible for meeting.

- The Board and each committee act in accordance with a mandate that sets out their role, duties and responsibilities. This year, the mandates of the Board, the Conduct Review and Corporate Governance Committee, the Audit and Risk Management Committee and the Human Resources Committee were reviewed. *(For information about the mandates of the Board and its committees, see page 56 of the 2003 Annual Report and Schedule D of the Circular.)*
- A description of the duties of the President and Chief Executive Officer is prepared by the Human Resources Committee to define his responsibilities.
- The Board annually approves the general objectives of the Bank. On the basis of these objectives, the Human Resources Committee determines the target objectives to be achieved by the President and Chief Executive Officer during the financial year, and then reviews his performance based on the objectives achieved.
- The quarterly report to shareholders includes an analysis of the Bank's results and gauges performance based on the achievement of the objectives set for the current year.

INDEPENDENCE OF THE BOARD

12

The board should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to: (i) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve that the board meet on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

- In order to ensure the Board's independence from management, the duties of Chairman of the Board and of President and Chief Executive Officer of the Bank have been separated since March 13, 2002. The Chairman of the Board, who is no longer a management member, is therefore responsible, among other things, for ensuring that the Board discharges its responsibilities effectively and independently, in consultation with the Conduct Review and Corporate Governance Committee.
- The Conduct Review and Corporate Governance Committee prepares and reviews the mandate of the Chairman of the Board by proposing a description of duties which must be approved by the Board.
- Outside directors periodically hold in camera meetings under the leadership of the Chair of the Conduct Review and Corporate Governance Committee. These meetings provide a forum for exchanges and promote more open discussion among the members. During the past financial year, outside directors met in camera four times.

SCHEDULE E (cont.)

Toronto Stock Exchange Guidelines	*Corporate Governance Practices of the Bank*

AUDIT COMMITTEE

13

The audit committee should be composed only of outside directors. The role and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal controls, it is the responsibility of the audit committee to ensure that management has done so.

- The Audit and Risk Management Committee is composed exclusively of outside unrelated directors of the Bank.
- The members of the Audit and Risk Management Committee are financially literate and at least one member has accounting or financial experience.
- The Board reviewed and approved the mandate of the Audit and Risk Management Committee, which sets out the duties and responsibilities assigned to this Committee's members, both in audit and risk management matters. *(For information about the composition and mandate of this Committee, see Schedule D of the Circular.)*
- The Audit and Risk Management Committee is responsible for assuring the Board that the risks to which the Bank is exposed are identified and that they are properly and effectively managed and controlled. The Audit and Risk Management Committee analyzes, examines and monitors issues related to the management of material financial and non-financial risks to which the Bank is exposed.
- As part of its audit responsibilities, the Committee reviews quarterly and annual consolidated financial statements, makes recommendations to the Board regarding the appointment of external auditors and their compensation, and assesses, in consultation with the internal auditor and management, the effectiveness of policies and internal control procedures.
- The Audit and Risk Management Committee reviews and discusses the report prepared by the external auditors detailing all the elements likely to affect their independence and objectivity.
- As part of its risk management responsibilities, the Committee ensures that a proactive detection, assessment and management process exists for material risks and compliance with policies and control measures, in addition to reviewing and recommending to the Board the adoption of various risk management policies for the material risks to which the Bank is exposed.
- The Audit and Risk Management Committee regularly meets with internal and external auditors in the absence of other management members in order to discuss specific issues with them. External auditors help, as guests, in the audit function of all meetings of the Committee.

OUTSIDE ADVISORS

14

The board of directors should implement a system that enables an individual director to engage an outside advisor at the expense of the Bank in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

- Each mandate of the Board and of its three main committees allows directors to engage the services of outside advisors, at the expense of the Bank, subject to the approval of the Conduct Review and Corporate Governance Committee or, in the event of an emergency, by authority of the Chair of this Committee.

INFORMATION FOR SHAREHOLDERS

Stock exchange listings

The common shares of the Bank as well as the First Preferred Shares, Series 13 and 15 are listed on The Toronto Stock Exchange.

Issue or Class	Ticker Symbols	Newspaper Abbreviations
Common Shares	NA	Nat Bk or Natl Bk
First Preferred Shares		
Series 13	NA.PR.J	Nat Bk s13 or Natl Bk s13
Series 15	NA.PR.K	Nat Bk s15 or Natl Bk s15

Dividends

Dividend dates in fiscal 2003-2004
(Subject to approval by the Board of Directors of the Bank)

Ex-dividend dates	Record dates	Payment dates
Common Shares		
December 23, 2003	December 29, 2003	February 1, 2004
March 23, 2004	March 25, 2004	May 1, 2004
June 24, 2004	June 28, 2004	August 1, 2004
September 21, 2004	September 23, 2004	November 1, 2004
Series 13 and Series 15 Preferred Shares		
January 7, 2004	January 9, 2004	February 15, 2004
April 7, 2004	April 12, 2004	May 15, 2004
July 7, 2004	July 9, 2004	August 15, 2004
October 6, 2004	October 8, 2004	November 15, 2004

Quarterly report publication dates in fiscal 2003-2004

First quarter	February 26, 2004
Second quarter	May 27, 2004
Third quarter	August 26, 2004
Fourth quarter	December 2, 2004

HEAD OFFICE

National Bank of Canada
National Bank Tower
600 de La Gauchetière West
Montreal, Quebec H3B 4L2
Telephone: (514) 394-5000
Telex: 0525181
(Nabacan Montreal)
www.nbc.ca

TRANSFER AGENT AND REGISTRAR

For information about stock transfers, address changes, dividends, lost stock certificates, tax forms and estate transfers, shareholders are requested to contact the Transfer Agent, National Bank Trust Inc., at the address or telephone numbers below.

National Bank Trust Inc.
Share Ownership Management
1100 University, 9th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442

For any correspondence:
National Bank Trust Inc.
Share Ownership Management
P.O. Box 888, Station B
Montreal, Quebec H3B 9Z9

Other shareholder inquiries can be sent to:
Investor Relations
National Bank of Canada
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196

E-mail: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

Legal deposit
1st quarter 2004
Bibliothèque nationale du Québec
ISBN 2-921835-33-9

www.nbc.ca

Table of Contents

DISCUSSION AND ANALYSIS*

* See inside back cover for Caution Regarding Forward-Looking Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

OBJECTIVES AND RESULTS

All commitments met

In its 2002 Annual Report, National Bank published its strategic objectives for fiscal 2003. These performance measurements were chosen because they are the best indicators of the Bank's ability to create value over the long term. The targets were set so as to create an attainable challenge given the current context and the organization's own strengths. More specifically, the Bank had committed to grow its earnings per share by 5% to 10%, to offer a return on common shareholders' equity of 14% to 16%, to maintain a Tier 1 capital ratio of 8.75% to 9.50%, and to pay dividends representing between 30% and 40% of net income attributable to common shareholders. The Bank delivered on all these commitments. The table below compares the objectives with the results achieved as at October 31, 2003.

Objectives and Results

	Results	Objectives		
	2003	2003	2004	*Medium term*
Growth in earnings per share(1)	**21%**	5% – 10%	5% – 10%	More than 8%
Return on common shareholders' equity	**16.5%**	14% – 16%	15% – 17%	15% – 17%
Tier 1 capital ratio	**9.6%**	8.75% – 9.50%	8.75% – 9.50%	8.25% – 9.00%
Dividend payout ratio	**32%**	30% – 40%	35% – 45%	35% – 45%

(1) Excluding the impairment charge taken on an investment in 2002

For fiscal 2003, the Bank posted record net income of $624 million, up 45% compared to the $429 million of the previous fiscal year. In 2002, the Bank had recorded a $112 million net-tax impairment charge as a result of the revaluation of an investment in a technology company. Excluding this charge from the 2002 results, net income for 2003 rose $83 million or 15%. Earnings per share reached $3.37 for the year as against $2.18 for 2002 ($2.79 if the impairment charge for an investment is excluded). Return on common shareholders' equity was 16.5% in 2003 versus 11.3% a year earlier (14.3% if the impairment charge for an investment is excluded). This performance was achieved while maintaining a capital ratio of 9.6%, slightly higher than the upper limit of the target range, and paying out 32% of net income in dividends.

For fiscal 2003, total revenues on a taxable equivalent basis reached a new high of $3.5 billion, almost $350 million or 11% higher than for the previous year. This increase mainly came from other income, which grew 28% to reach $2,093 million as at October 31, 2003 or 60.5% of total revenues. Operating expenses were $2,259 million, with $83 million of the $219 million increase due to the addition of a full year of operating expenses for the companies acquired in 2002 and about $30 million to the increase in variable compensation. If these items are excluded, operating expenses would have risen by approximately 5%. Expenses nonetheless increased at a slower pace than income. The efficiency ratio stood at 65.3%, versus 65.5% in 2002 (62.8% if the impairment charge for an investment is included). In addition, loan losses were down 64% compared to 2002 and represented only 0.45% of average loans and bankers' acceptances, signalling a marked improvement in the quality of the Bank's portfolio.

The consolidated results are discussed in greater detail on page 46 of the Management's Discussion and Analysis.

Consolidated Results
Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2003	2002	Change %
Net interest income	**1,366**	1,473	(7)
Other income	**2,093**	1,641	28
Total revenues	**3,459**	3,114	11
Operating expenses	**2,259**	2,040	11
Contribution	**1,200**	1,074	12
Provision for credit losses	**177**	490	(64)
Income before income taxes	**1,023**	584	75
Income taxes	**374**	236	58
Non-controlling interest	**27**	30	(10)
Discontinued operations	**2**	111	(98)
Net income	**624**	429	45
Average assets	**71,671**	69,292	3
Risk-weighted assets	**40,061**	38,978	3
Average deposits	**48,546**	48,897	(1)
Net impaired loans(2)	**(154)**	(159)	3
EPS	**$3.37**	$2.18	55
ROE	**16.5%**	11.3%	
Efficiency ratio	**65.3%**	65.5%	

(1) Given the need to compare activities that are different in nature, revenues are presented on a taxable equivalent basis. See the Glossary for more details
(2) Net of specific and general allowances

In light of the positive changes in operations, the Bank believes it can set significantly higher performance criteria. The objective for earnings per share growth remains within the 5% to 10% range for 2004, but should progress towards a minimum of 8% in the medium term. The Bank also believes that it can raise its target ROE by 1% to between 15% and 17%. According to the regulatory authorities, a well-capitalized bank should maintain a Tier 1 capital ratio of 7%. Not only did National Bank of Canada set more stringent objectives for itself by establishing the range between 8.75% and 9.50%, but it has also been aiming for the upper limit of this objective for several years. The Management of the Bank is convinced that it can ensure sound operations by gradually reducing this level of capitalization to a range of between 8.25% and 9.00% in order to free up amounts that could be invested to improve performance or distributed to shareholders. Consequently, National Bank of Canada has decided to increase the dividend payout ratio to the 35% to 45% range.

THE BANK'S STRATEGY

Focussing on key factors

A super-regional bank...
National Bank's strategy is solidly geared to the Canadian market, particularly the Quebec market. The model adopted by the Bank is that of a super-regional bank, a model that has proven successful in the United States. A super-regional bank is a bank that concentrates its resources in a given area rather than country-wide. In National Bank's chosen market, it aims to occupy the lead position in its Retail Banking and SME segments—a position that will give it a solid footing it can defend against the larger players with which it competes at the national level.

With its new slogan "Quebec's leading bank", the 2003 advertising campaign had a positive effect on enhancing our reputation, which translated into increased customer loyalty as evidenced by the greater number of Quebecers who cited National Bank of Canada as their main financial institution.

...with well chosen niches across Canada
Adopting this business model in no way prevents a bank from moving beyond its core market. When doing so, however, it must be selective and choose specialized niches that do not require a concentrated network of outlets. Capital market activities—including full-service brokerage and mutual funds—can be among these niches, particularly in Canada where the main brokerage firms are bank subsidiaries.

Keys to success

All banks with diversified activities have certain factors of success in common: a varied palette of profitable products, credit quality, operational efficiency and sound financial management. National Bank closely monitors all of these aspects. To take full advantage of the business model it has chosen, six other factors of success, which underpin the Bank's various orientations, have been identified.

CONTINUE TO BE THE DOMINANT BANK IN QUEBEC
- By far the leading bank in Quebec, approximately double the size of its main bank competitor
- Ranked first or second among all banking institutions in all its priority markets

KEEP ACTIVITIES OUTSIDE QUEBEC VERY FOCUSSED
- Acquisition of Altamira
- Expansion of the full-service brokerage network
- Financing of up-and-coming companies in the energy sector
- Niches in corporate financing thanks to high-calibre investment bankers recruited through National Bank Financial

PROVIDE QUALITY SERVICE TO ATTAIN A HIGH LEVEL OF CUSTOMER SATISFACTION
- Marked increase in satisfaction among individual and business clients
- Best research of all brokerage firms
- First in terms of service quality of online transactions

CREATE ECONOMIES OF SCOPE THROUGH A DENSE AND VARIED OFFERING OF PRODUCTS
- Wealth management services deployed in the branch network
- National Bank insurance products
- Blue Chip GICs

MAINTAIN AN EXCELLENT LEVEL OF CAPITALIZATION
- Tier 1 capital ratio consistently above the target range

FORGE PARTNERSHIPS TO INCREASE REVENUES AND REDUCE COSTS
- Partnership with Investors Group, Great-West Life and London Life
- New partnership with MD Management

Organizational capacity

National Bank also assigns a great deal of importance to its organizational capacity. The nine members of the Executive Committee meet frequently and mechanisms have been established to facilitate their work as a team. For example, business units and support departments have signed service agreements that set performance standards for key criteria, such as response time, with a view to offering superior service.

Recruiting and retaining talented young professionals, as well as providing training to personnel, are key to the institution's overall performance. Linking the Bank's performance to compensation ensures the engagement of personnel. The Bank's bonus program, which is based on unit performance and individual performance, the variable compensation paid to the sales forces and the share purchase plan are all used to that end. Management also communicates regularly with employees to promote awareness about the Bank's performance, orientations and challenges.

SHAREHOLDER VALUE ADDED

Up 20% per year

Shareholder Value Added
Year ended October 31
(millions of dollars)

	2003	2002	2001	2000	1999	AAGR[1]
Available income	**599**	408	547	500	401	
Average common equity used	**3,624**	3,628	3,430	3,144	2,599	
Cost of capital (13%)	**471**	472	446	409	338	
Shareholder value added	**128**	(64)	101	91	63	19.4%
Stock market capitalization	**7,144**	5,366	4,616	4,727	3,378	20.6%

(1) Average annual growth rate

As the previous table shows, the Bank creates value for its shareholders. Shareholder value added (SVA) is calculated by deducting the cost of capital from available income (before goodwill charges). The cost of capital, conservatively estimated at 13%, is the minimum compensation required by the Bank's common shareholders in light of returns available elsewhere on capital markets. Value created for shareholders in 2003 was $128 million, exceeding what shareholders could have expected from investments having an equal degree of risk. SVA grew by $192 million compared to the negative SVA recorded in 2002. Over the past five years, National Bank of Canada has therefore created nearly $319 million of added value for its shareholders, for average annual growth of 19.4%. Stock market capitalization, which broke above the $7.1 billion mark as at October 31, 2003, grew at a comparable pace.

SHAREHOLDER RETURN

In line with the industry

Total Return Index
(1998 = 100)


220
200
180
160
140
120
100
80
60
1998
1999
2000
2001
2002
2003
National Bank
S&P/TSX Banks
S&P/TSX Composite

Total shareholder return consists of the return on the share price, assuming dividends are fully reinvested. After posting weaker growth than the industry from 1998 to 2001, the Bank has substantially narrowed the gap. Since 1998, the Bank's total shareholder return has been 108%. The Bank's return over five years is therefore in line with the 112% posted by the Canadian banking industry, which itself outperformed the TSX index by far (36%). From October 31, 2002 to October 31, 2003, the Bank's shareholder return was 43%, or 5 points more than the 38% recorded for all banks.

ECONOMIC ENVIRONMENT

Canada will continue to be a leader in terms of economic expansion

Economic conditions in 2003
Canada's economic performance lagged somewhat in 2003. Its growth rate can be expected to settle in the neighbourhood of 2.0%, down from 3.3% in 2002, owing mainly to difficulties in a few sectors. Airlines, hotels and restaurants were hard hit in 2003 because of the outbreak of SARS. The embargo against Canadian beef exports weakened the economies of certain regions. However, the greatest downward pressure overall came from the sharp decline in U.S. demand for our manufactured goods.

The manufacturing industry, moreover, had to contend with a soaring Canadian dollar, and manufacturers were forced to react by reducing their payroll. During the first nine months of the year, 77,700 jobs in this sector were slashed, nearly half in Quebec alone. As a result of this bloodletting, net job creation in Quebec, if any, will be negligible in 2003. Fortunately, this situation did not seem to have an overly negative impact on the morale or financial situation of households. On the contrary, personal bankruptcies in Quebec increased to a far lesser extent than in the rest of the country in 2003. Quebec experienced not only one of the largest gains in retail sales in the country, but also an even stronger year in housing starts compared to 2002.

Commercial bankruptcies, for their part, remained stable in Quebec in 2003. In fact, the Bank did not notice any increase in the risk profile of its entire portfolio of loans to small and medium-sized businesses. Large manufacturing companies, on the other hand, were primarily responsible for the higher amounts involved in commercial bankruptcies in Quebec in 2003. Conditions were particularly tough for the steel industry, which is pitted against intense foreign competition, while the aerospace industry has had to deal with weak demand (because of overcapacity in the airline industry), and paper mills have had to lower prices on their products.

The rising Canadian dollar put added pressure on the manufacturing sector, which is nevertheless in a better position today than it was at the start of the 1990s when the dollar gained 24%, from US $0.72 at the end of 1986 to US $0.89 five years later. Admittedly, the financial situation of manufacturers was precarious even then because of a low capacity utilization rate and high debt levels. Today, however, the capacity utilization rate is high and balance sheets have been thoroughly cleaned up. Some sectors, namely those that depend more on exports and tend to import fewer raw materials, are still the most vulnerable. After steel and paper producers, the most obvious sectors are wood products and furniture.

We believe that the appreciation in the Canadian dollar is not a flash in the pan. We even expect that it will reach US $0.80 within a year. The economic backdrop has never been better for our currency. In fact, Canada is the only G-7 country with a surplus in both its budget and current account. Conversely, in the United States, which has large deficits in both, the dollar could suffer as a result.

Furthermore, Canada is a net exporter of energy, a fact that is of no small importance in light of current geopolitical tensions. With economic recovery under way around the globe, commodity prices should rise, as should the currencies of commodity exporters such as Canada.

Faced with a rising dollar and the need to restore profitability, companies will have to invest to boost their productivity. At the very least, the higher value of the Canadian dollar will mean that the relative cost of investing in imported equipment will be lower here than in competing countries.

Outlook

We expect the Canadian economy to expand by 2.9% in 2004, which would position Canada second among the G-7 countries, just as in 2003, though down from its first place standing in 2002. Canada will therefore remain an economic leader in the early stages of the new millennium. This projection hinges on increased investment levels and, of course, the recovery of the U.S. economy, which should expand 4.2% in 2004. Short-term interest rates in the United States will not likely rise as a result of this growth, while in Canada, they could even be lowered as the falling prices of imports is having a beneficial effect on inflation.

However, the two sizeable deficits south of the border, combined with an improved economic outlook in other parts of the world, can be expected to exert upward pressure on U.S. bond rates. Canada's improved balance sheet should rein in the rise such that Canadian bond rates could be on a par with U.S. rates in the near future.

Implications for the Bank

In contrast to 2003, demand for commercial credit will probably increase in 2004. The Bank will watch the manufacturing sector closely. Any deterioration in the quality of the loan portfolio will be containable as long as our clients benefit from higher demand from the United States to offset the rising value of the Canadian dollar.

Furthermore, the Bank foresees sustained residential construction activity in 2004.

As a result of the stock market recovery in recent months, savers will gradually return to the stock market, either through direct stock purchases or through mutual funds. Online discount brokerage and full-service brokerage activity is already on the rise. However, most savers should continue to seek out a certain degree of security. The Bank will therefore continue to promote its line of protected capital products and to recommend financial instruments with guaranteed returns.

STAKEHOLDERS

Across-the-board performance

Although the *raison d'être* of any company is to achieve good returns for its shareholders, the performance of a bank is measured not only in financial terms, but also by its ability to meet the expectations of all parties that put their trust in the institution.

For a company such as National Bank, whose success depends on its ability to forge long-term relations with its clients, customer satisfaction is the key to continued growth and profitability. That is why the Bank has made quality service and customer satisfaction its top priorities. Each business unit and all centralized service centres have an action plan that yields quantifiable results. The level of customer satisfaction is continually tracked to evaluate efforts made and identify

areas on which the Bank must focus. For example, branch customers are regularly surveyed for their opinion on all aspects of the services we offer, from the courteousness of branch personnel, to their appreciation of automated banking machines and the quality of our advisory services.


Stakeholders
Engaged, competent personnel
Excellent shareholder return
Strong commitment to the community
Satisfied, loyal clientele

The Bank's efforts in recent years have yielded remarkable results, with an increase in the number of clients who claim to be satisfied or very satisfied with our services. This improvement can certainly be chalked up to our efforts, but it also reflects the fact that clients are quick to show their appreciation when they feel that their concerns are taken seriously and that they are being listened to.

Putting the focus on clients is also a very effective means of engaging personnel. It mobilizes everyone within the Bank, from the frontline personnel who greet clients at the branches to those who input transactions at the administrative centres. Our commitment to clients is echoed at every level in the organization. Everyone is bound by internal service agreements to meet deadlines, eliminate irritants and minimize errors while increasing productivity. Our commitment to our clients has a domino effect on the people who work behind the scenes to help the Bank to deliver superior service in every respect. Needless to say, responding promptly and ensuring total quality calls for streamlined, yet highly effective, technological processes. In the long run, such discipline translates into lower costs.

Another key factor is the competency of personnel. The Bank has focussed considerable resources and attention on developing its human capital and instilling a true culture of excellence. The criteria used in hiring personnel, appraising their performance and promoting them were honed and tightened. The progress of each unit is measured by a scorecard referred to as the "human resources certification" and has a direct influence on the bonuses paid to supervisory managers as well as customer satisfaction. Training activities offered through the Bank and through external institutions are available to and recommended for all employees. Through a partnership with the *Université du Québec à Montréal*, the National Bank University Program offers courses at the undergraduate and graduate levels. In its seven years of existence, this program has enabled nearly 5,000 Bank employees to successfully complete university courses related to their line of work. Three Bank employees have been awarded the Mercure-Pouliot bursary for an essay on managing professional ethics risks faced by financial planners at National Bank. As was the case with our emphasis on customer satisfaction—no doubt because customer satisfaction and staff competency are closely related—the results have been positive from the outset and our personnel continue to strengthen their competencies year after year.

Retaining young achievers by fast-tracking their careers, creating an environment where it is easier to reconcile work and family responsibilities and encouraging ongoing dialogue between management and employees through programs such as the Leaders' Institute are all measures the Bank has implemented to ensure it has top-calibre employees who take pride in belonging to a highly respected company.

Lastly, the Bank is dedicated to helping the communities it serves. In keeping with its own business model, the Bank is committed to listening to the needs of the community. This intimate understanding of its local market not only gives it a definite competitive advantage, but also helps it rally "movers and shakers" who can carry out important community projects.

As a financial institution, we can make a difference through the business decisions we make. Our social involvement can also be measured by the financial resources we give to the community through donations, sponsorships and fundraising. Social involvement goes well beyond relations between the Bank and society. Many Bank employees are leaders in charity organizations, represent community interests, are involved in recreational groups or support groups for people who need a helping hand. The Bank's Social Responsibility Report provides details on the social involvement of the Bank and its employees.

BUSINESS SEGMENT ANALYSIS*
BUSINESS MIX

National Bank of Canada is a well-diversified business with over half its revenues and income generated by the Personal and Commercial segment. The other two segments—Financial Markets and Wealth Management—also make significant contributions to revenues and net income. Revenue growth in 2003 did not alter the revenue structure, but the same cannot be said of income. Although the revenue structure remained essentially unchanged between 2002 and 2003, the Wealth Management segment generated a larger share of income versus 2002 (+2%). The Personal and Commercial segment generated 51% of the Bank's earnings, up 3% over 2002. Financial Markets generated more revenues and less income in 2003 than the previous year.

Business Mix(1)
Year ended October 31
(taxable equivalent basis)
(millions of dollars)


Financial Markets
Wealth Management
Personal and Commercial
3,466
3,222
644
590
3,041
3,034
27%
26%
36%
41%
40%
40%
19%
19%
13%
11%
7%
7%
54%
55%
51%
48%
53%
53%
2003
2002
2003
2002
2003
2002
Revenues
Income
Capital

(1) Excluding the "Other" heading

The breakdown of the Bank's economic capital was not modified this past year. Economic capital is allocated to business segments on the basis of their evaluated risk level. As shown in the table, the Wealth Management segment uses little capital in relation to the income it generates, giving it an exceptionally high risk-adjusted return on capital (RAROC) ratio of 35.2%, an increase of nearly 6% over fiscal 2002. This performance was achieved despite an efficiency ratio of 79.9% which, although it has improved, remains considerably higher than the 61.6% rate recorded by Personal and Commercial and the 56.6% rate in the Financial Markets segment.

Shareholder Value Added and Capital Breakdown by Business Segment
Year ended October 31
(millions of dollars)

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Net income available	**314**	269	**79**	65	**227**	234	**(21)**	(160)	**599**	408
Cost of capital	**209**	207	**29**	29	**157**	159	**76**	77	**471**	472
RAROC/ROE	**19.5 %**	16.9 %	**35.2 %**	29.5 %	**18.9 %**	19.2 %	**(3.7)%**	(27.0)%	**16.5 %**	11.3 %
Shareholder value added	**105**	62	**50**	36	**71**	76	**(98)**	(238)	**128**	(64)
Economic capital	**1,611**	1,593	**226**	220	**1,205**	1,221	**582**	594	**3,624**	3,628
Allocated to:										
Credit risk	**80.4 %**	80.8 %	**3.9 %**	5.4 %	**44.9 %**	51.6 %	**37.9 %**	43.7 %	**57.0 %**	60.3 %
Market risk	**3.1 %**	3.0 %	**2.3 %**	2.3 %	**38.1 %**	35.4 %	**49.0 %**	51.5 %	**22.1 %**	21.8 %
Operational risk	**16.5 %**	16.2 %	**93.8 %**	92.3 %	**17.0 %**	13.0 %	**13.1 %**	4.8 %	**20.9 %**	17.9 %
Efficiency ratio	**61.6 %**	62.5 %	**79.9 %**	82.8 %	**56.6 %**	50.2 %	**-**	-	**65.3 %**	65.5 %

The three business segments have very different risk profiles. Personal and Commercial draws the largest share of economic capital ($1,611 million) and is affected primarily by credit risk (80.4%) and, to a lesser degree, operational risk (16.5%). The Wealth Management segment is sensitive to operational risk (93.8%), while the Financial Markets segment, contrary to popular belief, has the most diversified risk: only 38.1% of that segment's economic capital is effectively allocated to the market, whereas 44.9% is attributable to credit activities and 17.0% to operations. Overall, the Bank made progress in diversifying its risk in 2003, reducing credit risk from 60.3% to 57.0% by allowing slightly

** The provision for credit losses for the segments is determined according to expected losses, which are established through statistical analysis. The difference between expected losses and actual losses is recorded under the "Other" heading in the segment results.*

greater exposure to market risk (from 21.8% in 2002 to 22.1% in 2003) now that a recovery is on the horizon. However, not all those risks are managed the same way. Risk management is discussed in more detail on page 57.

Every line of business added shareholder value for the Bank in 2003. Personal and Commercial contributed the most ($105 million) and recorded the strongest growth in its shareholder value added (SVA), which jumped 69% from the previous year. The Financial Markets segment generated $71 million in SVA, while Wealth Management increased its contribution by $14 million to reach $50 million. Given the excellent capitalization and strong profitability of all its business segments, the Bank does not have any specific plans to reallocate capital.

Average Assets, Risk-Weighted Assets, Average Deposits
Year ended October 31
(millions of dollars)

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Average assets	**38,679**	38,337	**665**	769	**37,819**	37,067	**(5,492)**	(6,881)	**71,671**	69,292
Risk-weighted assets	**25,222**	24,547	**659**	739	**16,020**	16,348	**(1,840)**	(2,656)	**40,061**	38,978
Average deposits	**29,359**	27,984	**1,951**	1,654	**17,416**	19,553	**(180)**	(294)	**48,546**	48,897

The Bank's average assets amounted to $71.7 billion this past year versus $69.3 billion in 2002, an increase of 3.4% with little change among the business segments. Average deposits fell 0.7% to $48.5 billion in 2003. The 4.9% and 18.0% increases in the average deposits of the Personal and Commercial segment and the Wealth Management segment between October 31, 2002 and October 31, 2003 were offset by a $2.1 billion decline (10.9%) in the Financial Markets segment. Total risk-weighted assets rose 2.8% or $1.1 billion to reach $40.1 billion at year-end owing mainly to market risk items (+$559 million), which were largely attributable to expanded trading activities. The remainder of the increase resulted chiefly from the volumes of investment account securities and growth in the mortgage loan portfolio.

PERSONAL AND COMMERCIAL

In many ways, the Personal and Commercial segment is the Bank's most important line of business since it is responsible for the Bank's traditional activities and accounts for the largest share of employees, revenues, earnings and assets. The services it provides are constantly evolving. In addition to its traditional transaction, lending and deposit-taking operations, the Personal and Commercial segment offers individuals and businesses new services such as specialized financing, virtual access, payment options, insurance and international services. As its name indicates, this segment comprises two major types of activities—Personal Banking and Commercial Banking—each with its own senior vice-president.

Personal Banking Subsegment

The mission of the Personal Banking subsegment is to offer its clients outstanding transaction, lending, credit card, insurance and investment solutions that help them to achieve their financial goals.

Personal Banking Revenues
($1,181 million)


Investing activities 12%
Transaction activities 37%
Credit activities 51%

First and foremost, Personal Banking is more than 5,400 employees who serve nearly 2.6 million clients across Canada through a network of 477 branches, over 800 banking machines and virtual service infrastructures adapted to current realities.

Most of the revenues of the Personal Banking subsegment (51%) were generated by credit activities, while 37% came from transaction activities and 12% from investing activities. Overall, revenues climbed 5% in 2003, with the strongest increase in the credit activities category, which was up 12% chiefly as a result of better spreads rather than higher volumes. The decline in transaction activities from 2002 to 2003 was prompted by narrower spreads on transaction deposits.

Revenues – Personal Banking
Year ended October 31
(taxable equivalent basis)
(millions of dollars)

	2003	2002	Change %
Transaction activities	**442**	454	(3)
Credit activities	**592**	528	12
Investing activities	**147**	138	7
Total	**1,181**	1,120	5

Transaction activities
In terms of transaction activities, the Bank is faced with a definite challenge: increase its revenue per client in a competitive environment that is both fierce and highly regulated and in a context characterized by strong consumer resistance to service charges as well as low interest rates that generate reduced spreads on deposits.

To meet this challenge, the Bank focussed on re-engineering its range of solutions. National Bank's offering has been greatly simplified and optimized and now consists of six types of accounts (Chequing, Special Project Savings, Crescendo, Strategist, Natcan Strategist and US$ Progress) and four banking packages (Accessible, Direct Access, AccessPlus and Virtuoso) that allow for a variety of service combinations covering every need, from the most economical to the most sophisticated. The average volume of transaction deposits rose 3.5%.

Transaction Deposits
(millions of dollars)


5,400
5,300
5,200
5,100
5,000
5,200
5,381
2002
2003

Transaction services have undergone a profound change in recent years with the deployment of the Internet and other electronic transaction methods. Not only has the number of transactions risen substantially (an average of 5.4% per year since 1999), there has also been a major migration of clients towards remote transaction methods. As a result, the number of transactions per quarter carried out by non-electronic means dropped from 17 million to 12 million between 1999 and 2003, while the number of electronic transactions soared to 52 million per quarter, for an average annual growth rate of 10.4%.

Transactions per Quarter
(millions)


65
60
55
50
51.6
53.0
55.4
60.1
63.7
1999
2000
2001
2002
2003

The Bank's Internet strategy therefore has to be aligned to take advantage of this trend which is likely to lower the unit cost of transactions. In 2001, we implemented an Internet strategy in order to provide clients with simplified, reliable access to our products and services. A technology infrastructure that could meet current and future needs was developed, making it possible to update the www.nbc.ca portal, among other projects. All transaction activities have been centralized on the Bank's website so that clients can do their banking online. In just a few months, the number of visitors to the Bank's site climbed by about 20%, the sale of banking products and services rose 53% and customer satisfaction neared the 100% mark. In 2003, National Bank won two major awards in the 23rd edition of the *Mercuriades* organized by the *Fédération des chambres de commerce du Québec*: first prize in the Internet Strategy category and the Bell Special Award for the use of new information technologies. In recognition of the quality of its Internet strategy, the Bank was also a finalist at the Octas Gala organized by the *Fédération de l'informatique du Québec*.

PERSONAL INTERNET BANKING SOLUTIONS IS SECURE AND LETS YOU CARRY OUT YOUR BANKING TRANSACTIONS AND MANAGE YOUR FINANCES 24/7:



- Consult a list of your past transactions (90 days)
- Consult the balance of all your accounts simultaneously
- Transfer funds between accounts
- Export data to financial planning software
- Order cheques
- Receive your bills (via webdoxs) from any of 900 suppliers and pay them online
- View the list of your past bill payments
- Transfer funds to other National Bank clients
- Obtain financial information
- Buy or sell National Bank Mutual Funds
- Apply for a mortgage or personal loan
- Make investments and manage your RRSP
- Consult the balance of your National Bank MasterCard account

The Bank's website is not the only electronic tool available to consumers. Reflecting its mission to better serve the transaction needs of its clients, the Bank also provides telephone banking services, the largest banking machine network of any bank in Quebec and access to The Exchange Network, which serves to extend the Bank's banking machine services beyond Quebec.

In the wake of this shift in transaction methods, the configuration of the Bank's branches is gradually being modified. Special attention has been paid to the branch layout to bring it in line with the new vocation which is no longer solely transaction-based and is increasingly oriented towards advisory services. A pilot project to update our outdoor signage has also been launched and the new look should be deployed in 2004.

Customer satisfaction with branch service is always at the heart of the Bank's concerns because highly satisfied clients will naturally turn to us for their credit and investment needs. The Destination Client program, which was rolled out at every level of the Bank, involved not only establishing service standards, but enhancing personnel awareness, providing training and measuring results on an ongoing basis. As a result, the number of Bank clients who said they were "very satisfied" rose 20% between 2001 and 2003. The number of clients who were not satisfied, which was already low, dropped 58% during the same period.

Customer Satisfaction in Quebec
(2001 = 100)

Clients stating they were very satisfied
Clients stating they were not satisfied


120
90
60
30
0
100
120
100
42
2001
2003
2001
2003

Credit activities

The Bank's principal activity on the credit side is mortgage lending. We offer a line of five basic fixed- or variable-rate products which are complemented by innovative features such as the Multi-Choice option used to diversify mortgage maturity dates, the revolving clause that simplifies subsequent borrowing, and the Home Warranty Program covering major repairs. In 2003, our promotional campaign focussing on a 6% cashback offer was very successful and we rolled out a new "non-negotiable" product with a term of four and a half years. The volume of five-year mortgages with a rate that varies on a monthly basis doubled in comparison to 2002.

A large-scale initiative was launched in order to maximize the mortgage renewal rate without unduly impacting profit margins. The goal is to assign 100% of our clients to Bank representatives within three years.

In addition to mortgage loans, the Bank's credit offering includes three lines of credit. The Flex Lines are designed to meet a variety of client financing needs ranging from one-time projects to large-scale undertakings such as major renovations or retirement planning.

In addition to those activities, the Personal Banking subsegment offers credit card and insurance services.



National Bank is among the leading MasterCard issuers in Canada and ranks among the 100 largest Visa and MasterCard issuers in the world according to a Nielsen report released in December 2001. The credit card unit was particularly active this past year with the introduction of two new products. The Premia card designed specifically for small businesses and self-employed entrepreneurs was launched in September. Its features include discounts for cardholders from select partners. The Platinum card, introduced in October 2003, is a premium card offering a highly flexible rewards program to earn points that can be redeemed for travel. Cardholders are free to use the travel agency and airline of their choice.

In recent years, the Bank has implemented strategies to activate its credit cards and stimulate their use. For example, credit limits have been raised in order to encourage low-risk clients to rely on their National Bank MasterCard as their primary or only credit card. These strategies have been successful, with average outstanding credit card volumes climbing 10.3% in 2003. The amounts charged to accounts, which determine what merchants pay to the card issuer, were up 5.7%. These results were achieved despite a decline in the number of active cards following the termination of certain private-label programs that no longer met our profitability criteria.

These popular credit cards and lines of credit, which are integrated with high-quality transaction solutions in our banking packages, place the Bank in a good position to take advantage of the rising demand for revolving credit. The annual growth rate for the past two years was 25% industry wide. In October 2003, revolving credit accounted for 68% of non-mortgage personal loans, up from 56% in November 2001. For the Bank, the advantage of this type of credit is that it is more profitable and more stable than instalment loans in terms of volume.

National Bank offers a broad range of insurance products through three subsidiaries: 1) National Bank Life Insurance Company, whose activities focus chiefly on insurance products related to credit instruments (credit cards, mortgages, consumer loans); 2) National Bank General Insurance, which specializes in automobile insurance; and 3) National Bank Financial Services, our brokerage that offers life insurance and investment products for individuals and businesses.

Insurance revenues were up in 2003 with much of the natural growth attributable to National Bank General Insurance—a joint venture with AXA—which generated significant profits in 2003 after only four full years of operations. This subsidiary has gained considerable market share in a short time thanks to its direct marketing strategy combining the brand awareness of the Bank in Quebec with offers for low-risk drivers. National Bank General Insurance takes advantage of a streamlined cost structure to achieve the kind of economies of scale enjoyed by major insurers.

Our efforts outside Quebec in 2003 focussed on implementing the partnership agreements concluded in 2002 and developing new agreements. Under the agreement signed in late 2002 with Investors Group, Great-West Life and London Life, delivery of the Bank's banking products was scheduled to start in June 2003. The first part of fiscal 2003 was therefore devoted to setting up the framework to enable the partner companies' approximately 7,000 advisors to distribute our products and services under their respective banners. During that intensive phase, the Bank had to manage the operations of many teams. Those efforts led to the on-time launch of the SolutionsBanking program by Investors Group. In the fall of 2003, Great-West Life and London Life also launched their banking programs based on the same elements delivered earlier in the year to Investors Group. At the same time, the Bank undertook negotiations and subsequently signed a five-year service agreement with MD Management, a subsidiary of the Canadian Medical Association specialized

in managing financial products and services for physicians and their families as well as medical students. Under the agreement, banking products from National Bank will be distributed by the group's 150 advisors. The synergies resulting from these various partnerships matched our expectations and positioned the Bank as the leading institution in manufacturing financial products for third-party distribution networks.

Investing activities

The branch network acts as distributor of a varied range of savings products that can be divided into two categories. The first category consists of term deposits in registered or non-registered form. Almost all the revenues from those products are recorded under the Personal and Commercial segment. The second category comprises investment vehicles and services that are generally manufactured by subsidiaries in the Wealth Management segment. For that product category, the branch network earns distribution commissions.

The Bank has a long tradition of innovation in deposit products. It was the first bank in Canada to launch structured GICs that guarantee the principal while allowing investors to take advantage of capital market returns. Our retail credit and investment solutions team offers other original, effective products such as the Canadian Blue Chip Portfolio-Linked Note (hailed as innovative by the Canadian Press), the Active Management GIC (with returns linked to hedge funds) and index-linked deposits whose returns are among the best in the industry.

The Strategic Portfolios from National Bank Securities and Private Investment Management from National Bank Trust are among the products manufactured by subsidiaries.

To round out their offering, the branches also distribute savings products manufactured by third parties. Fidelity mutual funds are one such example.

These products are sold and distributed by our financial services managers or personal bankers in the branches. In addition to this traditional distribution method, the products are also sold by a specialized team of financial planners grouped under National Bank Wealth Management. This group was deployed in the branch network with the goal of developing the market for savings management among high net worth clients. Compensation for members of that team is partly based on establishing and maintaining relationships with select clients and is pivotal in offering value-added wealth management advisory services to upscale client segments.

First deployed in 2001, the team of financial planners now numbers close to 300. Their role is to offer flexible, efficient financial planning services to more than 100,000 clients, meeting with them at the location of their choice when necessary. Thanks to an integrated offering of solutions, financial planners can meet the credit and transaction solution needs of their clients. Although they cannot provide advice on stock purchases, they can draw on a complete range of savings products such as the Strategic Portfolios from National Bank Securities or Private Investment Management from National Bank Trust. Clients can hold equities directly by means of the National Bank Discount Brokerage platform or by being referred to an Individual Investor Services broker at National Bank Financial. To date, financial planners are the only branch network employees remunerated on the basis of net asset inflows. This method not only favours the recruitment of new clients, but also helps maintain the special business relationship once it has been established. The experience is being monitored closely with a view to wider application.

The Bank's Investor Segments and Advisors


Young clientele
Clients in the wealth accumulation phase
Upscale clientele
Wealthy clientele
Financial services managers
Personal bankers
Financial planners
Private bankers

The results have been convincing since over 65% of Strategic Portfolio volumes are sold through this distribution channel. With each client assigned to a designated financial planner, the figures for mortgage renewals (96%) are just as revealing. In this way, the relationship provides more opportunities to both parties since long-term success presupposes a lasting relationship based on trust that enables advisors to manage their clients' emotional reactions to financial market performance in addition to managing their financial assets.

Commercial Banking Subsegment

The mission of the Commercial Banking subsegment is to offer businesses of all sizes and in all sectors the specialized products and services they need to run their operations successfully. In doing so, commercial clients can rely on the Bank's 76 commercial banking centres and its network of 477 branches. The Bank's service offering covers a broad spectrum and meets most businesses' needs through a line of specialized products. The Commercial Banking product line also comprises credit, cash management and investment products, with the latter two taking on even greater importance since 67% of our 156,000 commercial clients use only deposit products. National Bank is known as the bank most committed to the small and medium-sized enterprise (SME) market, a reputation it is proud of and intends to maintain. To emphasize this positioning, the Bank adopted and very successfully publicized the logo as the trademark for its SME operations.

In 2003, all commercial clients, including small businesses, real estate financing clients and agricultural clients, were grouped together under the Commercial Banking subsegment in order to enable us to deploy more consistent, targetted strategies to earn their trust.

This strategy is in line with the Bank's business model. More than in any other business segment, National Bank has established a dominant position in the Quebec market. Based on data from the Canadian Bankers Association, National Bank holds nearly 40% of the banking market (seven largest Canadian banks) for commercial financing in the $250,000 to $5 million range. Its share is more than double that of its closest competitor, proving without a doubt that National Bank is the partner of choice for Quebec businesses.

In addition, the Bank has carved out niche markets outside Quebec, with the largest being energy sector financing in Western Canada. Our main focus is emerging businesses in the primary sector and service entreprises in the energy industry. National Bank's original expertise in this area dates back to the 1985 acquisition of The Mercantile Bank, a very successful endeavour in terms of business development and portfolio quality. Outside Quebec, the Bank's operations are concentrated in New Brunswick and Eastern Ontario (where the Bank has long benefitted from the necessary critical mass) as well as in targetted niches, such as the agri-food industry in the Prairies and Ontario, which are served by specialized commercial banking centres.

The Bank's agricultural financing operations have grown rapidly in recent years due in part to the transfer of family farms between generations. In such cases, it is necessary to reconcile the retirement income needs of the vendors, who have most of their often considerable assets tied up in the farm, with the new generation's ability to pay. The Bank offers an array of solutions that make judicious use of government programs. These services are highly decentralized among rural communities and are provided by account managers, most of whom have an educational background in both agricultural sciences and finance.

Another high-growth sector where the Bank offers specialized services is film and television series financing. National Bank is by far the leading provider for Quebec-based productions. In addition to producers and distributors, our clientele includes post-production, special effects and equipment leasing companies, as well as studios. In this field, too, the Bank draws on its expertise in order to set up low-risk financing structures that combine our in-depth knowledge of the sector and its players with assistance from various government support programs for the industry.

Teams of Bank specialists are also involved in other fields such as franchises and major expansion or acquisition projects requiring structured financing. The Bank offers bridge financing for residential and commercial real estate projects. To minimize risks, financing is provided only to groups with proven track records, projects located in familiar markets and those backed by contractual sales commitments. Drawing on our varied and extensive expertise in this sector, we always focus on the dual goal of serving our clients well and minimizing risk.

The international component of activities is also very important. International business development managers, whose role is to advise commercial clients on export financing and international trade risk management, are located in most of the Bank's commercial banking centres across Canada. Moreover, through our NatExport and Sodex divisions, we provide factoring services for exporters.

In 2003, special attention was paid to portfolio quality. The slowdown in the U.S. economy and the rise in the Canadian dollar had a direct impact on goods-producing businesses competing with foreign companies. In contrast, businesses serving the domestic market, particularly service businesses, were not subject to the same pressure given the sustained level of household demand in Canada. All the indicators confirm that the SME sector came through the slowdown without too much difficulty. During the past year, the number of commercial bankruptcies in Quebec did not increase and there

was no deterioration in the segment's average risk rating. It is therefore not surprising that the level of net impaired loans in Commercial Banking fell from $146 million to $95 million between October 2002 and October 2003[1].

The Credit Department and Commercial Banking are working closely together in order to cut costs and processing times. They are also collaborating in updating credit approval and risk monitoring tools so that the Bank will be fully ready for the implementation of the new Basel Accord, an international treaty governing risk management for the chartered banks of the signatory countries.

In 2003, Commercial Banking revenues climbed 5% to reach $696 million. The energy portfolio showed the strongest growth, with an increase of 22%. The decline in real estate stemmed mainly from a very orderly withdrawal from discontinued operations, particularly in Ontario and the United States, in favour of residential projects with lower margins but also lower risk levels.

Revenues – Commercial Banking
Year ended October 31
(taxable equivalent basis)
(millions of dollars)

	2003	2002	Change %
Small businesses	**246**	234	5
Commercial	**414**	395	5
Energy	**22**	18	22
Real estate	**14**	15	(7)
Total	696	662	5

Monthly Volume, Commercial
(millions of dollars)


2003
2002
10,200
10,000
9,800
9,600
9,400
9,200
9,000
8,800
Nov.
Dec.
Jan.
Feb.
Mar.
Apr.
May
June
July
Aug.
Sept.
Oct.

Monthly Volume, Energy
(millions of dollars)


2003
2002
850
800
750
700
650
600
550
Nov.
Dec.
Jan.
Feb.
Mar.
Apr.
May
June
July
Aug.
Sept.
Oct.

Fiscal 2003 was also characterized by a rebound in the volume of assets. At the beginning of the year, our volumes were growing but were lower than those for the same period a year earlier. Since May 2003, however, the situation has changed, with our 2003 volumes exceeding those recorded in the corresponding months of 2002. This seems to indicate that the effects of the economic slowdown on demand for SME loans at the beginning of the millennium have already abated and that volume growth will shift into high gear as the recovery takes hold. The turnaround in energy sector loans was even more pronounced. Initially, producers used the additional proceeds generated by higher prices to strengthen their balance sheets and pay off debt. That phenomenon was temporary, however, as they subsequently turned to the banks to finance renewed spending on exploration and development. Given the tensions in the Middle East, the oil and gas sector is expected to remain very dynamic in the years to come.

---

(1) *Excluding small businesses*

Results

During fiscal 2003, the Personal and Commercial segment as a whole generated $1,877 million in revenues, up $95 million or 5% over 2002. The gain was divided fairly evenly between net interest income (5%) and other income (6%). The rise in net interest income was driven by the spread, which widened from 3.10% to 3.23% on relatively stable average assets. Strict discipline in our pricing, especially for mortgages, accounted for the improvement in the spread. The reduction in annual average assets was brought about by our voluntary withdrawal from the indirect financing market as well as weak demand for financing among SMEs.

Results by Business Segment – Personal and Commercial
Year ended October 31
(taxable equivalent basis)
(millions of dollars)

	2003	2002	Change %
Net interest income	**1,248**	1,190	5
Other income	**629**	592	6
Total revenues	**1,877**	1,782	5
Operating expenses	**1,157**	1,113	4
Contribution	**720**	669	8
Provision for credit losses	**207**	219	(5)
Income before income taxes	**513**	450	14
Income taxes	**185**	167	11
Net income	**328**	283	16
Average assets	**38,679**	38,337	1
Risk-weighted assets	**25,222**	24,547	3
Average deposits	**29,359**	27,984	5
Net impaired loans	**141**	208	(32)
Efficiency ratio	**61.6%**	62.5%	

The growth in revenues was accompanied by productivity gains, which limited the increase in operating expenses to 4%, and by a 5% decline in expected losses based on the portfolio risk profile presented under the provision for credit losses. In addition, net impaired loans fell sharply (32%), another sign of better portfolio quality, and the efficiency ratio improved significantly. As a result, the Personal and Commercial segment earned net income of $328 million, an increase of $45 million or 16% over the previous year.

Challenges and Strategies

For the Personal Banking subsegment, the major challenges will be to boost revenues by continuously improving service quality and achieving productivity gains. It will be difficult to bolster revenues from transaction activities because they are so sensitive to low short-term interest rates. Moreover, since consumers are increasingly sensitive about service charges, our room to manoeuvre is limited when it comes to other income. More extensive analysis of client segmentation will therefore be necessary in order to offer packages that meet client needs while we continue our disciplined efforts in terms of itemized pricing.

Protecting spreads and the growing role played by independent credit intermediaries are major issues addressed by the Bank in its strategy. By diversifying its market outside Quebec, the Bank will be able to generate additional volumes to compensate for the market shares it is unable to gain without lowering its prices. In this respect, distribution agreements with partners are crucial and their deployment is well under way.

It will be important to implement a genuine sales culture for savings products in the branch network in keeping with our wealth management objectives. Applying effective training and compensation policies and making major investments in technology will be essential so that the Bank can develop a better client image and more effective marketing strategies. Our distinctive expertise in savings combined with the wide-scale deployment of technological advances will enable us to adopt a much more aggressive competitive positioning in our natural market. With respect to credit cards and insurance, our growth strategy will be reinforced by the ongoing introduction of new products.

The main challenge for the Commercial Banking subsegment will be to raise profitability while maintaining portfolio quality and our position as the dominant relationship-based bank for commercial clients in Quebec. To achieve those goals, the Bank will have to enhance productivity by continuing to re-engineer operations at every stage of the service offering. This will involve greater automation of credit decisions, centralization of administrative functions and increased reliance on e-banking services. Some steps have already been completed, particularly for the Business Latitude card which meets the microcredit needs of entrepreneurs. Those clients now use our Direct.N@t SME call centre. Relationship-based services will be offered on a profitable, quasi-exclusive basis to borrowers with credit needs of $100,000 and to depositors in the same range.

One of the Commercial Banking subsegment's major objectives is to strengthen the Bank's position among depositors *in order to boost profitability and penetration in the Quebec market. We aim to ensure that our offerings are highly* competitive by taking full advantage of cutting-edge off-site services. In 2003, major progress was made in terms of functionality, and development in this area will continue.

To grow our business, we also plan to enter new specialized financing niches where we hope to reproduce the success we have achieved in the energy, motion picture and television sectors. We will go forward with our project to set up a "health services bank" with various partners in this important growth sector. Quebec will be the initial target market for this new specialized financing because of National Bank's unequalled ability to mobilize private and public partners with whom we have long-standing relationships. We also believe that specialized financing is the best approach in order to significantly expand our commercial operations on a profitable basis in markets where we have not reached critical mass, beginning with Ontario.

Commercial Banking intends to continue playing an active role in the development of other members of the National Bank family. Special emphasis will be placed on depositors in order to generate positive spin-offs for wealth management. In addition, efforts will be coordinated with National Bank Financial so that medium-sized enterprises can have direct access to capital markets. These kinds of opportunities can be found among companies in the energy sector in particular.

All these developments should further improve the quality of our service offering and enhance customer satisfaction. [illegible] wants to be the bank with solutions for SMEs. By being attentive to the needs of its clients and the community, National Bank has carved out a unique position in SME financing, a position it will continue to consolidate.

WEALTH MANAGEMENT

It should come as no surprise that the general aging of the population and the uncertain future of government pension plans are causing a shift from credit needs to savings and the management of accumulated wealth. Baby boomers are paying off their mortgages and are beginning to have significant net savings, which will need to be managed effectively. Poor stock market performances in recent years have made more than one high flyer turn cautious about holding securities directly. Rather than toiling over complex transactions, these investors expect their products to be managed by competent professionals. We believe this is the start of a noticeable trend.

Many professionals have come to the same conclusion and are seeking to position themselves to serve this market. Insurance agents, brokers, mutual fund managers and financial planners are all vying with each other to build a relationship of trust with the investor and obtain the privilege of managing most of his wealth. Given this context, the great strength of the banking industry lies in the fact that it already manages the bulk of clients' cash savings and in that it offers an expansive array of financial products and services. At National Bank, for instance, clients can count on full-service and discount brokerage services, trust services, access to professionals in all our Canadian branches, a family of more than 100 mutual funds, as well as wealth management and private banking services, to name only a few. This service offering comes with a selection of managed products manufactured by National Bank itself—a full suite of diversified and innovative investment solutions.

This segment is comprised of numerous subsidiaries whose mission is to offer our individual, self-employed and very small business clients a range of products and services designed to assist them in managing their savings and financial assets more effectively. The following table illustrates its composition.

The Wealth Management family and client strategy (1)


Institutional
Clientele
Institutions (pension plans, foundations, etc.)
Financial advisors and independent brokers
Branch clients
General public
Distribution channels
Bank network
Wealth Management
NBDB
NBF
Financial security advisors
NATCAN INVESTMENT MANAGEMENT INC.
NATIONAL BANK FINANCIAL
Correspondent Network
NATIONAL BANK SECURITIES INC.
NATIONAL BANK FINANCIAL SERVICES INC.
Role
Manufacturer and distributor
Service bureau and distributor
Manufacturer
Distributor
Description
Manager of institutional portfolios and National Bank pooled funds
Service counter for securities brokerage professionals
Designer of National Bank mutual funds
Life insurance broker
Products manufactured
Pension funds, endowment funds and other institutional funds
N/A
50 funds
Strategic Portfolios
N/A
Services offered
Investment management
Settlement and clearing service
Sales platform
National Bank banking solutions
N/A
Life insurance and investment products

(1) *Income from Wealth Management and Insurance services are included in the Personal and Commercial segment*


Primary links
Secondary links
Retail
High net worth branch clients
High net worth investors who are not branch clients
Wealth Management Bank network
Bank branches
Wealth Management Private Banking Bank network
NBF network
Altamira network Independent advisors Bank network NBDB
NATIONAL BANK DISCOUNT BROKERAGE INC.
NATIONAL BANK OF CANADA Wealth Management and Private Banking
NATIONAL BANK TRUST INC.
NATIONAL BANK FINANCIAL Individual Investor Services
Altamira
Service bureau and distributor
Designer, operator of online brokerage services
N/A
Online securities brokerage
Distributor
Team of branch advisors
N/A
In-branch financial planning
Manufacturer and distributor
Trust services
Private investment Management
Asset protection trust
Estate management
Trust services
Securities custody
Distributor
Securities broker
Canada-wide presence
N/A
Full service brokerage
Manufacturer and distributor
Mutual funds
Canada-wide presence
50 funds
Financial planning
Online brokerage

Successfully offering access to such a variety of products, services and professionals under a single banner is more than simply a question of economies of scale and diversification. Financial planning and wealth management call for a comprehensive approach matched by an offering of well-coordinated services. Very few financial institutions are able to do this as well as National Bank does in Quebec. That is one barrier we want to make insurmountable for most of our competitors.

Our wealth management strategy is firmly anchored in our branch network and our specialized distribution channels. Our branch representatives—financial services managers, personal bankers and financial planners—all play a part in marketing core products like our mutual funds and discount brokerage service. But when a client holds significant assets or demonstrates exceptional growth potential, our professional advisors at Wealth Management step in.

Our specialized distribution channels, the other key in our wealth management strategy, have the common advantage of not having to depend on the branches to acquire and serve their clients, many of whom are not involved in a traditional banking relationship. The Individual Investor Services division of National Bank Financial (NBF) and Altamira, whose activities are discussed below, are found in this category, along with our Wealth Management group. As for financial security, our subsidiary National Bank Financial Services is active in the sale of individual life insurance policies to our self-employed clients and in supplying group RRSPs (in partnership with Industrial-Alliance). This subsidiary relies on a sales force of 70 representatives.

Together, the members of National Bank's Wealth Management family oversee every aspect of personal investing as part of a coherent strategy that draws on their complementary nature and existing synergies and covers as wide a scope as possible in order to better serve target clienteles.

Assets Under Management or Administration, Revenues – Wealth Management
Year ended October 31
(taxable equivalent basis)
(millions of dollars)

	Assets under management or administration			Revenues		
	2003	2002	Change %	**2003**	2002	Change %
National Bank Financial	**38,098**	34,532	10	**408**	411	(1)
Correspondent Network	**31,434**	24,936	26			
National Bank Discount Brokerage	**7,186**	5,458	32	**37**	33	12
Securities brokerage	**76,718**	64,926	18	**445**	444	–
Natcan Investment Management	**24,541**	17,823	38	**36**	33	9
Trust services	**39,838**	40,917	(3)	**52**	50	4
National Bank Securities	**5,507**	5,160	7	**44**	44	–
Altamira	**4,527**	5,068	(11)	**61**	16	281
Mutual funds	**10,034**	10,228	(2)	**105**	60	75
Other	**4,217**	4,778	(12)	**20**	24	(17)
Gross total	**155,348**	138,672	12	**658**	611	8
Assets presented in more than one activity	**52,885**	46,168		**–**	–	
Net total (excluding deposits of individuals)	**102,463**	92,504	11	**658**	611	8

Revenues from all these units held steady or increased, except NBF[1] (-1%). Sixty-two percent of the segment's revenues or $408 million is attributable to NBF[1] operations. For its part, Altamira garnered $61 million in revenues in its first full year of operations within the National Bank group and contributed some $4.5 billion to assets. Trust services accounted for $39.8 billion in assets, down 3% from October 31, 2002, but saw its income rise $2 million (4%) during the fiscal year just ended. National Bank Discount Brokerage (NBDB) and Natcan contributed revenues of $37 million and $36 million respectively, for growth of 12% and 9% over fiscal 2002. NBDB accounts for close to $7.2 billion of the Wealth Management segment's portfolio of assets under management or administration.

(1) Including Individual Investor Services and the Correspondent Network

Securities Brokerage

Full-service brokerage

Full-service brokerage services, provided by Individual Investor Services of National Bank Financial (NBF), constitute the primary source of NBF's securities brokerage revenues. Retail brokerage services are available across Canada through a network of 96 branches and a complement of approximately 800 investment advisors. As the dominant full-service broker in Quebec, NBF has an estimated market share of 30%. The intensive recruitment of advisors in recent years has enabled the company to strengthen its presence outside Quebec. Brokerage revenues generated outside Quebec accounted for 37% of revenues in 2003. NBF's recruitment efforts are succeeding for several reasons including NBF's entrepreneurial environment, the growing reputation of the NBF brand in the Canadian market, the quality of the firm's research, and the sophisticated range of new issues and structured products available for distribution to NBF's retail client base.

The complete array of investment products and personalized advisory services available through the Individual Investor Services division are offered with a single focus in mind, namely, addressing clients' investment objectives. Investors may choose between transaction-based fee structures and comprehensive fixed fee structures, such as the Ambassador Portfolio Service. Under the Ambassador Portfolio Service, third-party specialized fund managers manage clients' assets. Through a subsidiary, NBF Financial Services, other services available include insurance and estate planning. Investment advisors work closely with banking and cash management specialists to offer investors seamless access to these products and services.

As is the case elsewhere in the organization, Individual Investor Services and the other divisions of NBF enjoy a mutually beneficial relationship. In a market that was generally characterized by caution and a wait-and-see attitude in 2003, NBF's ability to offer context-specific products was a key advantage. The Corporate Finance Group's enviable positioning with respect to income trusts, innovative structured products such as the Blue Chip GIC, and the leading role played by the bond trading desk enabled our advisors to maintain volumes given the popularity of these many products. A good indicator of this synergy is the measure of new issues as a percentage of commission revenue. In 2003, new issues generated 24% of commissions compared to 20% in 2002 and 6% in 2000.

National Bank Correspondent Network

The National Bank Correspondent Network (NBCN) division of NBF offers third-party clearing and brokerage services. More than 85 associated organizations staffed by some 5,000 financial advisors trade through NBCN for their 420,000 clients, making it Canada's leading provider of such services. The breadth of its correspondent services makes NBCN unique in Canada. For instance, the company offers accounting services, office support services and research products, while ensuring that independent advisors have access to new issues that would otherwise not be available to them.

In addition to its significant contribution to bottom and top line results, NBCN augments the performance of NBF by enabling NBF to maintain a highly competitive cost-per-trade pricing structure for capital market transactions and securities custody operations. The combined trading volume of NBCN, NBF and the Bank is among the largest in Canada. NBCN wields considerable distribution power, which has a favourable impact on NBF's equity and debt underwriting market share. NBCN serves as an additional distribution outlet for the Bank's investment and banking solutions.

Similar to the performance of the capital markets, the results for fiscal 2003 can be split into two fairly equal periods. The first half of the year proved very difficult as a result of the hangover from the financial scandals in 2002. In the latter half of the year, investor confidence was given a boost as stock markets posted solid gains. NBF's retail transaction revenues generated by Individual Investor Services and NBCN rose 15% to 25% in comparison to the same period a year earlier. For the year, revenues were down only 1% in 2003 versus 2002.

Assets under management or administration at NBF and NBCN increased 17%, from $59.5 billion to $69.5 billion. The growth rate in assets under management or administration for investors who deal directly with NBF was 10%, reaching $38.1 billion as at October 31, 2003. At NBCN, assets attributable to individual clients jumped 26% to $31.4 billion. These various growth rates resulted not only from stronger markets but also from the inflow of new funds. The fact that retail assets under management have progressed at such a steady rate during the past few years, despite particularly difficult conditions, is eloquent testimony to the value of active portfolio management and the services provided by investment advisors, who map out market-tailored strategies in line with the specific needs and goals of each investor.

Discount brokerage

National Bank Discount Brokerage (NBDB) ended its fiscal year surpassing its income objectives by 30%. Although the year got off to a difficult start with low trading volumes, the situation had stabilized by May. In this past year, assets under management finally posted strong growth, reaching $7.2 billion as at October 31, 2003. Sustained efforts to control costs together with process improvement helped to maintain the increase in operating expenses well below the level observed for income, thereby boosting productivity.

NBDB is perfectly aligned with the Bank's strategy to differentiate itself by providing quality service. In fact, for six quarters (February 2002 to July 2003), Dalbar, an independent research firm for the financial services industry, ranked NBDB first for the quality of its customer service. Investment agents' high proactivity and sound knowledge of products and financial markets are behind this success.

When the integration of Altamira Securities was finalized in September, NBDB recorded a 99% client retention rate. Keen emphasis was placed on making the integration transparent for the clients of Altamira Securities, allowing us to capitalize on the brand's prestige—part of our original acquisition strategy.

Another noteworthy achievement is the development of a corporate brokerage platform in association with National Bank Financial and the National Bank Correspondent Network. With this platform, NBDB will be able to offer its clients new functionalities superior to those of its competitors. NBDB will also distinguish itself by using voice recognition. Before the full launch, scheduled for the summer of 2004, several much-sought-after functionalities will be available. These will be rolled out as of December 2003.

Mutual Funds

The mutual fund industry became highly consolidated in 2003; in fact, the 10 largest companies now manage 70% of the industry's assets. It was in this context, with market uncertainty still looming large, that sales plummetted, as investors sought refuge in money markets and real estate. Substitutes to mutual funds, such as hedge funds, income trusts and tax shelters, also captured their attention.

While 2003 may have been a year of consolidation, it was also a rebound year. Stock markets recovered in the third quarter of 2003, marking the end of 14 consecutive negative quarters. The situation seems to have stabilized and the prospect of a market recovery, combined with generally positive economic conditions, led to increased mutual fund net sales in the fourth quarter.

National Bank Securities

Despite a year of substantial net redemptions in the mutual fund industry, National Bank Securities (NBS) posted neutral results, with negative net sales of only 0.1% of assets under management, or $6 million. By comparison, the five other major banks recorded negative net sales equal to 2.2% of their assets. Excluding money market funds intended for our institutional clientele, positive net sales were $238 million, the best performance in the industry. Long-term funds, for their part, grew 13% over fiscal 2002. Investors decided to sell their money market fund units and reinvest in long-term funds, demonstrating their confidence in a market recovery.

Launched in January 2002, Strategic Portfolios offer investors an optimum investment solution, where asset allocation is based on six investor profiles. Portfolios are automatically rebalanced every six months. As at October 31, 2003, accumulated assets in Strategic Portfolios amounted to over $780 million, or nearly one-third of National Bank's long-term funds—a progression in sales that has exceeded expectations.

Having successfully implemented its business development plan with advisors in the Bank's branch network and at National Bank Financial, in September 2003 NBS launched an outside development strategy for its family of funds. Now, in addition to being offered through the Bank's network and National Bank Financial, National Bank mutual funds can also be purchased from independent brokers. This market niche, which National Bank had previously left untapped, represents enormous growth potential.

Altamira

Our subsidiary Altamira continued its development efforts by taking full advantage of its excellent trademark and focussing its strategy on advisory services and investment solutions. On these fronts, Altamira can rely on unparalleled customer service. The Dalbar research firm ranked it first for the second consecutive year for service in English and for the fourth consecutive year for service in French.

To stress the fact that Altamira is the centrepiece for wealth management activities beyond the Quebec market, advisors were dispatched to four branches, and five other points of service are anticipated for fiscal 2004. In addition, the Altamira sales force has begun to distribute the Bank's products, notably structured investment certificates and mortgages.

Fiscal 2003 was also marked by the realization of cost synergies and the unification of fund management. In terms of synergies, substantial savings were generated from the merger of Altamira Securities with National Bank Discount Brokerage and the integration of Altamira's accounting, trust and custodial activities with those of the Bank at National Bank Trust. As for fund management unification, this was orchestrated around the merger of Altamira Management and Natcan Investment Management.

Investment Management

The year ended October 31, 2003 was very active for Natcan Investment Management, particularly because of the integration of its team of managers with Altamira's team. The year also saw the recruiting of a number of seasoned managers.

The integration, which was finalized on November 1 following Natcan's acquisition of Altamira Management Ltd., had several objectives. First, the Bank sought to strengthen the performance of the two families of funds (National Bank and Altamira funds) by entrusting portfolio management to the best resources in each organization. Second, the Bank deemed it important to review the management style of certain funds to better align them with today's financial markets and the tempered risk tolerance of many investors in recent years. Lastly, it was looking for significant cost savings from the synergies expected following the acquisition of Altamira.

Comparison of Mutual Fund Performance
Percentage in first and second quartiles

	National Bank		Altamira	
	% of funds	% of assets	% of funds	% of assets
One-year return	60%	82%	56%	52%
Three-year return	51%	78%	37%	39%

Source: GlobeHysales

As the above table shows, the recent integration has paid off: more than half of Altamira's funds and assets have achieved a one-year return as at October 31, 2003 which places them in the first and second quartiles, their performance being above average for the mutual fund industry. This ranking is remarkably better than that observed on a three-year investment horizon, for which less than 40% of the funds are in these quartiles. The objective is to swiftly elevate Altamira mutual funds to the same performance level as that of the National Bank's family of funds, for which close to 80% of assets are in funds ranked in the top two quartiles.

Natcan not only manages the mutual funds offered by the Bank and its subsidiaries, it also manages portfolios for other institutions, including the pension plans of various companies and the portfolios of many foundations and religious orders. Managed assets have grown significantly in recent years and today stand at more than $24 billion.

Trust Services

National Bank, through its subsidiary National Bank Trust, offers high value-added services to a wealthy clientele, including estate planning, financial planning and, of course, the creation and administration of trusts. Most recently, the Bank's offering of trust services was expanded to include an asset protection trust designed for executives for legal accountability purposes or for transferring a business from one generation to the next.

The trust services offered by the Bank posted excellent results with the Private Investment Management product. This discretionary management service is intended for upscale clients who, in their search for capital preservation, growth and tax effectiveness, entrust their assets to managers and experts with a disciplined investment approach who track markets and make day-to-day decisions on their behalf. This product is in line with National Bank's wealth management strategy and is one of the foundations for building its wealth management distribution network and business clientele.

During the past year, National Bank Trust significantly enhanced its service offering with the introduction of complementary securities, namely, high-yield bonds and preferred shares as well as hedge funds. Traditionally reserved for institutional clients, these instruments increase the potential return and diversification of investment strategies.

National Bank Trust has enlisted the services of Natcan Investment Management to act as advisor and lead manager. Managers with complementary styles have also been added to ensure the diversification sought by certain clients.

Results

Results by Business Segment – Wealth Management
Year ended October 31
(taxable equivalent basis)
(millions of dollars)

	2003	2002	Change %
Net interest income	**91**	89	2
Other income	**567**	522	9
Total revenues	**658**	611	8
Operating expenses	**526**	506	4
Contribution	**132**	105	26
Provision for credit losses	**–**	1	–
Income before income taxes	**132**	104	27
Income taxes	**47**	35	34
Non-controlling interest	**4**	3	33
Net income	**81**	66	23
Average assets	**665**	769	(14)
Risk-weighted assets	**659**	739	(11)
Average deposits	**1,951**	1,654	18
Efficiency ratio	**79.9%**	82.8%	

All in all, the segment had $102 billion in assets under management or administration[1] and generated net income of $81 million in 2003, a 23% increase over fiscal 2002. Revenues were up 8%, to $658 million, 86% of which comes under other income. Operating expenses rose at the rate of 4%, half as much as income, to reach $526 million for the year ended October 31, 2003, and the efficiency ratio stood at less than 80%, an improvement of 2.9 percentage points compared with October 31, 2002.

(1) *Excluding assets presented in more than one activity (an asset administered by NBS and managed by Natcan, for example)*

Challenges and Strategies

Our wealth management strategy focusses on two major challenges. First, we need to increase the share of financial assets entrusted to us by our banking clientele. Second, we must utilize specialized networks to attract new clients, particularly outside our natural market.

To make this strategy work with our banking clientele, we require high-performing investment products and the ability to sell the right products to the right clients, paying special attention to their situation as well as their preferences. We will continue to make a clear distinction between the design and sale of our products. We are convinced that managed products, such as Strategic Portfolios and Private Investment Management, are suited to a large majority of consumers because they afford an optimum mix of return, security and ease of management. We will continue to apply various techniques to promote these investment solutions, particularly by increasing the presence of our sales force in the branches.

National Bank sees its role as that of an advisor, who makes recommendations to the best of its ability and is careful to avoid imposing specific products or distribution channels on its clients. Giving pride of place to investors' choices means that all our channels must perform well; in turn, these channels will appeal to a broader spectrum of clients than the Bank's traditional client base. This is especially true for National Bank Financial and Altamira, our linchpins for acquiring clients beyond the Quebec market, which must carry out a strategy that is to some degree integrated with the Bank's strategy for its banking clientele, but also stands apart.

To ensure this strategy's effectiveness, each unit and each subsidiary is pursuing its own objectives. The trend of the last months of fiscal 2003 should provide a strong foundation for the growth of these activities.

Full-service brokerage activities at National Bank Financial are expected to generate considerably higher revenues and profits, especially as the full impact of the fixed-cost reductions introduced in 2003 are felt. The key challenge will be to take advantage of the current upturn to strengthen the client-advisor relationship. Efforts to get clients to switch to programs where fees are tied to asset volumes should also be stepped up. This approach to managing has the dual advantage of stabilizing the company's revenues and fostering greater trust between investors and their advisors. Lastly, in keeping with the strides made this past year, we will continue to capitalize on synergies with a view to offering investment solutions that are in line with the latest industry developments.

Having successfully completed the integration and streamlining phase, Altamira is now focussed on realizing its growth potential and coordinating its efforts with those of the Bank. To leverage this growth environment, Altamira will be drawing on the effectiveness of its direct distribution model and its proven ability to forge long-term relationships with clients. The Bank will work hard to make this value-added advisory expertise available to its clientele outside Quebec, which until now was rarely solicited for the sale of wealth management products. Posting advisors in the branches will be one method of providing these clients with quality service. We will continue to aim for high and sustained performance of the various funds, a key to success with direct sales of mutual funds.

At National Bank Securities (NBS), converting money market funds to Strategic Portfolios will remain an ongoing concern, but at the same time we will be diligent about ensuring the success of the new outside distribution structure, the Advisor Series, which enables independent financial advisors to sell all NBS mutual funds. This initiative was formalized by the signing of agreements with TD Waterhouse, *Avantages Services Financiers*, the PEAK Financial Group, BBA Investments, *Le Groupe financier Everest*, Desjardins Securities and other well-known brokerage firms. National Bank, which is relying on the quality customer service provided by NBS to make inroads into the independent market, has thus become one of the first financial institutions in Quebec to make its family of mutual funds available to such a large group of financial experts.

The challenges facing Wealth Management are many. First and foremost, it must continuously strive to win over share of wallet, in other words, manage a larger portion of the savings of every existing client. The selection of new clients to target is a formidable task, but databases with improved structuring will be of some help. Using this system and updated segmentation, we will be able to reach out to many more clients. Relations with the other business units of the Bank also need to be revisited, as National Bank Financial's Corporate Services and Individual Investor Services divisions are both in a position to refer valuable clienteles.

FINANCIAL MARKETS

The Financial Markets segment oversees all the brokerage and financing services which National Bank and National Bank Financial offer corporate and institutional clients, as well as the investment and trading operations carried out on the Bank's own behalf.

Revenues – Financial Markets
Year ended October 31
(taxable equivalent basis)
(millions of dollars)

	2003	2002	Change %
Institutional brokerage	**563**	553	2
Treasury	**368**	276	33
Total	**931**	829	12

In 2003, this segment recorded overall growth in income of 12%, the result of a 33% increase in revenues at Treasury and a modest 2% increase in revenues from institutional brokerage activities.

The results posted by Treasury are primarily attributable to trading operations, for which revenues were up 145%. This performance was evident across the board, with all types of activities more than doubling their income. These increases were fuelled by an upward trend in bond and stock markets, which favoured risk-taking, and the highly volatile U.S. dollar in recent months, which resulted in substantial gains on currency trading. Moreover, the Bank significantly expanded its commodities and precious metal trading activities following the addition of an expert team specialized in forest product derivatives. The diversity and strength of sources of growth in 2003 and the quality of our trading teams, both at Treasury and National Bank Financial, are further proof of this segment's ability to make a significant contribution to the Bank's results year after year.

Revenue Breakdown – Financial Markets
Year ended October 31
(taxable equivalent basis)
(millions of dollars)

	2003	2002	Change %
Interest rate	**131**	64	105
Equities	**145**	63	130
Commodity, precious metal and currency contracts	**96**	25	284
Trading revenues	**372**	152	145
Banking services	**169**	199	(15)
Capital market fees	**232**	221	5
Asset/liability management	**80**	111	(28)
Gains on investment securities	**27**	57	(53)
Other(1)	**51**	89	(43)
Total	**931**	829	12

(1) Primarily net interest income

In contrast, conditions in 2003 were much less favourable for asset and liability management activities than in 2002, when interest rates—especially short-term rates—had been low. Consequently, the Bank's gains on investments were down, both for exchange-traded securities and risk capital investments.

National Bank Financial is one of the top six securities brokerage firms in Canada, and the undisputed industry leader in Quebec. Since 2002, it has also provided banking services geared to private and public sector corporations so as to present an integrated service offering to these clients, who are very active on capital markets. National Bank Financial has succeeded in carving out enviable niches in the Canadian market and has been a dominant player, for over a decade, in the market for government bonds, particularly at the provincial and municipal levels. In recent years, National Bank Financial has also been one of the leading issuers of income trusts, a market that is currently booming.

One of the main strengths of this subsidiary is its exceptional distribution capacity, which greatly enhances its underwriting services, be it for debt or equity securities. In terms of its Individual Investor Services, National Bank Financial boasts

an extensive network of full-service brokers in Canada, and indirectly serves an additional 420,000 clients through its Correspondent Network. Institutional investors, for their part, are served by the Institutional and Corporate Services division's fixed-income and equities trading desks. This extensive sales network is ably supported by a research department that consistently ranks among the best in the country.

Like retail brokerage services, whose results were discussed in the Wealth Management section, 2003 was not an easy year for Institutional and Corporate Services at National Bank Financial and for the industry as a whole. A sluggish North American economy, jittery stockholders and the drop in business investments all had an adverse effect on corporate financing revenues. This weak demand for financing also resulted in a 30% decline in loan and acceptance volumes with private and public sector corporations.

Assets – Corporate Financing
(billions of dollars)


6.0
5.5
5.0
4.5
4.0
3.5
Nov. 2001
Feb.
May
Aug.
Nov.
Feb.
May
Aug.
Oct. 2003

By contrast, the bond market was extremely active as lower interest rates prompted businesses to look to it rather than banks or the stock market for financing, at least in the first half of the year. This strong demand and the quest for absolute returns led to narrower risk premiums on the bond market. These factors created an extremely favourable environment for fixed-income operations, translating into a 29% year-over-year increase in revenues, some of which was attributable to the mandates obtained by National Bank Financial to manage provincial bonds for Nova Scotia and Manitoba.

Insofar as Putnam Lovell specializes in providing merger and acquisition advisory services to financial institutions, a sector which was particularly hard hit in 2003, the results of this newly acquired subsidiary fell short of expectations. However, aggressive measures were immediately taken, including scaling back the New York institutional equities desk and cutting costs by an additional $25 million throughout the firm. The full impact of these measures will be felt in 2004.

The Bank's Treasury is responsible for managing most of the Bank's own operations as well as hedging operations for clients. These activities include financing the Bank, managing liquid assets, investing, trading on currency and derivative markets, asset/liability management and overseeing external traders. In most of the markets on which it is active, Treasury trades for both client accounts and the Bank's own account, on an equal basis.

Treasury has some 20 profit centres, which reflects the diversity of its operations. The purpose of this diversification is twofold: to maintain leading-edge expertise in the various markets, and to minimize the capital needed by diversifying product and market risks to the Bank's advantage. As financial markets offer different opportunities depending on the stage of the economic cycle and the specific features of each instrument, the results generated by each particular revenue stream can vary quite widely. The management style used by the Bank allows it to seize these opportunities as they arise, to allocate capital accordingly and thereby minimize the overall volatility of results despite the volatility inherent in each market.

By actively managing the capital allocated to the various trading desks and closely monitoring risks and positions, we can take full advantage of market upswings and quickly withdraw during market downturns. In this way, we keep the volatility of results asymmetrical, with occasional peaks in an otherwise steady continuum of positive results, much of which come from third-party transactions with minimal risk for the Bank. The key is to apply the latest expertise to complex markets in such a way as to take quick preventive action in the event of losses, while allowing gains to accrue.

At National Bank, the Financial Markets segment is closely tied to operations through its sophisticated products—not only those traditionally reserved for institutions, but also those offered to individual clients. Our hedge fund-linked notes are a prime example, the hedge fund being supported by an external traders program. Traders are selected based on their management style and performance record to obtain a return that is not closely pegged to stock and bond markets. This diversified product is all the more attractive as the capital is guaranteed by the Bank. Therefore, the Bank can create value at every stage of the process, from the selection and follow-up of managers and the structuring of returns to the development and distribution of the product, which is geared to both our branches' and our brokers' clients.

Results

Results by Sector of Activity – Financial Markets
Year ended October 31
(taxable equivalent basis)
(millions of dollars)

	2003	2002	Change %
Net interest income	**186**	321	(42)
Other income	**745**	508	47
Total revenues	**931**	829	12
Operating expenses	**527**	416	27
Contribution	**404**	413	(2)
Provision for credit losses	**39**	39	–
Income before income taxes	**365**	374	(2)
Income taxes	**130**	133	(2)
Net income	**235**	241	(2)
Average assets	**37,819**	37,067	2
Risk-weighted assets	**16,020**	16,348	(2)
Average deposits	**17,416**	19,553	(11)
Net impaired loans	**107**	36	197
Efficiency ratio	**56.6%**	50.2%	

Despite higher revenues, the Financial Markets segment recorded slightly lower net income, which declined 2% from $241 million to $235 million. Productivity was down owing to a 27% increase in costs, attributable mainly to variable compensation and the inclusion of one full year of expenses at Putnam Lovell. Despite a $71 million increase in net impaired loans due to a few accounts, the provision for credit losses, based on the loss experience for a full economic cycle, held steady at $39 million.

Challenges and Strategies

National Bank Financial has acquired the necessary means to become one of Canada's leading brokerage firms. Top-calibre personnel has been recruited in recent years, not just in Toronto and Montreal, but in Western Canada as well. In terms of expenses, the $25 million in savings to be generated by the measures introduced in the summer and our withdrawal from unprofitable business lines should boost productivity in 2004. With respect to revenues, the situation improved dramatically in the second half of 2003, both in terms of fee income and the number of equity financing or M&A mandates. Should capital markets continue trending upward, National Bank Financial should post even stronger profits.

Treasury, for its part, pursued its diversification strategy. New activities, such as credit derivatives, have been added, but not before carefully examining every aspect of the risks involved. Management of third-party funds should grow in importance as individual investors return to capital markets. We have noticed increasing demand for products with absolute returns, i.e., where the main risk factors are covered so that the product is unlikely to yield negative returns. The Bank intends to remain a front-runner in the development and marketing of such products.

INSTITUTIONAL AND CORPORATE FINANCING ACTIVITIES AT NATIONAL BANK FINANCIAL

Corporate financing

Mission
Offer private and public corporations a comprehensive range of banking services, merger and acquisition advisory services and capital market financing.

Positioning
- Ranked among the top players in Canada
- The main business bank among corporations and governments in Quebec
- Active internationally in merger and acquisition advisory services within the financial sector via Putnam Lovell
- Highest participation rate among syndicates for new share issues in 2003

Fixed income

Mission
Manage and distribute new issues and actively participate in Canada's secondary bond market and the money market through offices in Montreal, Toronto, Vancouver, New York and London.

Positioning
- One of the key players in Canada
- Ranked first for municipal bonds
- Ranked first for provincial bonds

INSTITUTIONAL AND CORPORATE FINANCING ACTIVITIES AT NATIONAL BANK FINANCIAL (cont.)

Institutional equities	Mission *Distribute new issues and actively participate in the secondary equities market for institutional investors.* Positioning · Recognized for the quality of its research team
Market maker	Mission Participate directly and actively in the secondary equities and derivatives market on Canadian exchanges. Positioning · Largest market maker in Canada · Dominates the Montreal Exchange derivatives market
Research	Mission Track changes in markets, industries and businesses with a view to formulating investment strategies, supporting income producers and guiding investors. Positioning · Ranked among the best teams in Canada for the quality of its research and investment ideas · Highest ratio of star analysts

OTHER

The "Other" heading presents data on securitization operations, gains on the sale of activities, discontinued operations and non-recurring items such as the revaluation of investments. It includes revenues and expenses that are not allocated to any one specific segment. Net interest income was negative because it included interest paid to third parties on securitization operations, whereas a gain at the time of the transaction and subsequent management fees were posted to other income.

Results by Sector of Activity – Other
Year ended October 31
(taxable equivalent basis)
(millions of dollars)

	2003	2002
Net interest income	**(159)**	(127)
Other income	**152**	19
Total revenues	**(7)**	(108)
Operating expenses	**49**	5
Contribution	**(56)**	(113)
Provision for credit losses	**(69)**	231
Income before income taxes	**13**	(344)
Income taxes	**12**	(99)
Non-controlling interest	**23**	27
Discontinued operations	**2**	111
Net income	**(20)**	(161)
Average assets	**(5,492)**	(6,881)
Risk-weighted assets	**(1,840)**	(2,656)
Average deposits	**(180)**	(294)
Net impaired loans	**(402)**	(403)

For fiscal 2003, the net loss for the "Other" heading was $20 million as against a net loss of $161 million in 2002. Total revenues were $101 million higher mainly because of an impairment charge on an investment recorded last year. The favourable $300 million variance in the provision for credit losses was primarily due to the revision of the estimated allowance of $185 million recorded in 2002, $120 million in losses for the telecommunications sector, the $30 million reduction in the general allowance for credit risk and the difference between the expected losses charged to the business units and the actual losses incurred. These favourable variances were offset in part by the $111 million net gain recorded in 2002 under "Discontinued operations" generated by the sale of U.S. asset-based lending operations.

FINANCIAL ANALYSIS
ANALYSIS OF CONSOLIDATED INCOME

Revenues

Revenues on a taxable equivalent basis for fiscal 2003 totalled $3,459 million, up $345 million or 11%. Other income accounted for 61% of total revenues in 2003, compared to 53% in fiscal 2002. The increase in the proportion of other income is chiefly attributable to the strong performance of trading activities in 2003, as well as the impairment charge recorded on an investment in 2002.

Year ended October 31
(taxable equivalent basis)
(millions of dollars)

	2003	2002	Change %
Net interest income			
Personal and Commercial	**1,248**	1,190	5
Wealth Management	**91**	89	2
Financial Markets	**186**	321	(42)
Other	**(159)**	(127)	(25)
	1,366	1,473	(7)
Other income	**2,093**	1,641	28
Total revenues	**3,459**	3,114	11
Other income as a % of total revenues	**61%**	53%	
Average assets	**71,671**	69,292	
Interest margin	**1.91%**	2.13%	

Net interest income

For fiscal 2003, net interest income was $1,366 million, versus $1,473 million in the previous year. The Personal and Commercial segment recorded net interest income of $1,248 million, a 5% increase, primarily because of an improved interest margin, which rose from 3.10% of average assets in 2002 to 3.23% in 2003. The interest margin on loans and term deposits improved in 2003, while the prevailing low interest rate environment substantially narrowed the interest margin on transaction deposits. In the Financial Markets segment, net interest income was down $135 million to $186 million due to the cost of financing trading account securities and interest on index-linked deposits, while revenues from these activities are generally recorded in other income. For the "Other" heading, net interest income declined $32 million as a result of securitizations and reduced income on capital not allocated to business units as a result of the normal course issuer bid for the repurchase of shares.

Other income

Totalling $2,093 million in 2003, other income was up 28% or $452 million over the previous year.

Year ended October 31
(taxable equivalent basis)
(millions of dollars)

	2003	2002	Change %
Capital market fees	**544**	539	1
Trading revenues	**381**	123	210
Gains (losses) on investment account securities	**1**	(98)	–
Lending and deposit fees	**505**	477	6
Securitization revenues	**204**	204	–
Trust services and mutual funds	**210**	160	31
Foreign exchange revenues	**66**	67	(1)
Other	**182**	169	8
Other income	**2,093**	1,641	28
Trading revenues			
Net interest income	**3**	51	
Other income	**381**	123	
	384	174	121

Capital market fees, at $544 million in 2003, or one-quarter of other income, were stable compared to the previous year. The uncertainty prevailing on stock markets at the start of the year dampened the enthusiasm of individual investors, who cut back on the number of their trades. The stock market recovery at the end of the fiscal year, especially during the fourth quarter, resulted in renewed investor interest that translated into higher revenues for both full-service and online brokerage.

Furthermore, the Bank capitalized on market opportunities to significantly increase its revenues from trading activities. As a result, total trading revenues, including net interest income, amounted to $384 million in 2003, a jump of 121% over the $174 million recorded in 2002.

For the year ended October 31, 2003, the Bank posted a $99 million increase in gains on securities, notably due to a $137 million loss recorded in 2002 on the revaluation of an investment.

Lending fees, including credit service revenues, and deposit fees grew 6% in 2003 to total $505 million. This increase was chiefly due to insurance product revenues and commercial lending fees.

Finally, trust service and mutual fund revenues rose 31% on account of the contribution resulting from the acquisition of mutual fund manager and distributor Altamira in the fourth quarter of 2002.

Operating Expenses

Operating expenses for fiscal 2003 were $2,259 million, as against $2,040 million in 2002, an increase of $219 million or 11%. Operating expenses for 2003 included expenses for one full year of operations at Putnam Lovell and Altamira, both of which were acquired during the previous fiscal year. If the additional operating expenses of approximately $83 million attributable to these acquisitions were excluded, expenses would have increased 7% in 2003. Nearly one-quarter of the remaining increase resulted from the rise in variable compensation at Treasury due to substantial revenue growth.

Year ended October 31 *(millions of dollars)*	2003	2002	Change %
Salaries and staff benefits	**1,287**	1,147	12
Occupancy costs, computers and equipment	**504**	496	2
Professional fees	**112**	99	13
Other expenses	**356**	298	19
Operating expenses	**2,259**	2,040	11
Efficiency ratio	**65.3%**	62.8%(1)	

(1) Excluding the impairment charge taken on an investment in 2002

The efficiency ratio went from 62.8% in 2002 to 65.3% for the year ended October 31, 2003.

Representing 57% of total operating expenses, salaries and staff benefits were $1,287 million for fiscal 2003, up 12% over 2002. Of the $140 million increase compared to the previous year, 40% was attributable to salary expense stemming from the acquisitions and approximately 20% to the increase in variable compensation as a result of revenue growth. The balance of the increase can be traced to the annual salary adjustment and the higher cost of staff benefits, notably pension plan expense, which was $14 million higher than in 2002, totalling $32 million in 2003.

Occupancy costs, computers and equipment, amounting to $504 million in 2003, were up only 2% over the previous year. Given that the companies acquired in 2002 added $13 million, occupancy costs, computers and equipment for the Bank's other activities were down slightly. Professional fees were up 13% to $112 million. Almost half of the increase was derived from the addition of the companies acquired in 2002 for one full year. The balance was primarily attributable to fees related to partnership programs. Aside from an additional $12 million related to the 2002 acquisitions, the $58 million increase in other operating expenses was due primarily to an additional provision for the Gold credit card promotional program and an increase in the capital tax.

Provision for Credit Losses

The Bank recorded a significant drop in its provision for credit losses for fiscal 2003. In 2002, credit losses stood at $490 million. This exceptionally high level was chiefly owing to a $185 million charge justified by the revaluation of portfolios of impaired loans to individuals, small business and commercial loans, but also by losses of $120 million related to corporate loans in the telecommunications sector. Finally, the increase in the "Other" heading was caused by the reversal of $30 million from the general allowance for credit risk in 2002. For fiscal 2003, credit losses were down 64% to $177 million, and represented no more than 0.45% of average loans and acceptances, versus 1.28% for the previous fiscal year.

Year ended October 31
(millions of dollars)

	2003	2002	Change %
Individuals and small business	**61**	186	(67)
Commercial and real estate	**53**	174	(70)
Corporate	**64**	173	(63)
Other	**(1)**	(43)	
Provision for credit losses	**177**	490	(64)
As a percentage of average loans and acceptances	**0.45%**	1.28%	

Income Taxes

Note 16 to the consolidated financial statements on page 106 gives a breakdown of the Bank's income taxes. Income taxes in 2003 were $277 million, for an effective tax rate of 30.0%, compared to 30.1% for the previous year.

Discontinued Operations

The heading "Discontinued operations" includes net income from the commercial lending activities in the United States sold in January 2002. For fiscal 2002, a $111 million gain was recognized; the finalizing of the sale of these operations generated a $2 million gain for fiscal 2003.

ANALYSIS OF CONSOLIDATED BALANCE SHEET

The Bank's total assets were up $7.8 billion or 10% to $82.4 billion as at October 31, 2003, compared to $74.6 billion at the end of the previous year.

As at October 31
(billions of dollars)

	2003	2002	Change %
Assets			
Cash resources	**7.1**	6.9	3
Securities	**26.2**	20.1	30
Loans	**42.3**	40.8	4
Acceptances	**3.3**	3.0	10
Other	**3.5**	3.8	(8)
	82.4	74.6	10
Liabilities and shareholders' equity			
Deposits	**51.5**	51.7	–
Acceptances	**3.3**	3.0	10
Other	**21.6**	13.9	55
Subordinated debentures	**1.5**	1.6	(6)
Non-controlling interest	**0.4**	0.5	(20)
Shareholders' equity	**4.1**	3.9	5
	82.4	74.6	10

Cash Resources

Cash resources, comprised primarily of deposits with financial institutions, were $7.1 billion as at October 31, 2003 compared to $6.9 billion a year earlier, or growth of 3%. A description of the Bank's liquidity management practices is presented on page 61 of the Annual Report.

Securities

Representing close to one-third of total assets, securities amounted to $26.2 billion as at October 31, 2003, for a 12-month increase of $6.1 billion or 30%. Investment account securities, i.e., those generally held long term, represented $7.0 billion as at October 31, 2003, up 2% since the previous fiscal year-end. Trading account securities posted the largest increase during fiscal 2003, reaching $19.2 billion at the end of the year, versus $13.2 billion a year earlier, for 45% growth. Well-managed trading activities are increasingly being seen as a value driver. The Bank ensures that its trading activities are diversified, while capitalizing on the potential of specialized niches. The Bank's market risk management policies are described on page 59 of the Annual Report.

Loans and Acceptances

Loans and acceptances represent the largest category of assets at the Bank, accounting for 55% of total assets. As at October 31, 2003, the $45.6 billion of loans and acceptances were up 4% over the same date a year earlier.

Representing 31% of loans and acceptances, residential mortgage loans grew 9% to total $14.0 billion as at October 31, 2003, compared to $12.9 billion a year earlier. Almost 55% of this increase was attributable to more sustained activity on the housing market, especially in Quebec. The remainder of the increase was due to a lower volume of securitized mortgages compared to 2002.

Personal loans and credit card receivables totalled $6.1 billion at the end of fiscal 2003, compared to $5.6 billion a year earlier. Credit card receivables, at $1.5 billion before securitization, were up 10% over October 31, 2002, and consumer loans, at $4.9 billion before securitization, were up 3% from the previous year, in spite of the Bank's withdrawal from the indirect consumer loan niche. Excluding this last type of loan, consumer loans would have grown by 8%.

Loans and acceptances to business and government accounted for nearly half of loans and acceptances as at October 31, 2003. At $21.6 billion, they were down $1.3 billion, primarily due to corporate loans and acceptances. Table 10 on page 71 shows that loans are well diversified by type of industry. The breakdown of loans by industry is substantially unchanged, except for manufacturing loans, which accounted for 7.6% of all loans as at September 30, 2003, compared to 12.2% as at the same date in 2002.

Finally, securities purchased under reverse repurchase agreements were up sharply by $1.6 billion to total $4.0 billion as at October 31, 2003. Although they are part of loans, these assets are comparable to liquid securities.

Net impaired loans

Net of specific and general allowances, impaired loans were negative $154 million as at October 31, 2003, compared to a negative balance of $159 million as at October 31, 2002, a slight 3% increase.

As at October 31
(millions of dollars)

	2003	2002	Change %
Individuals	**17**	38	(55)
Small businesses	**29**	24	21
Individuals and small businesses	**46**	62	(26)
Commercial	**68**	99	(31)
Real estate	**27**	47	(43)
Business	**95**	146	(35)
Corporate	**107**	36	197
Other	**3**	2	50
Impaired loans, net	**251**	246	2
General allowance	**(405)**	(405)	–
Impaired loans, net of specific and general allowances	**(154)**	(159)	3

Gross private impaired loans totalled $454 million as at October 31, 2003, representing 13% of tangible capital and allowances, as against 14% a year earlier.

Net impaired loans declined 26% in the individuals and small business segments to $46 million at year-end. Impaired commercial loans stood at $68 million, a 31% decrease from 2002. Net impaired loans in the real estate segment were down 43% to $27 million. These reductions are indicative of good financial health among individuals and businesses and the prudence of the Bank's policy of limiting its loans to the real estate segment.

Net impaired loans tripled in the corporate segment to $107 million as at October 31, 2003, mainly because of a few accounts in the steel sector.

A detailed description of risk management practices is presented on page 57 of the Annual Report.

Other Assets

Other assets, at $3.5 billion as at October 31, 2003, were down 8% from the corresponding date in 2002. The decrease is the result of the planned sale of the remainder of U.S. commercial loans that had been classified as assets held for disposal.

Deposits

Deposits, which totalled $51.5 billion as at October 31, 2003, were relatively stable compared to the previous year. Personal deposits, which represented 46% of total deposits, were up 4% to $23.5 billion. A breakdown of total personal savings appears on page 51 of the Annual Report.

Commercial deposits have risen 9% since October 31, 2002 to $15.5 billion. During the year, the Bank made efforts to enhance its service to exclusive commercial depositors in order to grow deposit volumes.

The increase in personal and commercial deposits was offset by a decrease in purchased funds.

Other Liabilities

Comprised chiefly of commitments related to securities sold short and securities sold under repurchase agreements, other liabilities were up $7.7 billion compared to year-end 2002 to $21.6 billion as at October 31, 2003. The increase is attributable to trading activities.

Subordinated Debentures and Non-Controlling Interest

No subordinated debentures matured during fiscal 2003; the fluctuation in the balance as at October 31, 2003 was derived only from the change in the foreign currency translation rate.

Non-controlling interest is composed primarily of US $300 million in preferred shares issued by a wholly owned subsidiary of the Bank. The decline in the Canadian dollar balance, from $486 million as at October 31, 2002 to $398 million as at October 31, 2003, can essentially be traced to the appreciation of the Canadian dollar.

Shareholders' Equity

As at October 31, 2003, shareholders' equity totalled $4.1 billion, compared to $3.9 billion a year earlier. The components of shareholders' equity are provided in the Consolidated Statement of Changes in Shareholders' Equity, which appears on page 84 of the Annual Report.

During fiscal 2003, the Bank repurchased 9.1 million of its common shares under a normal course issuer bid at a cost of $298 million, $82 million of which was applied against capital stock, with the remaining $216 million allocated to retained earnings. In addition, on May 15, 2003, the Bank redeemed all of its Series 12 preferred shares for $125 million.

These reductions in shareholders' equity were partially offset by the issuance of $200 million of Series 15 preferred shares, as well as by the net contribution from the year's income, less dividends on preferred and common shares.

Regulatory Capital

The Tier 1 and total capital ratios calculated according to the standards of the Bank for International Settlements and the Superintendent of Financial Institutions Canada were 9.6% and 13.4% respectively as at October 31, 2003, versus 9.6% and 13.6% as at October 31, 2002. During fiscal 2003, risk-weighted assets varied little on account of weak growth in commercial loans, especially corporate loans. Furthermore, the increase in regulatory capital attributable to available net income for the year was reduced in large part by the common share repurchase program and the lower value of innovative instruments once translated into Canadian dollars.

Capital management standards and procedures are explained in more detail on pages 63 and 64 of the Annual Report.

ANALYSIS OF OFF-BALANCE SHEET ITEMS

In addition to the assets and liabilities that appear on the balance sheet, the Bank manages assets for its clients that are not recorded on the balance sheet. These off-balance sheet items include derivatives and other instruments for the purpose of risk management and efficient use of capital.

Assets Under Administration and Assets Under Management

Table 9 on page 71 of the Annual Report illustrates assets under administration and under management. As at October 31, 2003, these items totalled $155 billion, for a one-year $17 billion increase.

Client assets administered by the brokerage subsidiary National Bank Financial posted the largest gains, accounting for $10 billion of the $17 billion growth. The rest of the increase was mainly attributable to the fact that Natcan Investment Management now manages some of the Altamira mutual funds.

As part of its wealth management market strategy, the Bank aims to increase the amount of savings it administers for these clients. At the end of fiscal 2003, savings administered were up $6.8 billion to total $75 billion.

As at October 31 *(billions of dollars)*	2003	2002	Change %
Deposits	**23.5**	22.6	4
Full-service brokerage	**35.8**	32.3	11
Mutual funds	**7.6**	7.2	6
Online brokerage	**6.2**	4.6	35
Other	**1.9**	1.5	27
Total savings	**75.0**	68.2	10

The assets of National Bank Financial clients accounted for almost half of the savings administered by the Bank, and bank deposits, one third. The stock market recovery during the second half of the year and the drop in interest rates explain the growth in savings entrusted to the Bank.

Special Purpose Entities

The Bank uses special purpose entities chiefly to securitize financial assets in order to obtain funding, reduce credit risk and manage capital. From time to time, the Bank acts as an intermediary for clients who want to use special purpose entities to securitize their financial assets.

The Canadian Institute of Chartered Accountants issued a guideline concerning variable interest entities (AcG-15) which will take effect, for the Bank, at the beginning of fiscal 2005. The Bank is currently assessing the impact of this guideline on its consolidated financial statements.

National Bank's securitization programs
Securitization involves selling receivables to a trust, which funds the purchase by issuing term bonds or commercial paper. Sales of receivables are most often accompanied by a credit enhancement, so that the bonds or commercial

paper benefit from higher credit ratings. This enhancement takes the form of first loss protection at the expense of the party selling the receivables, and second loss protection assumed by a third party. First loss protection usually includes two elements: first, the excess interest, i.e., the difference between interest received on the debt and interest due to investors plus expenses related to the securitization program in question; second, an escrow account deposit. Second loss protection may be assumed directly by a loan guarantor, or indirectly by a subordinate class.

Securitization programs often feature interest exchange agreements and liquidity guarantee arrangements in order to guarantee, respectively, interest payments and payment of principal to investors. It should be noted that in Canada, liquidity guarantees, which are always an integral part of commercial paper programs, do not offer protection against credit risk for the underlying receivables; these liquidity guarantees can be invoked only if, following a disruption of financial markets, the trust that issued the commercial paper cannot meet principal maturities through new commercial paper issues. The seller of the receivables is frequently the administrator as well.

Asset securitization at National Bank

National Bank has set up four securitization programs for its own assets: Canadian Credit Card Trust, Vision Trust, Motion Trust and DPL Trust. The Bank also participates in two CMHC securitization programs: NHA Mortgage-Backed Securities and Canada Mortgage Bonds. These programs exist to provide funding, transfer risk and manage capital.

In all the securitization programs for its own assets, National Bank acts as the servicer of the receivables sold and, if necessary, also provides first loss protection. Furthermore, it also administers the securitization programs and ensures that all related procedures are carefully followed, and that investors are paid according to the provisions of these programs. Depending on the program, the Bank may also be asked to act as counterparty in interest exchange agreements and liquidity guarantee arrangements.

A detailed description of the asset securitization programs of National Bank is given below.

Securitization of credit card receivables

As at October 31, 2003, National Bank had sold to Canadian Credit Card Trust ("CCCT") a credit card receivables portfolio representing receivables outstanding of $1.4 billion, of which $1.1 billion was financed by the issue of three certificates sold to third parties and $0.3 billion through the participation of National Bank.

National Bank provides first loss protection, consisting of two elements: interest spread and an escrow account deposit. Second loss protection in this instance takes the form of a guarantee offered by a third party and corresponds to 5% of the amount of the certificates or $55 million. This securitization program does not feature interest exchange agreements or liquidity guarantee arrangements.

Securitization of uninsured mortgage loans on residential properties with five or more units

The Bank has securitized a portfolio of uninsured mortgage loans on residential properties with five or more units. This commercial paper program, in the name of Vision Trust, represented outstandings of $443 million as at October 31, 2003. First loss protection, which is provided by National Bank, includes the net interest spread (1.05% of commercial paper outstanding) and an escrow account deposit. The guarantor of second loss protection is at risk to the extent of 8.15% of commercial paper outstanding.

This program features liquidity guarantee arrangements and an interest exchange agreement for which National Bank assumes 75% and 100% respectively of the inherent risks.

Securitization of consumer loans

National Bank has set up two securitization programs for its consumer loans: Motion Trust and DPL Trust, totalling $145 million and $515 million respectively as at October 31, 2003.

Motion Trust, which pools indirect automobile loans, is a commercial paper program in which first loss protection takes the form of excess interest (2%) and an escrow account deposit. A subordinate class (3%) sold to third parties provides second loss protection. This program features both a liquidity guarantee arrangement and an interest exchange agreement assumed by National Bank to the extent of 75% in the first instance and 100% in the second.

The three series of certificates issued by DPL Trust are backed by a portfolio of direct consumer loans. For each senior certificate in a given series, there is a junior certificate subordinate to it that represents 3% of the senior certificate. In addition, the first loss protection takes the form of an interest spread (3%) and an escrow account deposit. An interest exchange agreement, assumed by National Bank, completes the program.

NHA Mortgage-Backed Securities and Canada Mortgage Bond programs

The Bank participates in the NHA Mortgage-Backed Securities (NHA-MBS) program and, since its inception in June 2001, has participated in the Canada Mortgage Bond (CMB) program. Under the CMB program, lenders sell NHA securities to Canada Housing Trust (CHT), which finances the purchase through the issue of mortgage bonds guaranteed by Canada Mortgage and Housing Corporation (CMHC). Moreover, these mortgage bonds feature an interest exchange agreement under which a CMHC-certified counterparty pays CHT the interest due to investors and receives interest on the NHA securities.

As at October 31, 2003, NHA securities outstanding issued by National Bank and sold to third parties totalled $3 billion. Furthermore, the Bank is the counterparty for the interest exchange agreements for the NHA securities sold to CHT that arise from National Bank mortgage loans.

The NHA-MBS program and the Canada Mortgage Bond program do not use liquidity guarantee arrangements. Finally, in conformity with the NHA securities program, National Bank advances the funds required to cover late payments and eventually obtains reimbursement, as the case may be, from CMHC or GE Capital depending on which entity insured the loan in default.

Impact of securitization programs on regulatory capital ratios

Since NHA mortgages have a weighting factor of 0% and substantially all of the NHA securities issued by the Bank are backed by CMHC-insured mortgages, it follows that the sale of NHA-MBS issued by the Bank has no impact on the Bank's risk-weighted assets and, consequently, on regulatory capital ratios. However, the CCCT, Vision Trust, Motion Trust and DPL Trust programs have an impact on the Bank's capital ratios, since the underlying assets have a weighting factor of 100%.

CRITICAL ACCOUNTING POLICIES

A summary of the significant accounting policies used by the Bank is presented in Note 1 to the consolidated financial statements on page 86 of the Annual Report. Certain of these accounting policies are considered critical because they are important to the presentation of the Bank's financial condition and operating results, and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. Change in these judgments and estimates could have a material impact on the financial statements of the Bank. The Bank's critical accounting policies are listed below.

Allowance for Credit Losses

The allowance for credit losses reflects Management's best estimate as at the balance sheet date of probable credit-related losses in balance sheet and off-balance sheet financial instruments, primarily loans, deposits with other banks, loan substitute securities, derivative products, acceptances and other indirect credit commitments such as letters of credit and letters of guarantee. Management reviews portfolio credit quality on an ongoing basis to ensure the adequacy of the allowance for credit losses.

In assessing the adequacy of the allowance for credit losses, Management must use its judgment in establishing reasonable assumptions and subjective and significant estimates concerning the probability of default, probable losses in the event of default, the amount at risk in the event of default, the amount and dates of future cash flows, the value of the underlying security, and realization costs. Any changes in these estimates and assumptions, as well as the use of different, but equally reasonable, estimates and assumptions may have an impact on the allowance for credit losses and consequently on the provision for credit losses for the year.

A detailed description of the methods used to calculate the allowance for credit losses can be found in Note 1 to the consolidated financial statements on page 87.

Fair Value of Financial Instruments

The Bank records trading securities and derivative financial instruments held for trading at fair value. Any changes in fair value are recognized in income under "Trading revenues". Fair value represents the amount at which a financial instrument could be exchanged in an arm's length transaction between willing parties who are under no compulsion to act, based on quoted market prices. If market prices are not available, fair value is determined using estimates. The valuation techniques used to make these estimates incorporate current market prices, the contractual prices of the underlying instruments, the time value of money, yield curves and volatility factors. If necessary, fair value is adjusted to take market, model and credit risks into account, as well as the related costs. Because of the role of judgment in estimating fair value amounts, fair values are not necessarily comparable between financial institutions and may not be indicative of net realizable value. Further information on determining fair value is presented in Note 22 to the consolidated financial statements on page 115.

Valuation of Investment Account Securities

Under Canadian generally accepted accounting principles, investment account equity securities are recorded at acquisition cost if the Bank does not have a significant influence, while debt securities are stated at unamortized acquisition cost. When an investment account security experiences an other-than-temporary impairment in value, its carrying value must be written down to its net realizable value. Determining whether or not there has been an other-than-temporary impairment in value and establishing the net realizable value require judgment and estimates. Management examines the value of investment account securities on an ongoing basis in order to determine whether the securities have experienced an other-than-temporary impairment. This examination includes an analysis of the facts specific to each investment and an assessment of expected future returns.

As part of this exercise, Management assesses a variety of factors that could be indicative of an other-than-temporary impairment in value. These include the carrying value of the security being less than its market value for a prolonged period; substantial losses by the investee in the prior year or previous few years; continued losses by the investee for the previous few years; a suspension of trading for the security; liquidity and going concern problems of the investee; and fair value being less than carrying value. When Management determines that a security has experienced an other-than-temporary impairment, it must form a judgment as to the estimated net realizable value.

Any change in the judgment used to identify securities that have experienced an other-than-temporary impairment and in estimating realizable value could have an impact on the amount of losses recognized.

Securitization

Securitization is a process by which the Bank sells receivables to a trust, which funds the purchase by issuing term bonds or commercial paper to investors.

Securitization operations are recorded as sales when the Bank surrenders control over the receivables sold, and receives a consideration other than a beneficial interest in these assets. Additional details on the Bank's securitization operations can be found in Note 3 to the consolidated financial statements, page 92, and in the section of the Annual Report dealing with special purpose entities on page 51.

To calculate the gain or loss on securitization operations, the previous carrying value must be allocated between the assets sold and retained interests based on their relative fair value at the date of transfer. Since quoted market prices are not available for retained interests, the Bank estimates fair value based on the present value of estimated expected cash flows. The Bank therefore must use estimates and assumptions mainly for expected credit losses, payment rates, discount rates and the excess spread. The use of different estimates and assumptions could have a material impact on results.

Goodwill and Other Intangible Assets

Under Canadian generally accepted accounting principles, goodwill and other intangible assets with an indefinite life are tested periodically for impairment to ensure that their fair value remains greater than or equal to their carrying value. The fair value of goodwill and intangible assets with an indefinite life is obtained using valuation models. These models take a number of factors into account, such as projected future cash flows and discount rates. The use of different estimates and assumptions in applying the impairment tests for goodwill and intangible assets with an indefinite life could have a material impact on results.

Pension Plans and Other Employee Future Benefits

The Bank's obligation under pension plans and other employee future benefits as well as the related expenses requires the use of actuarial valuations and assumptions. The material assumptions used to calculate these amounts include the discount rates for obligations related to pension benefits and other employee future benefits, long-term return on pension plan assets, the rate of compensation increase, mortality rates, the rate of employee turnover and general changes in health care costs. The use of different assumptions could have a material impact on the accrued benefit asset (liability) and on expenses related to pension plans and other employee future benefits.

Additional information on the Bank's pension plans and other employee future benefits is contained in Note 13 to the consolidated financial statements on page 101.

Income Taxes

The Bank formulates assumptions to estimate income tax expense as well as future income tax assets and liabilities. This process includes estimating the actual amount of income taxes payable and evaluating tax loss carry-forwards and temporary differences as a result of differences between the value of the items reported for accounting and for income tax purposes. Future income tax assets and liabilities are calculated according to the tax rates to be applied in future periods. Previously recorded future income tax assets and liabilities must be adjusted when the expected date of the future event is revised based on current information. The Bank periodically evaluates future income tax assets for recoverability. In the Bank's opinion, based on current evidence, it is more likely than not that all future income tax assets will be realized prior to their expiration.

FINANCIAL DISCLOSURE

In July 2002, in order to restore investor confidence in financial markets, the U.S. legislature passed the *Sarbanes-Oxley Act*, followed by the related regulations. The U.S. subsidiaries NB Capital Corporation and NB Finance Limited, which are subject to these statutes and regulations, were in compliance with all requirements of the Act and related regulations.

In April 2003, the adoption of Bill 198 by the Ontario Legislative Assembly granted additional powers to the Ontario Securities Commission and will make it easier for investors to take companies to court for misleading or incomplete disclosures. Based on the U.S. legislation, in June 2003, most Canadian securities commissions proposed new regulations also aimed at ensuring enhanced financial disclosure.

The Canadian regulations provide for increased responsibilities for the audit committees of listed companies to ensure the independence of external auditors. For this reason, audit committees will be responsible for awarding engagements to external auditors. Furthermore, the chief executive officer and chief financial officer must attest to the quality of the financial information disclosed and to the efficiency of the financial reporting internal control structure and procedures.

In order to satisfy regulatory requirements, the Bank set up a project team in February 2003, which has undertaken the following work:

- Creation of a disclosure committee at the Bank and a separate disclosure committee for subsidiaries subject to U.S. law
- Creation of an internal certification procedure for all persons involved in the preparation of financial information
- Review of the Bank's disclosure policy
- Review of the guidelines for awarding engagements to the external auditors
- Planning the work to document the internal control structure

In 2004, the Bank will finish documenting the financial disclosure internal control structure.

STRUCTURE OF THE BANK

Board of Directors

The Board of Directors oversees the management of the Bank. Its role is to protect the assets of the Bank and to ensure its viability, profitability and development. It is assisted in this by three committees, the Audit and Risk Management Committee, the Conduct Review and Corporate Governance Committee, and the Human Resources Committee.

In particular, the Board oversees the implementation of prudent and effective control measures to assess and manage risks, reviews the Bank's business objectives and approves strategies to achieve them, ensures that the necessary financial and human resources are in place, and assesses Management's performance. The Board also determines the values and standards required to fully meet the Bank's obligations to its shareholders, clients and employees.

Audit and Risk Management Committee of the Board

The Audit and Risk Management Committee assists the Board of Directors by reviewing the financial statements, financial reporting processes, internal controls, audit processes and management information systems in order to determine their integrity and effectiveness. In addition, it acts as an intermediary between the Board of Directors and independent functions such as internal and external audits, and the corporate compliance function. It also conducts a detailed review of the Bank's risk management and the control methods used therefor.

The Committee oversees the implementation of policies and mechanisms that will ensure effective internal control, and manages the external audit process. It also determines whether the Bank and its subsidiaries comply with applicable regulations and reviews the attestations and reports of compliance with the standards of sound business and financial practices, as well as any other reports that may be required by regulatory authorities.

Conduct Review and Corporate Governance Committee of the Board

The Conduct Review and Corporate Governance Committee assists the Board of Directors by overseeing the implementation of corporate governance rules, procedures and policies, ensuring compliance with the Code of Professional Conduct and monitoring transactions between related parties.

The Conduct Review and Corporate Governance Committee establishes and regularly reviews the composition and mandate of each committee of the Board, of the Board itself, and of the Chairman of the Board. It also has the mandate to periodically review the report on corporate governance to be submitted to shareholders, the share ownership guidelines, the criteria and procedures regarding the selection and succession of Directors, conflicts of interest, the size of the Board of Directors and policies regarding the duration of mandates. The Committee assesses the performance and effectiveness of the Board and its committees, and reviews the orientation and education programs for new Directors.

The Committee ensures that proper mechanisms exist to disclose information to clients, and supervises the application of procedures for reviewing complaints of clients who have obtained products or services in Canada.

Human Resources Committee of the Board

The Human Resources Committee assists the Board of Directors by reviewing and approving the Bank's practices and policies with respect to human resources.

The Committee annually reviews the Bank's salary policy and its approach to total compensation and other employment conditions. It ensures that there is a human resources management program in place that includes, among other things, a recruiting process and a succession plan, the allocation of decision-making power, the separation of incompatible functional responsibilities and a program for communicating with employees, as well as the means to effectively supervise them.

The Committee annually evaluates the performance of officers and the prudence with which executive officers manage the Bank's activities and the risks to which it is exposed. It reviews Directors' profiles, the competencies required and the management succession plan of the Bank and its subsidiaries. Lastly, it reviews and approves the mandate of the Retirement Committee, annually receives and examines reports on the decisions of that Committee, the financial situation, the returns on the pension plans and the return of the pool fund.

Executive Committee

The Executive Committee, consisting of the President and Chief Executive Officer and the officers responsible for the Bank's major lines of business, has the mandate to define the culture and philosophy of the Bank, to approve and pursue

the strategic initiatives of the Bank group as a whole, to manage the succession process, and to ensure a balance between employee engagement on the one hand and the satisfaction of both clients and shareholders on the other.

The Committee works as a team in carrying out its responsibilities, thereby ensuring consistency while sharing information and knowledge among the Bank's business units.

RISK MANAGEMENT

The Bank has developed a management framework to identify, measure and monitor the various risks inherent in its business activities. This risk management framework has been developed so that a rigorous, judicious culture underlies decision making and ensures an appropriate risk-return balance. The management framework has also been developed so that operational business decisions comply with the target degree of tolerance established by the organization while optimizing overall shareholder return.

Competent, experienced risk management professionals, acting independently or in co-operation with the business units according to risk category, also contribute to sound risk management. These professionals foster a strong corporate culture by emphasizing rigorous control processes and measures. They apply risk management standards and use proven management processes and models to ensure insightful decision making.

The risk management framework is built into a governance model that ensures general and direct management of the various aspects of risk.

Risk Governance

To convey the institution's risk culture and optimize shareholder return, risk governance is based on a set of components and an operational structure organized as follows:


Board of Directors
Audit and Risk Management Committee
Internal Audit
Compliance
Credit Committee
Market Risk Management Committee
Operational Risk Management Committee
New Products Committee
NBF Risk Management Committee

Heading the risk management structure at National Bank is the Board of Directors, which is responsible for establishing risk management policies. The Board delegates a portion of its responsibilities in this regard to the Audit and Risk Management Committee, which recommends policies and, once they are adopted, oversees their application. Moreover, this Committee makes all exceptional risk-related decisions. The Audit and Risk Management Committee is assisted by Internal Audit, Compliance and three committees, the Credit Committee, the Market Risk Management Committee and the Operational Risk Management Committee, all of which are composed of members of Management. Internal Audit, whose Senior Vice-President reports directly to the Audit and Risk Management Committee, provides an independent and objective assessment of the effectiveness of processes, policies, procedures and control measures implemented by managers. Moreover, Internal Audit recommends solutions designed to improve the effectiveness of the risk management, internal control and operating activities of the Bank and its subsidiaries.

Global Risk Management

Global risk management entails establishing, developing and maintaining effective processes and models to ensure uniform and stringent treatment of risk. Processes are re-evaluated periodically; risk models are evaluated separately.

ECONOMIC CAPITAL CONSTITUTES A DYNAMIC MEASURE OF RISK THAT PERMITS A COMPARISON OF DIFFERENT ACTIVITIES AND RISK CATEGORIES. IT FORMS THE BASIS OF RISK-ALIGNED CAPITAL MANAGEMENT AND IS USED TO ASSIGN A CAPITAL COST TO THE RELATIVE RISK OF THE VARIOUS BUSINESS SEGMENTS.

In its operations, the Bank is exposed to four main risk categories: credit risk, market risk, liquidity risk and operational risk. Global risk management therefore includes assessment of the possible consequences of each risk and establishment of policies and processes to effectively reduce the incidence of each risk. Global risk management converges toward a unique measure, i.e., economic capital, which defines the ultimate risk that the Bank must support in its business activities.

Credit Risk

The Bank is exposed to credit risk in its lending activities and operations, which involve settlements between the Bank and counterparties. These activities and operations include direct loans, commitments to extend credit, risk of non-settlement, derivative transactions, and securities held for extended periods.

The Bank supervises and manages credit risk at every level of the organization using an advanced management process governing activities associated with credit risk, namely:

- A prudent credit-approval process based on policies governing the philosophy, principles and conduct of lending operations
- An advanced process establishing limits and monitoring, ranging from the policy on maximum credit per borrower group to sector limits for credit commitments
- A credit committee that supervises and approves credit

An efficient lending process has long been in place at the Bank. This process requires competent, experienced lenders, a transparent line authority structure, a high degree of personal accountability, account monitoring, and dynamic portfolio management. Credit decisions are made on a case-by-case basis by the various risk management authorities and Management, at the level corresponding to the size and the degree of risk inherent in the transaction. Decisions are based on client creditworthiness, available security and compliance of the transaction with standards and procedures as well as the Bank's overall risk-adjusted return objective.

CREDIT RISK IS THE POSSIBILITY OF FINANCIAL LOSS SHOULD A BORROWER OR COUNTERPARTY FAIL TO HONOUR ITS OBLIGATIONS.

Establishment of limits
Credit risk governance policies ensure credit risk is diversified. The degree of portfolio diversification is achieved by applying and monitoring limits according to country risk, sector risk, single-holder risk and transaction risk. The Audit and Risk Management Committee of the Board of Directors reviews the limits at least once a year. The Bank's credit risk governance structure ensures that these limits are respected and that any exception is detected and rapidly reported so it can be resolved effectively.

Standards and procedures
To manage credit risk, each year the Board of Directors adopts, on the recommendation of the Audit and Risk Management Committee, a comprehensive policy that defines the main standards, procedures and control methods for credit granted by the Bank. The policy is applied by the Bank's Credit Committee, which is chaired by the Senior Vice-President – Risk Management. The Credit Committee's decisions are supported by sector analyses performed by the Bank's economists and Risk Management group. The credit policy established by the Board of Directors and the administrative measures adopted by the various units of the Bank in applying the policy define acceptable risk, portfolio diversification criteria, economic and geographic sector-specific constraints, as well as allocation and authorization line levels. All standards and policies are reviewed by the Audit and Risk Management Committee. The higher the credit amount or risk, the higher the authorization line level within the Bank's structure. Exceptionally, decisions may even be referred to the Board of Directors. In addition, specific standards apply to individuals or companies related to the Bank.

When an application for credit is made to the Bank, it is subject to a procedure that becomes increasingly rigorous depending on the amount requested or the degree of risk of the sector, region or borrower. Once the application is made in due form and after the required information and documents have been provided, it is analyzed according to a sophisticated credit scoring system. The decision to approve credit is made by a credit officer or by the Bank's Credit Committee. Any deviation from the procedure must be submitted to the Audit and Risk Management Committee.

Credits and borrowers are continuously monitored according to the degree of risk they represent. Ongoing analyses attempt to foresee potential problems in an industry or region or with a borrower before these become apparent in the form of past due payments. Any loan on which interest is in arrears for 90 days or more is classified as impaired and a loss provision must be taken for it. Moreover, loans that are not past due but where repayment of principal or interest is not reasonably assured are also deemed impaired. The Bank's policies set out detailed provisioning criteria and, where required, write-off criteria for irrecoverable debts. The credit policies also define recovery practices, the intent of which is to minimize losses by recovering the largest possible portion of the amounts owing. A team of internal auditors ensures the standards are respected at all times.

Credit risk assessment models
The Bank assesses credit risk using various models adapted to portfolio type. In all cases, the risk correlation is a key piece of information and enters into the estimate of the risk of the various credit portfolios. Expected and unexpected losses are calculated for major transactions and for all portfolios that involve credit risk. These estimates are used to forecast in part loss provisions and the level of the general allowance for credit risk. Expected and unexpected losses are based on experience, portfolio monitoring, market data and statistical modelling. The material factors are:

- Probability of default
- Outstanding credit at the time of default
- Potential loss in the event of default
- Impact of economic and sector cycles on asset quality

Expected and unexpected losses enter into the estimate of economic capital for each of the Bank's relevant business segments. Measures of credit-related economic capital, like all measures of risk capital, are based on a 99.95% confidence interval over a one-year holding period.

The Bank also carries out stress tests to gauge, as a function of specific shocks, the amount of economic capital that would be required in adverse situations. These sensitivity tests show, in a crisis, the degree of solvency that is closely related to the amount of capital needed to absorb the resulting potential losses. Credit risk modelling and quantification result in improved internal risk management since they broaden risk oversight.

Market Risk

Market risk is the risk of financial loss incurred by the Bank as a result of unfavourable changes in underlying market factors, including interest rates, foreign exchange rates, equity prices, commodity prices and credit.

Consequently, market risk is inextricably linked with the Bank's participation on financial markets, in both its trading operations and asset/liability management. The Bank considers market risk management a fundamental skill, the objective of which is not to neutralize market risk but rather to maximize the risk-return trade-off within carefully defined limits.

Standards, procedures and controls
On the recommendation of its Audit and Risk Management Committee, the Bank's Board of Directors has adopted detailed policies and limits for managing the four components of market risk: interest rate risk, foreign exchange risk, equity risk and commodity risk. The policies adopted by the Board of Directors establish standards, procedures and controls aimed at optimizing the risk-return trade-off and ensuring oversight of financial transactions.

The Audit and Risk Management Committee oversees the Market Risk Management Committee, which heads the risk management structure for the entire Financial Markets segment. The New Products Committee and the Risk Management Committee of National Bank Financial also report to it. The Market Risk Management Committee plays a key role in establishing market risk policies and practices, including risk assessment, maximum limits, simulation and oversight processes, as well as operational compliance with Bank policies.

The Risk Management Group is an independent team that is responsible for day-to-day monitoring of market risk exposure, including ensuring that maximum limits and authorization procedures are respected. The Group also develops risk measurement procedures and models used for simulations.

Value-at-Risk

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in the Bank's financial market activities. The VaR measure is based on a 99% confidence level, which is an estimate of the maximum potential trading loss in 99 out of 100 days, or to put it another way, actual losses will probably exceed VaR on only one day out of 100. VaR is calculated on an ongoing basis for the major categories of financial instruments (including derivatives) and the Bank's aggregate portfolio. Insofar as is possible, it ensures that trading and investment decisions do not entail risks that exceed pre-set limits. The computerized VaR calculation model is based on two years of historical data.

Outstanding value at risk in comparison with established limits is monitored regularly for each product, portfolio and business unit, as well as by type of activity: trading, investment and asset/liability management. As a result, risk management of structural interest rates (management of asset and liability maturities) has a VaR limit approved by the Board of Directors. Moreover, the Bank has an overall limit, covering all its market-related operations. Other limits complement VaR to control associated residual risks, primarily concentration, volatility and liquidity.

Stress tests and sensitivity analyses

The VaR model simulates losses in a market situation similar to that observed from historical data. To simulate the impact of improbable events, the Bank also runs stress tests, exploring events such as the stock market crash of 1987, and performs sensitivity analyses related to wide market movements, for interest rates, prices and currencies. Stress tests are established jointly by the Risk Management Group and line managers and are reviewed regularly to reflect changes in market conditions, new products and trading strategies. Each day the Bank performs more than 80 scenarios and analyses, and all financial market-related activities are covered. Maximum potential loss limits have been approved by the Board for stress tests and sensitivity analyses.

Trading activities

The Bank maintains trading portfolios for market-making, arbitrage for its own account, liquidity for its institutional clients and the sale of financial products.

The following table shows the VaR distribution of the trading portfolios by risk category while demonstrating the diversification effect. During the year, the Bank created two separate risk categories—for equity securities and for commodities.

Trading Activities[1]
(millions of dollars)
Overall VaR by Risk Category

				2003				2002
	At end	High	Average	Low	At end	High	Average	Low
Interest rate	(4)	(5)	(4)	(2)	(3)	(5)	(3)	(1)
Foreign exchange	(1)	(2)	(1)	-	–	(3)	(1)	–
Equity and commodities	-	-	-	-	(1)	(3)	(2)	(1)
Equity	(2)	(5)	(2)	(1)	–	–	–	–
Commodity contracts	-	(1)	-	-	–	–	–	–
Correlation effect[2]	3	7	3	-	1	5	2	–
Overall VaR	(4)	(6)	(4)	(3)	(3)	(6)	(4)	(2)

(1) Amounts are shown before income taxes and represent daily VaR
(2) The correlation effect results from diversification by risk type

Allocation of trading revenues by risk type is as follows:

Trading Revenues
(taxable equivalent basis)
(millions of dollars)

	2003	2002
Financial markets		
Interest rate	**131**	64
Equity	**145**	63
Commodities and foreign exchange	**96**	25
	372	152
Other segments	**12**	22
Total	**384**	174

Trading revenues generated by Financial Markets stood at $372 million, up $220 million, as a result of the favourable bond and stock markets. In addition, the volatility of the U.S. dollar and opportunities on commodities-linked contracts also helped push up trading revenues.

Backtesting

The following chart gives the results of backtesting, which each day compares the VaR projected by the Bank's simulations with the theoretical revenues obtained. This type of testing, done on a daily basis, validates the usefulness and integrity of the VaR model used to estimate the maximum risk of market losses.

Backtesting
(millions of dollars)


Total theoretical results
Global VaR
8
6
4
2
0
(2)
(4)
(6)
(8)
Nov. 02
Feb. 03
May 03
Aug. 03
Oct. 03

Interest rate risk in asset/liability management

Managing assets (investments, including loans) and liabilities (debt, including deposits) exposes the Bank to interest rate risk. Interest rate fluctuations give rise to changes in interest income and interest expense. Although these changes move in the same direction, the impact of their relative weighting on net interest income and the economic value of shareholders' equity will be favourable or unfavourable. The extent of the impact depends on several factors, including asset and liability matching and the interest rate curve. Assets and liabilities are managed in such a way as to optimize the impact of fluctuations in interest rates as a function of projected rate movements.

The Bank's Treasury is responsible for managing assets and liabilities in accordance with policies adopted by the Board of Directors and overseen by the Audit and Risk Management Committee. The Market Risk Management Committee works closely with Treasury in this activity. Simulations are carried out regularly to assess the impact of various scenarios on net interest income and the economic value of shareholders' equity and to provide guidance for the management of the assets and liabilities portfolio.

Interest Rate Sensitivity
As at October 31
(millions of dollars)

	2003
100 basis point increase in interest rates	
Impact on net interest income	**(11)**
Impact on shareholders' equity	**(67)**

Liquidity Risk

Objective

The objective of the Bank's liquidity management is to honour daily cash outflow commitments and to avoid having to purchase funds rapidly, possibly at an excessively high premium, or having to sell readily traded securities. Liquidity risk arises from two sources: mismatched cash flows related to assets and liabilities; and liquidity risk due to the characteristics of certain products, such as credit commitments and demand deposits.

The Bank therefore strives constantly to spread the maturities of its deposit liabilities, to maintain diversified sources of liabilities and to hold sufficient liquid assets. It maintains constant contact with institutional and corporate depositors to ensure diverse sources of funds.

Policy

The Bank has a liquidity management and funding policy and has prepared a contingency plan in the event of a liquidity or funding crisis. The policy establishes ratios and limits to restrict the Bank's dependence on any particular depositor or to avoid an undue concentration of deposits from a single depositor. In this way, the concentration of purchased funds (wholesale market) is limited to a percentage of total deposits, and a maximum amount per depositor is established. Any amount over and above these limits reduces the liquidity ratios. Similarly, the Bank regularly assesses its survival period and measures the liquidity of its assets in relation to a predetermined liquidation horizon. The policy is approved by the Board of Directors on the recommendation of the Audit and Risk Management Committee.

Responsibilities
The President – Financial Markets, Treasury and Investment Bank is responsible for overseeing the liquidity management and funding policy. Treasury assumes daily responsibility for managing liquid assets and ensures compliance with ratios and limits. Similarly, Treasury co-ordinates funding for all of the Bank's centres abroad.

The Audit and Risk Management Committee is informed regularly of the liquidity situation at the Bank.

Contingency plan
The Bank has also put in place a liquidity contingency plan, which sets out the steps to be taken in a crisis. The Bank has adopted mitigation strategies that can be applied in a crisis, has defined the responsibilities of senior management and has established the procedures to be applied by the Bank in assessing its liquidity needs. The Liquidity Crisis Committee is mandated by the Board to assume day-to-day management of the Bank in a liquidity crisis.

The scenarios and types of crises are reviewed and updated annually to take into account the Bank's new products and operations.

Operational Risk

Operational risk is the potential loss resulting from inadequacy or breakdown related to processes, technology or human performance, or external events.

For instance, fraud or unauthorized activities, system outages, human error, non-compliance with legal, regulatory or contractual requirements, lawsuits involving clients and property damage are events likely to give rise to financial loss or other inconvenience for the Bank, including damage to its reputation.

While operational risk can never be fully eliminated, it must be managed in a disciplined, transparent manner to keep it at an acceptable level. To that end, the Bank is implementing a management framework that includes a governance model as well as standards and procedures to identify, measure and monitor operational risk.

Governance
Policies
The Bank's governance model includes a policy, approved by the Board of Directors, that applies to the Bank and its subsidiaries and sets out the operational risk management framework as well as the responsibilities of the various parties in this area.

In addition, support units, such as Human Resources, Finance and Information Technology, are developing other specific policies and standards.

Responsibilities of parties
- The Bank's business units are responsible for the daily management of the operational risk to which they are exposed and must allocate resources for that purpose. They have introduced a process for identifying and monitoring operational losses and in 2004 will implement a program for self-assessment of risks and controls.

- The central operational risk unit develops standards and procedures used to identify, measure and monitor operational risk. It provides support and assistance to the business units for implementation of and compliance with these standards and procedures. Finally, it gathers and compiles information on the business units' level of risk and reports on this matter.

- The Operational Risk Management Committee approves the relevant standards and procedures, co-ordinates implementation of the management framework, oversees and monitors the Bank's level of operational risk, and reports to the Board on such matters.

- Finally, the Internal Audit Department and the Compliance Department give the Board of Directors assurance on the measurement of the quality and effectiveness of the internal controls put in place by the business units.

Standards and procedures used to identify, measure and monitor operational risk
Guidelines
The business units must draw on a set of guidelines for sound operational risk management, including the following:
- Competent, well-trained personnel
- Segregation of incompatible duties and delegation of decision-making authority
- Monitoring of technology development and information security
- A planning process for resumption of activities in the event of business interruption
- Identification and assessment of risks created by the introduction of new products

Self-assessment of risks and controls

A methodology for self-assessment of risks and controls is currently being deployed. Using this methodology, each business unit can identify the most significant operational risks to which it is exposed, assess and document the corresponding control environment and establish residual risk, i.e., that which remains after the control environment has been taken into account. Action plans are then developed to establish an acceptable level for residual risks deemed too high.

Operational losses database

A process to identify operational risk has been implemented across the Bank and its subsidiaries. The data collected include type and amount of each loss, as well as a description of the triggering events, so as to provide a better understanding of the causes of such losses and to establish mitigation strategies. The central operational risk unit uses a centralized database to carry out segment or consolidated analyses. No material loss of this kind occurred during the year.

Regulatory capital

Pursuant to the Basel Accord, the Bank intends to qualify for the standardized approach when operational risk is included in the regulatory capital standards in 2006.

Initiatives in progress

The Bank carefully monitors development of the financial industry's operational risk practices and plans initiatives to ensure proactive management of operational risk, such as implementation of risk indicators and establishment of operational risk management committees within its business units.

Compliance

The Bank's Compliance Department is an independent function that:

- Establishes policies and procedures to ensure regulatory requirements are respected in all jurisdictions where the Bank carries on business
- Oversees the Bank's compliance with policies and procedures
- Refers matters involving compliance to the Bank's Board of Directors

The managers of the business units are responsible for putting in place daily mechanisms to control legal and regulatory risks arising from the operations under their responsibility. The Compliance Department exercises independent oversight to assist managers in managing these risks effectively.

This control framework comprises the following elements:

- Identification of laws that impose compliance requirements, namely, those laws that oblige the Bank to take certain measures or to act or to carry out activities in a specific manner
- Evaluation of significant compliance requirements
- Identification of the business units affected by compliance requirements
- Communication of compliance requirements to managers of the business units so that they can manage legal and regulatory risks effectively
- Oversight of compliance with policies and procedures
- Reporting, on an annual basis, to the Audit and Risk Management Committee of the Board on the major results of compliance oversight

The Compliance Department has authorities under which it may communicate directly with the officers and directors of the Bank and its subsidiaries, obtain unrestricted access to files, reports, records and data, and require employees of all the entities in the National Bank group to provide the information deemed necessary for effective oversight. Its Vice-President has direct access to the Chair of the Audit and Risk Management Committee as well as to the President and Chief Executive Officer.

CAPITAL MANAGEMENT

Structure

As with risk management, the Bank's capital management structure is headed by the Board of Directors, which establishes its capital management policies. The Board delegates certain responsibilities to the Audit and Risk Management Committee, which recommends capital management policies and oversees their application. The Audit and Risk Management Committee is assisted by the Capital Management Committee and the Capital and Balance Sheet Management unit. The Capital Management Committee, whose Chair is the Senior Vice-President – Finance, Technology & Corporate Affairs, consists of managers from the Bank's main business segments as well as representatives from Finance and Risk Management. The Capital and Balance Sheet Management unit, which provides reports to the Capital Management Committee, ensures that the Bank continues to have a solid capital structure and supervises the use of capital for the Bank as a whole.

Standards, Procedures and Controls

Capital management strives to balance the need to maintain capital ratios that meet the requirements of a well-capitalized financial institution, as defined by the Superintendent of Financial Institutions Canada, with the need to offer the Bank's shareholders a competitive return.

Each year the Board of Directors, on the recommendation of the Audit and Risk Management Committee, approves a comprehensive capital management policy as well as the Bank's capital plan. The capital management policy sets out the principles and practices that the Bank incorporates into its capital management strategy as well as the basic criteria that it adopts to ensure it has adequate capital at all times and prudently manages its future capital requirements. The capital plan establishes operational targets and takes into account the forecast levels for risk-adjusted assets. Moreover, the capital plan analyzes the various actions the Bank can take to improve capital management. To do so, the Bank manages the issuance and redemption of capital securities and subordinated debt securities to structure its capital in the most effective way possible.

The Capital Management Committee meets once a month and reviews the regulatory capital ratios as well as events that could affect capital management. Moreover, a quarterly compliance report on regulatory capital ratios is submitted to the Audit and Risk Management Committee. Finally, the team of internal auditors and the Bank's Compliance Department ensure that regulatory capital standards are respected.

Capital Management Activities in 2003

In fiscal 2003, the Bank carried out the following operations in applying the capital management policy and the annual capital plan: it repurchased 9.1 million common shares, redeemed the Series 12 preferred shares, issued Series 15 preferred shares and increased the quarterly dividend.

Economic Capital and Available Capital

Economic capital represents an estimate of the amount of equity capital required to support the Bank's risks. Economic capital is established according to three risk factors: credit, market and operational risk. Calculation of economic capital, which is submitted on a quarterly basis to the Bank's Executive Committee, ensures that capital management of the Bank's operating segments is more rigorous by quantifying the degree of risk presented by each segment. The Bank calculates the value added for shareholders in each of its segments of activity to determine the allocation of capital that is most profitable for shareholders. Moreover, the Bank's Executive Committee compares the Bank's economic capital and available capital on a quarterly basis.

Calculation of economic capital requires the formulation of assumptions and the exercise of judgment, and the amount of economic capital calculated could differ if changes are made to such assumptions and judgments. The Bank's economic capital allocation model is regularly improved as part of its capital management process.

Finally, to optimize the value of the Bank's shares, the concepts of regulatory capital, economic capital and available capital are incorporated into the active capital management process and the composition of the Bank's portfolio of companies.

New Basel Accord

The Bank for International Settlements is revising the rules governing calculation of banks' capital requirements. This process began in 1999 and should be completed in 2004; however, the New Basel Accord is not scheduled to take effect until 2007. The proposed method would take greater account of counterparty risks, place more importance on internal risk management models and introduce a capital requirement for operational risk.

Last year, the Bank created a group whose mandate is to implement the New Basel Accord. The group will make various capital impact studies, play an active role in shaping industry positions, work closely with regulatory bodies to streamline the transition to the new regime and initiate projects required for compliance with the New Basel Accord.

TABLE 1. OVERVIEW OF RESULTS

Year ended October 31 (taxable equivalent basis) (millions of dollars and as a percentage of average assets)	2003 $	2003 %	2002 $	2002 %	2001 $	2001 %	2000 $	2000 %	1999 $	1999 %
Net interest income	**1,366**	**1.91**	1,473	2.13	1,389	2.01	1,232	1.76	1,224	1.86
Other income	**2,093**	**2.92**	1,641	2.37	1,858	2.68	1,940	2.78	1,233	1.87
Provision for credit losses	**177**	**0.25**	490	0.71	205	0.30	184	0.26	170	0.26
Operating expenses	**2,259**	**3.15**	2,040	2.95	1,989	2.87	2,120	3.03	1,615	2.46
Income taxes	**374**	**0.52**	236	0.34	398	0.58	343	0.49	251	0.38
Non-controlling interest	**27**	**0.04**	30	0.04	28	0.04	26	0.04	32	0.05
Income before discontinued operations and goodwill charges	**622**	**0.87**	318	0.46	627	0.90	499	0.72	389	0.58
Discontinued operations	**2**	**-**	111	0.16	(45)	(0.07)	29	0.04	36	0.05
Income before goodwill charges	**624**	**0.87**	429	0.62	582	0.83	528	0.76	425	0.63
Goodwill charges	**-**	**-**	-	-	19	0.03	19	0.03	8	0.01
Net income	**624**	**0.87**	429	0.62	563	0.80	509	0.73	417	0.62
Average assets (1)	**71,671**		69,292		69,197		69,840		65,784	

(1) Excluding discontinued operations

TABLE 2. CHANGES IN NET INTEREST INCOME

Year ended October 31 (taxable equivalent basis) (millions of dollars and as a percentage of average assets)	2003 Average Volume $	2003 Rate %	2003 Interest $	Average Volume $	Rate %	Interest $	2002 Average Volume $	2003-2002 Rate %	2003-2002 Interest $	$ Change due to: Average Volume	$ Change due to: Rate
Assets											
Deposits with financial institutions	**6,245**	**2.10**	**131.4**	7,316	2.38	174.3	(1,071)	(0.28)	(42.9)	(22.5)	(20.4)
Securities	**18,863**	**3.00**	**566.8**	16,510	3.14	517.9	2,353	(0.14)	48.9	70.6	(21.7)
Residential mortgage loans	**13,752**	**5.49**	**755.3**	12,591	5.72	719.6	1,161	(0.23)	35.7	63.7	(28.0)
Personal loans	**5,690**	**6.53**	**371.4**	5,395	6.59	355.8	295	(0.06)	15.6	19.3	(3.7)
Business and other loans	**20,125**	**3.63**	**730.7**	21,221	3.87	821.9	(1,096)	(0.24)	(91.2)	(39.8)	(51.4)
Impaired loans, net	**(174)**	**(0.46)**	**0.8**	(97)	(1.55)	1.5	(77)	1.09	(0.7)	0.4	(1.1)
Earning assets	**64,501**	**3.96**	**2,556.4**	62,936	4.12	2,591.0	1,565	(0.16)	(34.6)	91.7	(126.3)
Other assets	**7,170**	**-**	**-**	6,356	-	-	814	-	-	-	-
Total assets	**71,671**	**3.57**	**2,556.4**	69,292	3.74	2,591.0	2,379	(0.17)	(34.6)	91.7	(126.3)
Liabilities and shareholders' equity											
Personal deposits	**21,038**	**2.69**	**566.6**	21,420	2.96	633.6	(382)	(0.27)	(67.0)	(10.3)	(56.7)
Deposit-taking institutions	**5,450**	**1.78**	**97.1**	6,421	2.14	137.3	(971)	(0.36)	(40.2)	(17.3)	(22.9)
Other deposits	**21,678**	**2.70**	**585.9**	21,083	2.34	493.2	595	0.36	92.7	16.1	76.6
	48,166	**2.59**	**1,249.6**	48,924	2.58	1,264.1	(758)	0.01	(14.5)	(11.5)	(3.0)
Subordinated debentures	**1,553**	**6.77**	**105.2**	1,623	6.77	109.8	(70)	-	(4.6)	(4.7)	0.1
Liabilities other than deposits	**10,266**	**0.88**	**90.4**	9,257	0.86	79.9	1,009	0.02	10.5	8.9	1.6
Other (1)	**239**	**-**	**(254.8)**	(28)	-	(336.1)	267	-	81.3	-	81.3
Interest-bearing liabilities	**60,224**	**1.98**	**1,190.4**	59,776	1.87	1,117.7	448	0.11	72.7	(7.3)	80.0
Other liabilities	**7,427**	**-**	**-**	5,550	-	-	1,877	-	-	-	-
Shareholders' equity	**4,020**	**-**	**-**	3,966	-	-	54	-	-	-	-
Total liabilities and shareholders' equity	**71,671**	**1.66**	**1,190.4**	69,292	1.61	1,117.7	2,379	0.05	72.7	(7.3)	80.0
Impact of non-interest bearing assets and liabilities	**-**	**-**	**-**	-	-	-	-	-	-	(53.6)	53.6
Net interest income		**1.91**	**1,366.0**		2.13	1,473.3		(0.22)	(107.3)	45.4	(152.7)

(1) Other interest income and interest expense including hedging operations

TABLE 3. OTHER INCOME

Year ended October 31 *(taxable equivalent basis)* *(millions of dollars)*	**2003**	2002	2001	2000	1999
Capital market fees	**544**	539	493	566	336
Deposit and payment service charges	**189**	186	160	155	150
Trading activities	**381**	123	227	281	108
Gains (losses) on investment account securities, net	**1**	(98)	71	37	12
Card service revenues	**49**	47	86	85	91
Lending fees	**204**	181	175	171	146
Acceptances, letters of credit and guarantee	**63**	63	65	60	55
Foreign exchange revenues	**66**	67	61	52	50
Trust services and mutual funds	**210**	160	96	87	77
Securitization revenues	**204**	204	157	99	67
Other	**182**	169	267	347	141
	2,093	1,641	1,858	1,940	1,233
Domestic	**2,039**	1,595	1,856	1,927	1,206
International - United States	**30**	(3)	6	6	7
- Other	**24**	49	(4)	7	20
Other income as a percentage of total revenues on a taxable equivalent basis(1)	**60.5%**	54.7%	56.2%	59.4%	50.2%

(1) In 2002, the $137 million impairment charge on an investment was excluded. In 2001, the $76 million gain (taxable equivalent basis) on the sale of merchant payment solutions was excluded. In 2000, the $136 million gain (taxable equivalent basis) on the sale of a subsidiary was excluded.

TABLE 4. PROVISION FOR CREDIT LOSSES

Year ended October 31 *(millions of dollars)*	**2003**	2002	2001	2000	1999
Provision for credit losses					
Domestic					
Individuals and small businesses	**61**	186	72	88	77
Commercial	**46**	154	102	69	75
Corporate	**64**	44	26	13	3
Real estate	**7**	23	12	15	12
Other	**(1)**	(13)	(6)	(2)	-
Domestic - Private risks	**177**	394	206	183	167
International					
Real estate - United States	**-**	(3)	(1)	(7)	-
Corporate	**-**	129	-	-	-
Other	**-**	-	-	8	3
International - Private risks	**-**	126	(1)	1	3
General allowance for credit risk	**-**	(30)	-	-	-
Provision for credit losses charged to income before discontinued operations	**177**	490	205	184	170
Provision for credit losses charged to discontinued operations	**(1)**	(51)	120	16	15
Total provision for credit losses charged to income	**176**	439	325	200	185
Net average loans and acceptances					
Domestic	**38,406**	37,543	38,308	39,345	38,928
International - United States	**778**	663	677	851	737
- Other	**103**	188	291	301	213
Discontinued operations	**-**	-	3,925	3,967	3,605
Total	**39,287**	38,394	43,201	44,464	43,483
Provision for credit losses as a percentage of net average loans and acceptances					
Domestic	**0.46%**	1.05%	0.54%	0.47%	0.43%
International - United States	**-%**	19.00%	(0.15)%	(0.83)%	-%
- Other	**-%**	-%	-%	2.66%	1.41%
Discontinued operations	**-%**	-%	3.06%	0.40%	0.42%
Total	**0.45%**	1.14%	0.75%	0.45%	0.43%
Allowances					
Balance at beginning of year	**666**	896	965	989	1,049
Transfer from allowance for assets held for disposal	**-**	(45)	-	-	-
Provision for credit losses charged to income					
Before discontinued operations	**177**	490	205	184	170
Discontinued operations	**(1)**	(51)	120	16	15
Write-offs[1]	**(258)**	(673)	(402)	(257)	(276)
Recoveries	**50**	49	8	33	31
Balance at end of year	**634**	666	896	965	989
Composition of allowances					
Designated countries					
Portion related to loans	**19**	22	38	35	37
Portion related to securities	**4**	4	17	17	16
Specific	**206**	235	341	413	436
General allocated	**300**	296	306	-	-
General unallocated	**105**	109	194	500	500

(1) Including exchange rate fluctuations

TABLE 5. OPERATING EXPENSES

Year ended October 31 *(millions of dollars)*	2003	2002	2001	2000	1999
Salaries and staff benefits	**1,287**	1,147	1,064	1,129	858
Occupancy costs, computers and equipment, including amortization	**504**	496	483	465	381
Other					
Messenger services and communications	**80**	77	69	71	63
Professional fees	**112**	99	92	85	74
Advertising and external relations	**62**	50	42	45	36
Stationery	**26**	28	27	26	21
Travel expenses	**21**	17	16	15	12
Security and theft	**16**	24	16	13	11
Capital and payroll taxes	**60**	57	63	64	38
Other	**91**	45	117	207	121
	468	397	442	526	376
Total	**2,259**	2,040	1,989	2,120	1,615
Domestic	**2,210**	1,999	1,956	2,083	1,573
International - United States	**38**	18	16	20	28
- Other	**11**	23	17	17	14
Operating expenses as a percentage of total revenues on a taxable equivalent basis (1)	**65.3%**	62.8%	62.7%	65.8%	65.7%

(1) In 2002, the $137 million impairment charge on an investment was excluded from other income. In 2001, the $76 million gain (taxable equivalent basis) on the sale of merchant payment solutions was excluded. In 2000, the $136 million gain (taxable equivalent basis) on the sale of a subsidiary and $120 million in non-recurring charges were excluded.

TABLE 6. DEPOSITS

As at October 31 *(millions of dollars)*	2003 $	 %	2002 $	 %	2001 $	 %	2000 $	 %	1999 $	 %
Personal	**23,301**	45.3	22,306	43.2	21,485	41.8	20,497	40.6	20,316	40.6
Commercial	**15,477**	30.1	14,183	27.4	11,667	22.7	9,726	19.3	8,737	17.5
Purchased funds	**12,685**	24.6	15,201	29.4	18,284	35.5	20,250	40.1	20,931	41.9
Total	**51,463**	100.0	51,690	100.0	51,436	100.0	50,473	100.0	49,984	100.0
Domestic	**43,809**	85.1	40,959	79.2	38,161	74.2	35,383	70.1	36,035	72.1
International - United States	**877**	1.7	2,814	5.5	4,315	8.4	6,935	13.7	5,518	11.0
- Other	**6,777**	13.2	7,917	15.3	8,960	17.4	8,155	16.2	8,431	16.9
Total	**51,463**	100.0	51,690	100.0	51,436	100.0	50,473	100.0	49,984	100.0
Personal deposits as a percentage of total assets		28.3		29.9		28.3		27.0		29.1

TABLE 7. SOURCES OF CAPITAL

As at October 31 *(millions of dollars)*	**2003**	2002	2001	2000	1999
Non-controlling interest	398	486	487	468	443
Subordinated debentures	1,516	1,592	1,647	1,361	1,035
Shareholders' equity					
Preferred shares	375	300	492	492	317
Common shares	1,583	1,639	1,668	1,653	1,641
Contributed surplus	2	-	-	-	-
Retained earnings	2,137	1,962	1,956	1,683	1,343
	4,097	3,901	4,116	3,828	3,301
Total capital	6,011	5,979	6,250	5,657	4,779
Internally generated capital					
Net income	624	429	563	509	417
Other amounts affecting retained earnings	(15)	(4)	(99)	1	22
	609	425	464	510	439
Contributed surplus	2	-	-	-	-
	611	425	464	510	439
Less: dividends	(218)	(195)	(191)	(170)	(147)
	393	230	273	340	292
External financing					
Non-controlling interest	(88)	(1)	19	25	(80)
Subordinated debentures	(76)	(55)	286	326	69
Preferred shares	75	(192)	-	175	-
Common shares	(272)	(253)	15	12	314
	(361)	(501)	320	538	303
Increase (decrease) in capital	32	(271)	593	878	595

TABLE 8. CAPITAL RATIOS

As at October 31 (millions of dollars) (in accordance with BIS guidelines)	**2003**	2002	2001	2000	1999[2]
Tier 1 capital					
Common shareholders' equity	**3,722**	3,601	3,624	3,336	2,984
Non-cumulative permanent preferred shares	**375**	300	492	492	317
Innovative instruments	**396**	467	477	457	441
Non-controlling interest	**2**	19	10	11	2
Less: goodwill	**(660)**	(661)	(305)	(325)	(350)
	3,835	3,726	4,298	3,971	3,394
Tier 2 capital					
Subordinated debentures	**1,437**	1,524	1,595	1,290	1,271
General allowance for credit risk	**350**	341	391	343	328
	1,787	1,865	1,986	1,633	1,599
Less: investments in affiliated corporations	**(174)**	(181)	(326)	(329)	(125)
Less: first loss protection	**(79)**	(116)	(82)	(54)	(3)
Total capital	**5,369**	5,294	5,876	5,221	4,865
Risk-weighted balance sheet items					
Cash resources	**1,363**	1,421	1,187	1,160	675
Securities	**2,688**	2,336	2,686	1,921	2,126
Mortgage loans	**4,634**	3,971	3,486	2,816	3,707
Other loans	**18,360**	19,478	23,030	25,328	24,077
Other assets	**5,692**	5,117	6,572	5,528	4,729
	32,737	32,323	36,961	36,753	35,314
General allowance for credit risk	**350**	341	391	343	328
	33,087	32,664	37,352	37,096	35,642
Risk-weighted off-balance sheet items[1]					
Letters of guarantee and documentary credit	**606**	751	1,180	1,292	1,878
Commitments to extend credit	**4,075**	3,872	4,415	4,747	5,137
Interest rate contracts	**100**	161	106	84	65
Foreign exchange contracts	**230**	221	374	331	244
Equity and commodity contracts	**256**	161	148	187	72
	5,267	5,166	6,223	6,641	7,396
Market risk items	**1,707**	1,148	1,121	2,098	1,083
Total risk-weighted assets	**40,061**	38,978	44,696	45,835	44,121
Assets-to-capital multiple[3]	**15.4**	14.2	13.1	14.8	16.6
Ratios					
Tier 1 capital	**9.6%**	9.6%	9.6%	8.7%	7.7%
Total capital	**13.4%**	13.6%	13.1%	11.4%	11.0%

(1) Since 2002, items are as at October 31. For 2001, letters of guarantee and documentary credit as well as commitments to extend credit are as at October 31; all other information is as at September 30. Off-balance sheet items prior to 2001 are as at September 30.

(2) Taking into account the issuance of US $250 million in debentures on November 2, 1999.

(3) The assets-to-capital multiple is calculated by dividing total balance sheet assets and direct credit substitutes by total capital as defined by capital adequacy requirements.

TABLE 9. ASSETS UNDER ADMINISTRATION AND UNDER MANAGEMENT

As at October 31 (millions of dollars)	National Bank Trust	National Bank Financial	National Bank Securities	Altamira Investment Services	Natcan Investment Management	National Bank Discount Brokerage	Bank excluding subsidiaries	**2003**	2002
Assets under administration									
Institutional	31,650	4,590	-	108	-	-	-	**36,348**	36,812
Personal	-	63,339	-	-	-	7,186	-	**70,525**	60,341
Mutual funds	5,854	4	5,507	2,109	-	-	-	**13,474**	15,537
Mortgage loans sold to third parties	-	-	-	-	-	-	4,217	**4,217**	4,778
Total assets under administration	37,504	67,933	5,507	2,217	-	7,186	4,217	**124,564**	117,468
Assets under management									
Personal	2,334	-	-	-	-	-	-	**2,334**	2,111
Managed portfolios	-	1,599	-	352	12,024	-	-	**13,975**	10,797
Mutual funds	-	-	-	1,958	12,517	-	-	**14,475**	8,296
Total assets under management	2,334	1,599	-	2,310	24,541	-	-	**30,784**	21,204
Total assets under administration/management - 2003	39,838	69,532	5,507	4,527	24,541	7,186	4,217	**155,348**	138,672
Total assets under administration/management - 2002	40,917	59,468	5,160	5,068	17,823	5,458	4,778	138,672	

TABLE 10. DISTRIBUTION OF LOANS BY BORROWER CATEGORY

As at September 30	**2003**		2002		2001		2000		1999	
(millions of dollars)	$	%	$	%	$	%	$	%	$	%
Personal(1)	**5,947**	**13.8**	5,859	14.2	6,100	13.7	7,415	16.3	7,459	16.2
Residential mortgage	**13,753**	**31.9**	12,548	30.4	12,132	27.3	11,503	25.2	13,298	28.9
Non-residential mortgage	**911**	**2.1**	836	2.0	779	1.7	756	1.7	683	1.5
Agricultural	**1,653**	**3.8**	1,486	3.6	1,286	2.9	1,169	2.6	1,060	2.3
Financial institutions	**1,277**	**3.0**	1,583	3.8	1,231	2.8	973	2.1	1,008	2.2
Manufacturing	**3,282**	**7.6**	5,050	12.2	5,733	12.9	5,132	11.3	4,980	10.8
Construction and real estate	**1,291**	**3.0**	1,707	4.1	1,301	2.9	1,388	3.0	1,606	3.5
Transportation and communications	**515**	**1.2**	632	1.5	1,041	2.3	1,013	2.2	877	1.9
Mines, quarries and energy	**774**	**1.8**	601	1.5	742	1.7	585	1.3	608	1.3
Forestry	**264**	**0.6**	252	0.6	293	0.7	289	0.6	238	0.5
Governments	**1,286**	**3.0**	921	2.1	819	1.8	908	2.0	841	1.8
Wholesale trade	**558**	**1.3**	807	2.0	1,682	3.8	1,839	4.0	1,613	3.5
Retail trade	**1,296**	**3.0**	1,281	3.1	1,423	3.2	1,481	3.2	1,498	3.2
Services	**4,059**	**9.4**	3,518	8.6	4,033	9.1	4,022	8.8	4,041	8.8
Securities purchased under resale agreements	**4,333**	**10.1**	3,083	7.5	3,863	8.7	5,364	11.8	4,175	9.1
Other	**1,912**	**4.4**	1,169	2.8	2,011	4.5	1,754	3.9	2,081	4.5
	43,111	**100.0**	41,333	100.0	44,469	100.0	45,591	100.0	46,066	100.0

(1) Includes consumer loans, credit card loans and other personal loans

TABLE 11. REAL ESTATE LOANS

As at October 31 (millions of dollars)	2003 $	2003 %	2002 $	2002 %	2001 $	2001 %	2000 $	2000 %	1999 $	1999 %
Geographic distribution										
Canada										
Ontario	69	12	73	13	81	15	101	16	168	24
Quebec	456	80	399	73	350	64	371	58	335	49
Other	-	-	3	1	3	1	16	2	18	3
	525	92	475	87	434	80	488	76	521	76
United States										
California	-	-	2	-	29	6	58	9	57	8
New York	5	1	6	2	7	1	15	2	19	3
Illinois	-	-	-	-	7	1	7	1	7	1
Other	42	7	61	11	68	12	78	12	85	12
	47	8	69	13	111	20	158	24	168	24
	572	100	544	100	545	100	646	100	689	100
By type of project										
Retail	123	22	147	27	148	27	183	28	186	27
Office	148	26	202	37	202	37	235	37	216	31
Residential	245	43	101	18	68	12	93	14	94	14
Industrial	14	2	31	6	31	6	45	7	55	8
Land	2	-	5	1	15	3	25	4	29	4
Other	40	7	58	11	81	15	65	10	109	16
	572	100	544	100	545	100	646	100	689	100
Allowances for credit losses	14		37		42		53		64	
Real estate loans, net	558		507		503		593		625	
As a percentage of shareholders' equity		14		13		12		15		19
As a percentage of total loans and acceptances		1		1		1		1		1

TABLE 12. DESIGNATED COUNTRIES

As at October 31 (millions of dollars)	2003	2002	2001	2000	1999
Loans and securities, gross					
Brazil	33	39	40	38	37
Ivory Coast	12	14	15	14	14
Sudan	-	-	15	13	15
Nicaragua	-	-	14	13	13
Peru	12	14	14	13	13
Other	10	12	11	12	12
	67	79	109	103	104
Country risk allowance	23	26	55	52	53
Loans and securities, net of allowances	44	53	54	51	51
Allowance as a % of loans and securities	34.3%	32.9%	50.5%	50.5%	51.0%
Loans and securities, net, as a % of shareholders' equity	1.2%	1.4%	1.3%	1.3%	1.5%

TABLE 13. IMPAIRED LOANS

As at October 31 (millions of dollars)	2003	2002	2001	2000	1999
Private impaired loans, net					
Domestic					
Individuals and small businesses[1]	**46**	62	214	194	216
Commercial	**68**	99	210	233	240
Corporate	**107**	36	15	23	3
Real estate	**25**	44	29	26	33
Other	**-**	-	-	1	-
	246	241	468	477	492
International					
Real estate - United States	**-**	-	3	12	13
- Other	**2**	3	3	4	7
Discontinued operations	**-**	-	117	51	30
	2	3	123	67	50
Total private impaired loans, net[2]	**248**	244	591	544	542
Total impaired loans to designated countries					
Gross	**22**	24	38	35	38
Allowance	**19**	22	38	35	37
Total impaired loans to designated countries, net	**3**	2	-	-	1
Total impaired loans, net	**251**	246	591	544	543
Private impaired loans, gross	**454**	479	932	957	978
Allowance for credit losses	**206**	235	341	413	436
Private impaired loans, net	**248**	244	591	544	542
Provisioning rate	**45.4%**	49.1%	36.6%	43.2%	44.6%
As a percentage of net loans and acceptances					
Domestic - Private	**0.6%**	0.6%	1.2%	1.1%	1.2%
International - Private	**0.1%**	0.1%	1.7%	0.9%	0.7%
International - Designated countries	**0.1%**	0.1%	-%	-%	-%
Total	**0.6%**	0.6%	1.2%	1.1%	1.2%
As a percentage of common shareholders' equity	**6.7%**	6.8%	16.3%	16.3%	18.2%

(1) Including $16 million in net consumer loans in 2003 (2002: $22 million; 2001: $108 million; 2000: $80 million; 1999: $64 million)

(2) The Bank has no loans classified as other past-due loans (90 days and over) except for those already designated as impaired

TABLE 14. INTEREST ON IMPAIRED LOANS

As at October 31 (millions of dollars)	2003	2002	2001	2000	1999
Interest on impaired loans					
Domestic	**6**	5	(4)	(6)	(8)
International	**-**	-	-	-	-
	6	5	(4)	(6)	(8)
Average impaired loans					
Domestic	**(203)**	(129)	30	30	45
International	**18**	12	37	15	8
	(185)	(117)	67	45	53
Interest as a % of average impaired loans, net					
Domestic	**(3.2)%**	(3.9)%	(13.3)%	(20.0)%	(17.8)%
International	**- %**	- %	- %	- %	- %
Total	**(3.2)%**	(4.3)%	(6.0)%	(13.3)%	(15.1)%

(millions of dollars, except per share amounts)	*Net interest income (taxable equivalent basis)*	*Other income (taxable equivalent basis)*	Provision for credit losses	Operating expenses	*Income before discontinued operations and goodwill charges*	Discontinued operations	Income before goodwill charges
1st Q	313	285	38	389	96	7	103
2nd Q	298	328	44	412	95	8	103
3rd Q	313	303	44	409	94	11	105
4th Q	300	317	44	405	104	10	114
1999	1,224	1,233	170	1,615	389	36	425
1st Q	300	417	41	476	115	6	121
2nd Q	322	482	46	536	127	10	137
3rd Q	319	573	57	618	126	7	133
4th Q	291	468	40	490	131	6	137
2000	1,232	1,940	184	2,120	499	29	528
1st Q	338	424	43	477	143	(1)	142
2nd Q	352	446	46	503	147	(2)	145
3rd Q	359	453	18	503	174	(26)	148
4th Q	340	535	98	506	163	(16)	147
2001	1,389	1,858	205	1,989	627	(45)	582
1st Q	386	419	245	501	28	118	146
2nd Q	361	466	130	491	122	-	122
3rd Q	358	309	62	508	29	(3)	26
4th Q	368	447	53	540	139	(4)	135
2002	1,473	1,641	490	2,040	318	111	429
1st Q	**368**	**492**	**41**	**548**	**166**	**-**	**166**
2nd Q	**352**	**445**	**41**	**529**	**138**	**-**	**138**
3rd Q	**313**	**555**	**45**	**558**	**161**	**1**	**162**
4th Q	**333**	**601**	**50**	**624**	**157**	**1**	**158**
2003	**1,366**	**2,093**	**177**	**2,259**	**622**	**2**	**624**

(millions of dollars, except per share amounts)	Impaired loans			
	Net private	Designated countries Gross outstanding	Designated countries Allowances	Net total
1st Q	543	40	38	545
2nd Q	548	37	36	549
3rd Q	548	39	38	549
4th Q	542	38	37	543
1999				
1st Q	544	35	35	544
2nd Q	544	35	35	544
3rd Q	545	36	36	545
4th Q	544	35	35	544
2000				
1st Q	554	36	36	554
2nd Q	578	36	36	578
3rd Q	582	36	36	582
4th Q	591	38	38	591
2001				
1st Q	307	9	9	307
2nd Q	311	23	21	313
3rd Q	279	24	22	281
4th Q	244	24	22	246
2002				
1st Q	**228**	**24**	**22**	**230**
2nd Q	**225**	**23**	**22**	**226**
3rd Q	**230**	**23**	**20**	**233**
4th Q	**248**	**22**	**19**	**251**
2003				

QUARTERLY RESULTS

Goodwill charges	Net income	Earnings per share: Before discont. operations & goodwill charges	Earnings per share: Before goodwill charges	Earnings per share: Net	Dividends (thousands of dollars): Common	Dividends (thousands of dollars): Preferred	ROE %
1	102	0.52	0.56	0.55	29,241	6,044	15.9
1	102	0.52	0.56	0.56	29,255	6,044	16.2
2	103	0.51	0.58	0.57	31,031	6,043	15.4
4	110	0.53	0.58	0.56	33,964	6,044	15.1
8	417	2.08	2.28	2.24	123,491	24,175	15.5
4	117	0.58	0.61	0.59	34,036	6,044	15.3
5	132	0.64	0.69	0.66	35,939	6,044	17.2
5	128	0.62	0.67	0.64	35,973	6,636	15.8
5	132	0.65	0.68	0.65	35,995	8,843	15.8
19	509	2.49	2.65	2.54	141,943	27,567	16.0
4	138	0.71	0.71	0.68	36,024	8,844	16.1
5	140	0.73	0.71	0.69	39,843	8,844	16.6
5	143	0.86	0.73	0.70	39,908	8,844	15.9
5	142	0.81	0.73	0.71	40,029	8,844	15.4
19	563	3.11	2.88	2.78	155,804	35,376	16.0
-	146	0.11	0.73	0.73	40,009	6,831	15.0
-	122	0.62	0.62	0.62	45,763	4,831	13.1
-	26	0.13	0.12	0.12	43,213	4,831	2.3
-	135	0.73	0.71	0.71	44,597	4,832	14.5
-	429	1.59	2.18	2.18	173,582	21,325	11.3
-	**166**	**0.88**	**0.88**	**0.88**	**47,555**	**4,831**	**17.6**
-	**138**	**0.73**	**0.73**	**0.73**	**46,870**	**8,165**	**14.8**
-	**162**	**0.88**	**0.89**	**0.89**	**48,973**	**5,725**	**17.3**
-	**158**	**0.87**	**0.87**	**0.87**	**49,117**	**5,725**	**16.4**
-	**624**	**3.36**	**3.37**	**3.37**	**192,515**	**24,446**	**16.5**

Number of common shares (thousands): Average	Number of common shares (thousands): End of period	Per common share: Book value	Per common share: Stock trading range High	Per common share: Stock trading range Low	Number of employees (1)	Number of branches in Canada
171,850	172,024	14.27	26.20	22.60	12,315	646
172,153	172,214	14.70	24.50	19.90	12,164	646
172,294	172,320	15.23	23.15	18.55	12,337	648
186,568	188,729	15.81	19.35	17.15	12,175	649
188,925	189,049	16.17	18.60	16.40	12,265	638
189,174	189,201	16.66	22.05	17.25	12,325	636
189,311	189,334	17.11	24.25	20.55	11,884	634
189,444	189,474	17.60	25.25	21.05	11,457	586
189,578	189,607	17.57	29.00	23.00	11,492	571
189,757	189,822	18.08	31.00	26.05	11,675	566
190,062	190,230	18.57	30.60	25.20	12,153	549
190,311	190,331	19.04	30.20	24.25	12,027	525
190,450	190,500	19.56	30.07	24.70	11,381	521
188,794	185,109	19.53	34.93	29.14	11,308	522
184,134	183,256	19.29	33.73	29.01	11,394	522
183,124	182,596	19.72	32.50	27.00	11,442	507
182,728	**181,563**	**20.22**	**33.10**	**29.95**	**11,443**	**491**
178,348	**175,670**	**20.28**	**35.15**	**31.26**	**11,372**	**488**
175,363	**174,507**	**20.77**	**37.41**	**34.55**	**11,697**	**480**
174,585	**174,620**	**21.32**	**41.19**	**34.50**	**11,460**	**477**

(1) On a full-time equivalent basis and excluding the subsidiary National Bank Financial & Co. Inc.

Acceptance

Short-term debt security traded on the money market which a bank guarantees on behalf of a borrower, for a stamping fee.

Allowances for credit losses

Allowances taken to absorb expected credit-related losses (loans, acceptances, letters of guarantee, letters of credit, deposits with other banks and derivatives). Allowances for credit losses include the country risk allowance, specific provision and general allowance for credit risk. They are the sum of the annual provisions less write-offs, net of recoveries.

Asset/liability management

Management of maturities of assets and liabilities as well as off-balance sheet items in such a way as to minimize interest rate risk and foreign exchange risk through appropriate matching.

Assets under administration

Assets in respect of which a financial institution provides administrative services such as custodial services, collection of investment income, settlement of purchase and sale transactions and record-keeping. Assets under administration, which are beneficially owned by clients, are not reported on the balance sheet of the institution offering such services.

Assets under management

Assets managed by a financial institution which are beneficially owned by clients. Management services are more comprehensive than administrative services, and include selecting investments or offering investment advice. Assets under management, which may also be administered by the financial institution, are not reported on its balance sheet.

Average assets

Daily average of balance sheet assets.

Capital

Amount which would be owed to the holders of shares and subordinated debentures if assets had to be liquidated to reimburse depositors and other creditors. Capital consists of bank debentures, shareholders' equity and non-controlling interest.

Capital ratios

Ratios of capital, as defined by regulatory authorities, to risk-weighted assets. The Bank for International Settlements (BIS) distinguishes between two types of capital: Tier 1 capital, or base capital, consists of common shareholders' equity, non-cumulative preferred shares and non-controlling interest in subsidiaries less goodwill; Tier 2, or supplementary capital, consists of other preferred shares and the eligible portion of subordinated debentures and of the general allowance for credit risk. Total regulatory capital, or total capital, is the sum of the various types of capital less investments in affiliates and first loss protection with respect to asset securitization. In accordance with BIS rules, the Superintendent of Financial Institutions Canada defines a third tier of capital intended specifically to cover market risk, a risk which must also be covered by Tier 1 capital.

Commodity risk

Potential loss due to movements in the price of commodities on which the Bank holds derivatives in its trading portfolio.

Common shareholders' equity

The portion of shareholders' equity that includes only the capital stock paid in by common shareholders (plus retained earnings) and represents the amount that would be owed to common shareholders if assets had to be liquidated to reimburse depositors and other creditors.

Credit derivative

Derivative instruments based on financial instruments that transfer the credit risk and return related to a given asset to another party, without actually transferring the underlying asset, and offer protection against credit risk (credit swaps, for example).

Credit risk

Potential loss resulting from the inability or unwillingness of a counterparty to honour its contractual obligations with respect to a loan or other type of credit. Credit risk can arise because of specific counterparty-related conditions, or represent a consequence of market risk.

Derivative instruments (derivatives)

Financial contracts whose value is "derived" from interest rates, foreign exchange rates or equity prices. Derivatives are used in treasury operations as well as for hedging regular financial instruments. The most common types of derivatives include foreign currency or interest rate futures, swaps and options.

Earnings per share

Net income available to holders of common shares, namely, net income less dividends on preferred shares, divided by the average number of common shares outstanding during the period in question.

Equity risk

Potential loss arising from movements in the price of shares held by the Bank or its subsidiaries.

Foreign currency future

Contractual obligation to buy or sell, on or before a specified future date, a given quantity of foreign currency at a given exchange rate.

Foreign currency and interest rate swaps

Transactions in which counterparties agree to exchange, for a specified period, currencies and/or streams of interest payments (generally by exchanging a fixed rate for a floating one) based on an amount of notional principal.

Foreign currency or interest rate option

The right, but not the obligation, to buy (call option) or sell (put option) at or by a set date a given amount of foreign currency or securities at a set price (strike price).

Foreign exchange risk

Potential loss caused by currency rate movements and the subsequent decline in the value of a security or other financial instrument denominated in foreign currencies that is held by the Bank.

Forward rate agreement

Contractual obligation to buy or sell, on or before a specified future date, a given quantity of securities at a given interest rate.

Impaired loan

A loan is considered impaired when, in the opinion of management, there is reasonable doubt as to the payment of principal or interest. Any loan where payments are 90 days past due falls into this category, unless there is no doubt as to the collectibility of principal and interest.

Interest rate risk

Potential loss caused by changes in interest rates and resulting in mismatched maturities of productive assets and liabilities or, more generally, reducing the value of a financial instrument held by the Bank.

Investment account

Securities purchased with the intention of holding them to maturity or until conditions render alternative long-term investments more attractive. The investment account consists primarily of equity securities and debt securities. Equity securities are stated at their acquisition cost unless the Bank has a significant influence over the entity in question. Debt securities are stated at unamortized cost.

Liquid assets

Assets held as cash or securities easily convertible to cash, such as deposits with other banks and securities.

Liquidity risk

Potential difficulty in meeting a demand for cash or funding obligations as they come due.

Market risk

Potential loss from changes in the value of financial instruments, specifically from changes in interest rates, foreign exchange rates, equity prices and commodity prices. Changes in these prices result in exposure to four main categories of market risk: interest rate risk, foreign exchange risk, equity risk and commodity risk.

Matching

The process of equating asset and liability maturities as well as off-balance sheet items so as to minimize interest rate risk and foreign exchange risk. Matching is also known as "asset/liability management".

Net interest income

Difference between interest and dividends earned on total assets and interest expenses paid on total liabilities. In other words, net interest income is the difference between what the Bank earns on assets such as loans and securities, and what it pays on liabilities such as deposits. Average net interest margin is equal to the ratio of net interest income to average assets.

Notional principal

Contract amount used as a reference point to calculate payments for off-balance sheet instruments such as forward rate agreements and interest rate swaps. It is considered "notional" as the principal amount itself never changes hands.

Obligations related to securities sold under repurchase agreements

Financial obligations related to securities sold under an agreement according to which they will be repurchased on a specified date and at a specified price. Such an agreement is a form of short-term funding.

Operational risk

Potential loss resulting from inadequate or failed processes, technology or human performance, or from external events.

Other income

Includes all revenue except for interest and dividend income. It consists of such items as deposit and payment service charges, lending fees, capital market revenues, card service revenues, investment management and custodial fees, mutual fund revenues and securitization revenues.

Point

Unit of measure equal to one percent (1%).

Provision for credit losses

Amount added to the allowance for credit losses to bring it to a level that management considers adequate, taking into account write-offs and recoveries with respect to specific loans.

Return on common shareholders' equity (or ROE)

Net income, less dividends on preferred shares, expressed as a percentage of the average value of common shareholders' equity.

Risk weighting

Risk-weighting factors are applied to the face value of certain assets in order to present comparable risk levels. This procedure is also used to recognize the risk in off-balance sheet instruments by adjusting the notional value to balance sheet (or credit) equivalents and then applying the appropriate risk-weighting factors. Total risk-weighted assets are used in calculating the various capital ratios according to the rules of the Bank for International Settlements (BIS).

Securities purchased under reverse repurchase agreements

Securities purchased by the Bank from a client under an agreement according to which they will be resold to the same client on a specified date and at a specified price. Such an agreement is a form of short-term collateralized lending.

Securitization

Transaction in which certain assets, such as mortgages or credit card receivables, are sold to an entity which finances their acquisition by issuing negotiable securities.

Shareholders' equity

The sum of the capital stock paid by shareholders and retained earnings. Shareholders' equity is the amount that would be owed to shareholders if assets had to be liquidated to reimburse depositors and other creditors.

Subordinated debenture

Unsecured debt instrument issued by a bank and for which repayment, in the event of liquidation, ranks behind the claims of depositors and certain other creditors. Convertible debentures can be exchanged for shares at the option of the holder, the issuer or both.

Taxable equivalent basis

Calculation method used to gross up certain tax-exempt income (primarily dividends) by the income tax that would have been payable had it been taxable. The gross-up of such income permits a uniform comparison of the yield on the various types of assets, such as those comprising net interest income, regardless of their tax treatment.

Trading account

Securities purchased for resale in the short term. This account is recorded on the balance sheet at its fair value.

Yield curve

Graphic representation of interest rates in effect on a given date for different maturities. Interest rates vary according to the risks factored in by the market. Interest rates are generally lower for short-term maturities than for long-term maturities. The curve may be inverted, i.e., when rates for short-term maturities are higher than for long-term maturities.